Form 10-K405, Exhibit 13
WESTON ROY F INC
filed 1995-03-29
CIK 106473

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

The following table sets forth for the years indicated the percentage of net revenues represented by certain elements of the Company's consolidated statements of operations. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                   For the years ended December 31
                                                 -----------------------------------
                                                   1994         1993          1992
                                                 -----------------------------------
Net revenues                                      100.0 %      100.0 %      100.0 %
-----------------------------------------------------------------------------------
Expenses
    Direct salaries and other operating costs      86.2 %       84.1 %       81.0 %
    General and administrative expenses            14.2 %       13.0 %       12.6 %
-----------------------------------------------------------------------------------
    Income (loss)  from operations                (0.4) %       2.9 %         6.4 %
Other income (expense)                            (0.5) %      (1.0)%        (1.1)%
-----------------------------------------------------------------------------------
Income (loss)  before income taxes                (0.9) %        1.9 %        5.3 %
Income taxes                                      (0.3) %        0.7 %        2.1 %
------------------------------------------------------------------------------------
Net income (loss)                                 (0.6) %        1.2 %        3.2 %
                                                ====================================

The Company incurs a substantial amount of direct project costs, which are passed directly through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 31%, 32% and 33% of gross revenues in 1994, 1993 and 1992, respectively.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1994 COMPARED TO 1993

Net revenues declined 7% to $200,304,000 from $214,869,000 in 1993.  The
Company's consulting services produced 8% lower net revenues in 1994 primarily as a result of decreased direct labor utilization. Net revenues in 1994 from federal program management services, which are large government projects with dedicated work forces, declined 5% due to a decrease in direct labor. The Company received extensions on certain of its federal program management contracts during 1994, and rebids on two of the Company's contracts, which provided approximately 8% of the Company's 1994 net revenues, are expected to be concluded in 1995. Analytical services net revenues were 7% lower than those in 1993, primarily due to continuing downward pricing pressures. Net revenues from remediation projects were similar to those in 1993.

The Company experienced a $730,000 loss from operations in 1994, compared to operating income of $6,248,000 in 1993. Operating income in 1993 was reduced by a $2,000,000 charge related to an adverse court decision. The decline in operating results was primarily due to decreased net revenues. Direct salaries and other operating costs declined 4%, primarily due to selective operating work force reductions. General and administrative expenses increased less than 2% in 1994. Margins for consulting work were generally lower, except in the Midwestern United States. Contribution from remediation projects was improved from 1993, which included a sizable loss on one project.

In early 1995, the Company further reduced its staffing levels by about 3% and has begun an internal review of business processes, which it believes will produce additional cost efficiency later in 1995. The Company is continuing to allocate significant resources to new business development activities.

One of the Company's two transportable thermal treatment systems completed a project in mid-1994 and is presently idle. The system had been committed to a contract that was cancelled by the customer in late 1994. The Company recorded net revenues of approximately $1,520,000 in 1994 as the estimated settlement of the termination claim. The Company is actively seeking additional projects that will utilize this equipment in 1995.

Other expenses decreased 52% to $1,056,000 in 1994 from $2,179,000 in 1993. Other expenses were reduced by gains of $51,000 and $94,000 realized on redemption of the Company's 7% Convertible Subordinated Debentures in 1994 and 1993, respectively. Investment income increased $707,000 in 1994 due to higher average amounts invested and higher interest rates. Interest expense decreased $546,000 from 1993 due primarily to the repurchase of 7% Convertible Subordinated Debentures and scheduled repayments of a five-year term loan.

1993 COMPARED TO 1992

Net revenues declined 3% to $214,869,000 from $222,050,000 in 1992. Decreases in net revenues from consulting and analytical services were partially offset by increased federal program management net revenues.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



The analytical laboratory business remained in an industry overcapacity situation during 1993, resulting in a 14% net revenue decline. Consulting net revenues declined 4%, primarily due to a substantial decrease in the Western United States and a moderate decrease in the Northeast as a result of localized economic factors and regulatory uncertainty. Partially offsetting these declines were net revenue increases in the Midwest and in the Company's Eastern United States air practice. The Company saw a 7% increase in net revenues from federal program management services.

Income from operations declined 56% to $6,248,000 from $14,275,000 in 1992, principally due to the lower net revenues. Included in income from operations in 1993 was a charge of $2,000,000 for an unfavorable court decision recorded in the fourth quarter. Excluding the above charge, expenses decreased $1,154,000 in 1993 as the Company continued to closely manage its resources during the year. Margins in 1993 for analytical services work and the consulting business generally, particularly in the Western United States, were lower. Operating results of remediation projects were significantly lower, principally due to losses incurred on one project.

Other expenses decreased 14% to $2,179,000 in 1993 from $2,535,000 in 1992. In 1993 other expenses were reduced by $94,000 of gains realized on redemption of the Company's 7% Convertible Subordinated Debentures. The effective tax rate declined to 36.0% in 1993 from 39.0% in 1992 due to lower state income taxes, principally derived from a substantial refund claim.

OTHER

As discussed in Note 8 to the Consolidated Financial Statements, the Company increased the discount rate used for its defined benefit pension plans to 8.50% at December 31, 1994 from 7.25% at December 31, 1993. This discount rate change is expected to decrease the net periodic pension cost charged to income in 1995 by approximately $700,000 as compared to the 1994 expense of $3,271,000.

Management believes that inflationary increases in its operating costs and expenses can generally be absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $8,696,000 in 1994 to $5,745,000 from $14,441,000 at December 31, 1993. Marketable securities increased $1,942,000 in 1994 to $12,992,000 from $11,050,000 at December 31, 1993.

Operating activities provided cash of $1,171,000 in 1994 and $34,257,000 in 1993. The 1993 amount was principally due to decreases in accounts receivable and unbilled costs on contracts during 1993 as the Company's invoice processing activities were restored to normal levels after a system conversion in late 1992. The Company used a portion of its cash flow from operations to liquidate $3,648,000 and $13,229,000 of short-term and long-term debt in 1994 and 1993, respectively.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Net cash investments in property and equipment and other assets were $4,858,000 in 1994 and $5,348,000 in 1993. Investments in 1994 consisted principally of computers and other equipment. Investments in 1993 consisted principally of building improvements and furniture and equipment. The Company plans to invest $8,000,000 to $13,000,000 of capital in 1995. These expenditures are expected to be financed primarily through operating cash flow.

The Company has a five-year term loan at a 5.85% interest rate which is repayable in quarterly installments of $500,000 plus interest through January 1, 1998. The Company is required to make annual redemptions of 10% of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000. The 1995 requirement has been satisfied through repurchases of the Debentures during 1993 and 1994.

The Company received $1,623,000 in 1994 and $1,576,000 in 1993 from shares of Series A common stock issued through its Employee Stock Purchase Plan. The Company received $303,000 in 1993 from the exercise of stock options for shares of Series A common stock under its Stock-Based Incentive Compensation Plan. During 1994, the Company repurchased 215,000 shares of Series A common stock at an aggregate cost of $1,297,000. There are no current plans to issue additional stock other than through the Employee Stock Purchase Plan and the Stock-Based Incentive Compensation Plan.

                            SELECTED FINANCIAL DATA

                                                                For the years ended December 31
                                     --------------------------------------------------------------------------------
(Thousands of dollars, except per
share amounts)                            1994              1993             1992             1991              1990
---------------------------------------------------------------------------------------------------------------------
Gross revenues                       $ 290,081         $ 314,443        $ 330,157        $ 314,992         $ 268,518
Net revenues                         $ 200,304         $ 214,869        $ 222,050        $ 211,279         $ 178,953
Income (loss) from operations        $    (730)        $   6,248        $  14,275        $  11,117         $   5,416
Net Income (loss)                    $  (1,103)        $   2,603        $   7,162        $   5,122         $   2,283
Net income (loss) per
   common share                      $    (.12)        $     .28        $     .79        $     .58         $     .27


AT DECEMBER 31

Working capital                      $  74,352         $  73,289        $  72,659        $  58,893         $  59,411
Total assets                         $ 156,730         $ 165,699        $ 178,956        $ 150,500         $ 139,136
Short-term debt                      $   2,431         $   2,635        $   6,555        $   2,743         $   3,511
Long-term debt (less current
   portion)                          $  29,843         $  33,054        $  42,083        $  35,471         $  35,496
Stockholders' equity                 $  80,892         $  81,719        $  76,785        $  67,286         $  60,957
---------------------------------------------------------------------------------------------------------------------

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Stockholders
Roy F. Weston, Inc.

We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 8, 1995

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS

                                                                                              December 31
                                                                                     ---------------------------
(Thousands of dollars)                                                                     1994         1993

ASSETS
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents                                                             $    5,745  $   14,441
  Marketable securities                                                                     12,992      11,050
  Accounts receivable, trade, net of allowance for doubtful accounts                        68,947      67,435
  Unbilled costs and estimated  earnings on contracts in process                            20,586      20,101
  Prepaid and refundable income taxes                                                        1,581         767
  Deferred income taxes                                                                      1,395       3,411
  Other                                                                                      3,626       3,466
----------------------------------------------------------------------------------------------------------------
    Total current assets                                                                   114,872     120,671
----------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT

  Land                                                                                         215         215
  Buildings and improvements                                                                10,832      10,730
  Furniture and equipment                                                                   54,617      52,938
  Leasehold improvements                                                                     7,579       7,304
  Construction in progress                                                                     253          37
----------------------------------------------------------------------------------------------------------------
    Total property and equipment                                                            73,496      71,224
  Less accumulated depreciation and amortization                                            52,494      46,517
----------------------------------------------------------------------------------------------------------------
  Property and equipment, net                                                               21,002      24,707
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS

  Goodwill, net of accumulated amortization of $1,055 in 1994 and  $906 in 1993              4,899       5,048
  Deferred income taxes                                                                      1,827          20
  Other                                                                                     14,130      15,253
----------------------------------------------------------------------------------------------------------------
    Total other assets                                                                      20,856      20,321
----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                            $  156,730  $  165,699
                                                                                        ========================



See notes to consolidated financial statements.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                                                                                                December 31
                                                                                   ----------------------------
(Thousands of dollars)                                                                        1994         1993

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Current maturities of long-term debt                                                  $    2,431  $    2,635
  Accounts payable and accrued expenses                                                     11,502      12,381
  Billings on contracts in process in excess of costs and estimated earnings                 8,960      12,347
  Employee compensation, benefits and payroll taxes                                          9,841      10,885
  Income taxes payable                                                                         120          53
  Other                                                                                      7,666       9,081
----------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                               40,520      47,382
----------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                              29,843      33,054
----------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                           --           6
----------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                            5,475       3,538
----------------------------------------------------------------------------------------------------------------
CONTINGENCIES
----------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

  Common stock, $.10 par value, 10,500,000 shares authorized; 3,211,213 shares
    issued in 1994; 3,213,163 shares issued in 1993                                            321         321
  Series A common stock, $.10 par value, 20,500,000 shares authorized; 7,668,325
    shares issued in 1994; 7,336,875 shares issued in 1993                                     767         734
  Additional paid-in capital                                                                52,684      51,144
  Retained earnings                                                                         29,415      30,518
----------------------------------------------------------------------------------------------------------------
                                                                                            83,187      82,717
  Less treasury stock at cost, 1,081,275 common shares in
    1994 and 1993; 214,705 Series A common shares in 1994                                    2,295         998
----------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                80,892      81,719
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $  156,730  $  165,699
                                                                                      ==========================

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                            CONSOLIDATED STATEMENTS
                                 OF OPERATIONS

                                                                              For the years ended December 31
                                                                     ----------------------------------------------
(Thousands of dollars, except per share amounts)                             1994             1993             1992
-------------------------------------------------------------------------------------------------------------------
Gross revenues                                                        $  290,081     $    314,443      $   330,157
Direct project costs                                                      89,777           99,574          108,107
-------------------------------------------------------------------------------------------------------------------
   Net revenues                                                          200,304          214,869          222,050
-------------------------------------------------------------------------------------------------------------------
Expenses
   Direct salaries and other operating costs                             172,587          180,600          179,895
   General and administrative  expenses                                   28,447           28,021           27,880
-------------------------------------------------------------------------------------------------------------------
                                                                         201,034          208,621          207,775
-------------------------------------------------------------------------------------------------------------------
       Income (loss) from operations                                        (730)           6,248           14,275
-------------------------------------------------------------------------------------------------------------------
Other income (expense)
   Investment income                                                       1,420              713              699
   Interest expense                                                       (2,541)          (3,087)          (3,048)
   Other                                                                      65              195             (186)
-------------------------------------------------------------------------------------------------------------------
                                                                          (1,056)          (2,179)          (2,535)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                         (1,786)           4,069           11,740
Provision (benefit) for income taxes                                        (683)           1,466            4,578
-------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                  $   (1,103)    $      2,603      $     7,162
                                                                      =============================================
   Net income (loss) per share                                        $     (.12)    $        .28      $       .79
                                                                      =============================================
   Weighted average shares outstanding                                 9,494,196        9,393,350        9,096,712
                                                                      =============================================




See notes to consolidated financial statements.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS

                                                                                       For the years ended December 31
                                                                                   ------------------------------------
(Thousands of dollars)                                                                  1994         1993      1992
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                                 $ (1,103)    $   2,603   $ 7,162
   Adjustments to reconcile net income (loss)
    to net cash provided by (used for) operating activities:
      Depreciation and amortization                                                    10,055        11,258    10,553
      Provision for losses on accounts receivable                                         570           960       960
      Other                                                                             1,314         2,167     1,782
   Change in assets and liabilities:
      Accounts receivable, trade                                                       (2,082)       15,754   (18,007)
      Unbilled costs and estimated earnings on contracts in process                      (485)       11,255    (9,907)
      Other current assets                                                               (160)         (622)    1,246
      Accounts payable and accrued expenses                                              (879)       (2,900)    2,863
      Billings on contracts in process in excess of costs and estimated earnings       (3,387)       (1,445)    4,819
      Employee compensation, benefits and payroll taxes                                  (944)         (932)   (2,424)
      Income taxes                                                                       (747)       (1,784)    1,085
      Deferred income taxes                                                               203          (460)   (1,416)
      Other current liabilities                                                        (2,829)       (1,452)     (186)
      Other assets and liabilities                                                      1,645          (145)      (21)
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used for) operating activities                                1,171        34,257    (1,491)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of investments                                                   33,344        12,160    10,888
   Payments for purchase of investments                                               (34,981)      (16,615)  (13,442)
   Purchase of property and equipment                                                  (4,432)       (4,769)   (8,681)
   Investments in other assets                                                           (426)         (579)   (3,431)
-----------------------------------------------------------------------------------------------------------------------
    Net cash used for investing activities                                             (6,495)       (9,803)  (14,666)
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Net borrowings (repayments) under line-of-credit                                        --        (3,000)    3,000
   Principal payments under long-term debt                                             (3,648)      (10,229)   (2,768)
   Proceeds from issuance of long-term debt                                                --            --    10,000
   Proceeds from issuance of Series A common stock                                      1,623         2,352     2,337
   Purchase of Series A common treasury stock                                          (1,297)           --       --
   Other                                                                                  (50)          (21)      --
-----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used for) financing activities                               (3,372)      (10,898)   12,569
-----------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                               (8,696)       13,556    (3,588)
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS

   Beginning of year                                                                   14,441           885     4,473
-----------------------------------------------------------------------------------------------------------------------
   End of year                                                                       $  5,745      $ 14,441   $   885
                                                                                     ==================================


See notes to consolidated financial statements.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY

                                                                                                      Series A
                                                          Common Stock                              Common Stock
                                                   ---------------------------              ---------------------------
(Thousands of dollars and shares)                Shares               Amount                Shares               Amount
-----------------------------------------------------------------------------------------------------------------------
At January 1, 1992                               3,232            $     323                  6,746             $    675
   Shares issued under employee
       stock purchase plan                          --                   --                    179                   18
   Exercise of stock options                        --                   --                     46                    5
   Other                                           (17)                  (1)                    76                    7
   Net income                                       --                   --                     --                   --
-----------------------------------------------------------------------------------------------------------------------
At December 31, 1992                             3,215                  322                  7,047                  705
   Shares issued under employee
      stock purchase plan                           --                   --                    226                   23
   Exercise of stock options                        --                   --                     40                    4
   Other                                            (2)                  (1)                    24                    2
   Net income                                       --                   --                     --                   --
-----------------------------------------------------------------------------------------------------------------------
At December 31, 1993                             3,213                  321                  7,337                  734
   Shares issued under employee
      stock purchase plan                           --                   --                    329                   33
   Purchase of treasury stock                       --                   --                     --                   --
   Other                                            (2)                  --                      2                   --
   Net loss                                         --                   --                     --                   --
-----------------------------------------------------------------------------------------------------------------------
At December 31, 1994                             3,211            $     321                  7,668             $    767
                                                 ======================================================================



See notes to consolidated financial statements.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                                                                     Treasury Stock
        Additional                                  --------------------------------------------------
         Paid-in               Retained              Common             Series A
         Capital               Earnings              Shares          Common Shares              Amount           Total
----------------------------------------------------------------------------------------------------------------------
        $  46,512            $ 20,753                (1,079)                  --             $   (977)        $ 67,286

            1,352                  --                   --                    --                   --            1,370
              351                  --                   --                    --                   --              356
              605                  --                   --                    --                   --              611
               --               7,162                   --                    --                   --            7,162
-----------------------------------------------------------------------------------------------------------------------
           48,820              27,915                (1,079)                  --                 (977)          76,785

            1,553                  --                   --                    --                   --            1,576
              299                  --                   --                    --                   --              303
              472                  --                   (2)                   --                  (21)             452
               --               2,603                   --                    --                   --            2,603
-----------------------------------------------------------------------------------------------------------------------
           51,144              30,518                (1,081)                  --                 (998)          81,719

            1,590                  --                   --                    --                   --            1,623
               --                  --                   --                  (215)              (1,297)          (1,297)
              (50)                 --                   --                    --                   --              (50)
               --              (1,103)                  --                    --                   --           (1,103)
-----------------------------------------------------------------------------------------------------------------------
         $ 52,684            $ 29,415                (1,081)                (215)            $ (2,295)        $ 80,892
======================================================================================================================

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents and Investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposit accounts, and investments in corporate commercial paper and U.S. Government securities. Marketable securities are stated at fair value. Realized gains and losses are computed based on average cost.

Marketable equity and debt securities available for current operations include investments in corporate commercial paper and U.S. Government debt securities and are classified as current assets in the accompanying consolidated balance sheets. Investments held by the Company's wholly-owned captive insurance subsidiary include equity and bond mutual funds and are classified as noncurrent assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided primarily on the straight-line method over the assets' estimated useful lives. Leasehold improvements are amortized over the shorter of the lease period or estimated useful life on the straight-line method. Property and equipment leased under capital leases are recorded at the lower of fair market value or the present value of future lease payments. Property and equipment under these leases are amortized on a straight-line basis, generally over the assets' estimated useful lives. When property or equipment is sold or retired, the cost of the asset and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in results of operations.

Goodwill

Goodwill arising from the excess of purchase price over the underlying fair value of net assets of acquired subsidiaries is amortized on the straight-line method over a 40-year period.

Income Taxes

The Company provides deferred income taxes on all temporary differences between the tax and financial reporting bases of its assets and liabilities.

Contract Revenue Recognition

The Company's principal business is providing professional engineering and consulting services under cost-plus-fee, time and materials and fixed-price contracts. Revenues from contracts are recorded on the percentage-of-completion method of accounting, determined by relating contract costs incurred to date to total estimated contract costs at completion. Estimated award fees on certain long-term federal contacts are included in revenues at the time the amounts can be reasonably determined. Revenues associated with U.S. Government indirect rates are adjusted when variances are determined on at least an annual basis. Provisions for estimated contract losses are recorded when identified.

Net Income (Loss) per Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and Series A common shares outstanding during the period, including applicable common stock equivalents. The conversion of subordinated debentures has not been assumed because the result is anti-dilutive.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



NOTE 2 - INVESTMENTS

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, the Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity. The adoption of Statement No. 115 was not material to the Company's consolidated financial position and, accordingly, the consolidated balance sheet at December 31, 1993 was not restated.

At December 31, 1994, investments in debt and equity securities are stated at their fair value of $17,053,000. Gross unrealized holding gains and losses at December 31, 1994 were $78,000 and $214,000, respectively. The cost basis of investments aggregated $17,189,000.

Proceeds from the sale of investments in debt and equity securities during 1994 aggregated $33,344,000. Gross realized gains in 1994 were $166,000. No losses were realized during 1994. The change in the unrealized holding loss during the year, net of deferred income taxes of $46,000, was an increase of $90,000.

NOTE 3 - ACCOUNTS RECEIVABLE AND UNBILLED COSTS AND ESTIMATED EARNINGS

Trade accounts receivable consisted of the following:

                                             At December 31
                                          -------------------
(Thousands of dollars)                     1994          1993
-------------------------------------------------------------
Industrial clients                         $ 22,717  $ 24,430
State and municipal governments              11,866    10,797
U.S. Government agencies                     34,374    32,549
Retentions                                    1,689     1,289
-------------------------------------------------------------
                                             70,646    69,065
Less allowance for
 doubtful accounts                            1,699     1,630
-------------------------------------------------------------
                                           $ 68,947  $ 67,435
                                           ==================
Unbilled costs and estimated earnings
consisted of the following:
-------------------------------------------------------------
Industrial clients                         $  2,197  $  7,815
State and municipal governments               2,446     3,563
U.S. Government agencies                     13,621     5,649
Retentions                                    2,322     3,074
-------------------------------------------------------------
                                           $ 20,586  $ 20,101
                                           ==================


Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts; completion of federal government indirect rate audits; final approval of design plans for engineering services; and completion of construction on certain projects. Billed and unbilled retentions of $4,011,000 at December 31, 1994 include $1,665,000, which is expected to be collected during 1996 and thereafter.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 4 - LINE-OF-CREDIT AGREEMENT

The Company has a $45,000,000 unsecured credit facility with a group of banks to provide cash borrowings and letters of credit that expires in 1997. Under the terms of the agreement, cash borrowings, which may not exceed $25,000,000, bear interest at the prime rate, or, at the Company's option, at other variable rates. The Company is subject to a 1/4% annual charge on the unused portion of the facility. The agreement requires the Company to maintain covenants including liquidity, debt to equity, interest coverage, minimum net worth and fixed charge coverage. At December 31, 1994, the unused portion of the unsecured credit facility was $34,806,000.

NOTE 5 - LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:



                                    ----------------------
(Thousands of dollars)                    1994      1993
----------------------------------------------------------
7% Convertible Subordinated
  Debentures due
  April 15, 2002                        $ 24,830  $ 25,830
Bank term loan, payable in
  quarterly installments of $500,000
  plus interest at 5.85% through
  January 1, 1998                          6,500     8,500
Capitalized lease obligations                834     1,218
Other                                        110       141
----------------------------------------------------------
  Total debt                              32,274    35,689
  Less current maturities                  2,431     2,635
----------------------------------------------------------
                                        $ 29,843  $ 33,054
                                        ==================


The 7% Convertible Subordinated Debentures (the Debentures) were issued in 1987. The Debentures are due April 15, 2002, and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option of redeeming the Debentures at a redemption price of 100%.

The Company is required to annually redeem 10% of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1994 and 1993, the Company repurchased $1,000,000 and $5,570,000 of Debentures, respectively, thus satisfying the 1994 and 1995 redemption requirements. The gains on redemption of $51,000 and $94,000 in 1994 and 1993, respectively, have been included in other income in the consolidated statements of operations.
The Debentures are unsecured and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

The Debenture Indenture limits the amount of dividends the Company may declare and limits the funds the Company and its subsidiaries may use to purchase, redeem or retire the Company's capital stock. The Indenture also provides that the Company must maintain a minimum tangible net worth or offer to purchase 10% of the principal amount of the Debentures issued at their principal amount plus accrued interest.

The bank term loan requires the Company to maintain covenants including liquidity, debt to equity, interest coverage and minimum net worth.

Maturities of long-term debt are as follows:

Years ending December 31 (Thousands of dollars)
------------------------------------------------------
  1995                                       $   2,431
  1996                                           5,122
  1997                                           5,291
  1998                                           3,702
  1999                                           3,168
  Thereafter                                    12,560
------------------------------------------------------
                                             $  32,274
                                       ===============

                     ROY F. WESTON, INC. AND SUBSIDIARIES



NOTE 6 - LEASES

Capital Leases

The Company leases furniture, data processing software and office equipment under capital leases expiring in various years through 1999. The following is a schedule of future annual minimum lease payments under capital leases:

Years ending December 31 (Thousands of dollars)
------------------------------------------------------
  1995                                        $    388
  1996                                             304
  1997                                             164
  1998                                              67
  1999                                              29
------------------------------------------------------
  Total minimum lease payments                     952
  Less amount representing interest                118
------------------------------------------------------
  Present value of net minimum
      lease payments                          $    834
                                       ===============

The net book value of assets leased under capital leases aggregated $1,246,000 and $1,616,000 at December 31, 1994 and 1993, respectively.

Operating Leases

The Company leases certain office facilities and equipment under operating leases. These leases generally provide for renewal options and the office leases include escalation clauses based on increases in real estate taxes and operating expenses. For certain office facilities, the Company obtains reimbursements for rental expense under long-term U.S. Government projects.

Minimum annual lease commitments under non-cancelable leases principally for office facilities are as follows:

Years ending December 31 (Thousands of dollars)
------------------------------------------------------
  1995                                        $  8,296
  1996                                           5,902
  1997                                           4,357
  1998                                           3,083
  1999                                           2,526
  Thereafter                                    20,211
------------------------------------------------------
                                              $ 44,375
                                              ========

The following is a summary of rental expense for the years ended December 31:

                       --------------------------------
(Thousands of dollars)        1994      1993       1992
-------------------------------------------------------
Gross rental expense    $  17,588  $ 16,610   $ 16,205
Reimbursed as direct
  project expenses         (6,987)   (5,981)    (5,083)
-------------------------------------------------------

  Net rental expense    $  10,601  $ 10,629   $ 11,122
                        ===============================

NOTE 7 - COMMON STOCK

The Company's common stock and Series A common stock are equivalent except that each share of common stock has one vote per share and each share of Series A common stock has one-tenth of one vote per share. Subject to certain restrictions, shares of common stock are convertible on a one-for-one basis into Series A common stock.

The Company has a Stock-Based Incentive Compensation Plan (Option Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

exceeding 10 years. A total of 1,075,000 shares of Series A common stock have been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of common stock, Series A common stock or any combination thereof.

Option activity under the Option Plan is summarized as follows:


                               --------------------------
                                  Number     Option Price
                               of Shares        per Share
---------------------------------------------------------
Outstanding at January 1,1992    393,100           $ 7.75
   Granted                       111,100           $10.50
   Exercised                     (45,900)          $ 7.75
   Cancelled                     (53,880)  $7.75 - $10.50
---------------------------------------------------------
Outstanding at December 31,1992  404,420   $7.75 - $10.50
   Granted                       190,000           $14.50
   Exercised                     (39,100)          $ 7.75
   Cancelled                     (15,400)  $7.75 - $14.50
---------------------------------------------------------
Outstanding at December 31,1993  539,920   $7.75 - $14.50
   Granted                       147,400           $ 6.63
   Exercised                          --               --
   Cancelled                     (79,300)  $6.63 - $14.50
---------------------------------------------------------
Outstanding at December 31,1994  608,020   $6.63 - $14.50
                                 ========================
Exercisable at December 31,1994  241,360   $7.75 - $14.50
---------------------------------------------------------

In addition, a restricted stock award of 20,000 shares was made to an officer during 1992. At December 31, 1994, there were 352,680 shares available for further grants under the Option Plan.

The Company also has an Employee Stock Purchase Plan (Purchase Plan), which provides for the purchase of Series A common stock by eligible employees.
The Purchase Plan is designed to qualify as a non-compensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 1,575,000 shares of Series A common stock have been reserved for issuance under the Purchase Plan. The price per share of Series A common stock is equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semi-annual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1994, 1993, and 1992, respectively, 329,500, 226,017 and 179,101 shares were issued under the Purchase Plan at prices ranging from $4.68 per share to $8.93 per share.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan (Retirement Plan) covering substantially all of its employees. The benefits are based on a career average formula, which provides credit for each year based on that year's compensation and hours of service. The Company's funding policy is to contribute annually not less than the minimum required by applicable law and regulation nor more than the maximum amount that can be deducted for federal income tax purposes. Retirement Plan assets consist of investments in both fixed income and equity instruments.

The following table sets forth the Retirement Plan's funded status and amounts recognized in the Company's financial statements at December 31:


                                     -------------------------
(Thousands of dollars)                       1994         1993
--------------------------------------------------------------
Actuarial present value of
  accumulated plan benefits:
Accumulated benefit obligation,
  including vested benefits of $15,285
  in 1994 and $15,543 in 1993           $ (17,246)  $ (18,534)
--------------------------------------------------------------
Projected benefit obligation              (20,664)    (22,348)
Plan assets at fair value                  16,076      14,697
--------------------------------------------------------------
Projected benefit obligation in
  excess of plan assets                    (4,588)     (7,651)
Unrecognized net obligation at
  transition being recognized
  over 21 years                               422         454
Unrecognized net loss
  from past experience
  different from that assumed                  63       3,541
Unrecognized prior service cost              (122)        125
Additional liability                           --        (306)
--------------------------------------------------------------
  Accrued pension cost                  $  (4,225)  $  (3,837)
                                       =======================

                     ROY F. WESTON, INC. AND SUBSIDIARIES



Net pension cost for the years ended December 31 includes the following components:

                               -------------------------------
(Thousands of dollars)            1994       1993         1992
--------------------------------------------------------------
Service cost                   $ 2,405   $  2,173     $  1,833
Interest cost on projected
  obligation                     1,633      1,305          988
Actual return on plan assets       559     (1,535)        (846)
Net amortization and deferral   (1,676)       519           84
--------------------------------------------------------------
  Net pension cost             $ 2,921   $  2,462     $  2,059
                               ===============================

The projected benefit obligation was determined using an assumed rate of compensation increase of 5% at December 31, 1994 and December 31, 1993, and weighted average discount rates of 8.5% at December 31, 1994 and 7.25% at December 31, 1993. The change in the weighted average discount rate had the effect of decreasing the projected benefit obligation by $5,825,000 at December 31, 1994. The expected long-term rate of return on assets was 9.25% at December 31, 1994 and December 31, 1993.

The Company has an Employees' Savings Plan which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). The Company has agreed to contribute to the Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $2,581,000, $2,527,000 and $2,180,000 for 1994, 1993 and 1992, respectively.

The Company also has an Employee Stock Ownership Plan (ESOP) for the benefit of substantially all employees. Contributions to the ESOP are discretionary and may be in cash or in Series A common stock. Company contributions not in the form of Company stock and earnings of the Trust may be used to purchase additional shares of Company stock from stockholders or the Company at a price not in excess of the fair market value of such stock. No ESOP contributions were made for 1994 and 1993. A contribution of $302,000 was made for 1992.

The Company has two nonqualified supplementary retirement plans. The Company's Executive Supplemental Benefit Plan provides certain executive officers supplemental retirement benefits upon their retirement from the Company or preretirement death benefits. The amount of these benefits is based on years of participation in the plan multiplied by an annual retirement benefit amount, which is determined by the Company. The Company's Supplemental Split Dollar Life Insurance Plan provides certain other officers and key employees with a lump sum retirement benefit, upon retirement from the Company, of $5,000 plus an additional $5,000 for each year of participation in excess of 10 years, or a preretirement death benefit of $200,000. The Company has purchased life insurance contracts on the lives of the participants. The Company owns the contracts and is the beneficiary of contracts on the lives of the Executive Supplemental Benefit Plan participants. The amount of coverage is designed to provide sufficient proceeds to recover the costs of the plan. The cash value of the life insurance contracts, included in other assets in the accompanying consolidated balance sheets, was $3,589,000 and $2,820,000 at December 31, 1994 and 1993, respectively. Premiums for the years ended December 31, 1994, 1993 and 1992 for these plans were $674,000, $684,000 and $644,000, respectively.

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

The following table sets forth the supplemental plans' funded status and amounts recognized in the Company's financial statements at December 31:

                                   -----------------------
(Thousands of dollars)                    1994       1993
----------------------------------------------------------
Actuarial present value of
  accumulated plan benefits:
Accumulated benefit obligation,
  including vested benefits of
  $1,084 in 1994 and $1,192 in 1993     $(2,183)   $(2,065)
-----------------------------------------------------------
Projected benefit obligation             (2,183)    (2,065)
Plan assets at fair value                    --         --
Projected benefit obligation in
  excess of plan assets                  (2,183)    (2,065)
Unrecognized net obligation at
  transition being recognized
  over 15 years                             127        145
Unrecognized net loss from past
  experience different
  from that assumed                         960      1,059
Additional liability                     (1,087)    (1,204)
-----------------------------------------------------------
  Accrued supplemental
     pension liability                  $(2,183)   $(2,065)
                                        ===================

Net supplemental pension cost for the years ended December 31 includes the following components:

(Thousands of dollars)          1994      1993        1992
----------------------------------------------------------
Service cost                   $  85     $ 105       $ 115
Interest cost on projected
  obligation                     163       140         107
Return on plan assets             --        --          --
Amortization                     102        85          63
----------------------------------------------------------
Net supplemental
     pension cost              $ 350     $ 330       $ 285
                               ===========================

The projected benefit obligation was determined using weighted average discount rates of 8.5% at December 31, 1994 and 7.25% at December 31, 1993. The change in the weighted average discount rate had the effect of decreasing the projected benefit obligation by $259,000 at December 31, 1994.

The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1994, 1993 and 1992 for these plans were $3,998,000, $4,579,000 and $3,984,000, respectively.

The Company provides health care benefits to retirees based on the cost of such benefits in the year of retirement. The benefits are funded on a cash basis. Effective January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" to account for these medical benefits.

The net periodic cost for postretirement health care benefits for the years ended December 31 includes the following components:

                                       ----------------------------
(Thousands of dollars)                         1994            1993
-------------------------------------------------------------------

  Service cost                             $    152        $    139
  Interest cost                                 122             116
  Amortization of transition obligation          74              74
-------------------------------------------------------------------
                                           $    348        $    329
                                           ========================

The amounts recognized in the Company's balance sheet at December 31 were as follows:

                                        ---------------------------
(Thousands of dollars)                         1994            1993
-------------------------------------------------------------------
Accumulated postretirement
benefit obligation:
  Retirees                                $   (893)        $(1,010)
  Fully eligible active plan participants       (5)            (12)
  Other active plan participants              (784)           (687)
-------------------------------------------------------------------
                                            (1,682)         (1,709)

Unrecognized net loss (gain)                  (211)              5
Unrecognized net obligation                  1,332           1,406
-------------------------------------------------------------------
Accrued postretirement benefit liability  $   (561)       $   (298)
                                          =========================

                     ROY F. WESTON, INC. AND SUBSIDIARIES



The accumulated postretirement benefit obligation was determined using weighted average discount rates of 8.5% at December 31, 1994 and 7.25% at December 31, 1993. A cost increase of 12% for covered health care benefits was assumed for 1995. The rate was assumed to decrease by approximately 1% per year to 5.5% after 7 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the aggregate of service cost and interest cost by approximately 7% and the accumulated postretirement benefit obligation by approximately 8%.

NOTE 9 - CONTINGENCIES

As collateral for performance on contracts, the Company is contingently liable at December 31, 1994 in the amount of $10,194,000, under standby letters of credit.

A substantial portion of the Company's gross revenues is derived from work involving hazardous materials, toxic wastes and other pollutants. Such efforts frequently entail significant risks of liability for environmental damage, personal injury, and fines and costs imposed by regulatory agencies. A substantial number of the Company's contracts require indemnification of a client for performance claims, damages or losses unless such injury or damage is solely the result of the client's negligence or willful acts. The Company has been able to insure against most liabilities it may incur in this regard.

The Company has obtained coverage with commercial carriers to insure against pollution liability claims. Although this insurance covers many of the Company's environmental exposures, there are instances where project-specific pollution insurance policies are necessary. The Company will continue to evaluate exposures associated with each project to determine if additional coverage is necessary. The Company continues to be partially self-insured through its subsidiary, Cardinal Indemnity Company of North America, a captive insurance company. Cardinal provides professional liability and pollution coverage for deductible amounts of the commercial insurance coverage.

While the insurance carried by the Company may not be sufficient to cover all claims that may arise, and while insurance carriers may not continue to make coverage available to the Company, management believes it has provided an adequate level of insurance coverage.

During 1993, a trial court issued summary judgment against the Company and awarded damages of $3,200,000 in connection with litigation of a contract dispute. In response to this adverse decision, the Company recorded a charge of $2,000,000 in 1993 to increase its provision for the ultimate outcome, pending resolution of its appeal. In 1994 the Appeals Court denied the Company's appeal of the trial court decision. Subsequent payment of the damage award had no impact on the Company's 1994 results of operations.

Performance of a 1993 remediation contract was subject to several delays and in 1994 was partially terminated for convenience by the customer. The Company has submitted a claim for its costs incurred as a result of the delays and termination. The Company recorded net revenues aggregating approximately $1,520,000 in 1994 as the estimated amount to be received in settlement of its claim. The claim is subject to further negotiation and review which could impact the amount ultimately received.

The Company is subject to certain claims and lawsuits in connection with work performed in the ordinary course of its business. In the opinion of management, such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 10 - INCOME TAXES

The components of the provision (benefit) for income taxes for the years ended December 31 are as follows:


                        ------------------------------
(Thousands of dollars)       1994       1993      1992
------------------------------------------------------
Current
  Federal                $  (799)   $ 1,965   $ 4,891
  State                     (133)       (41)    1,103
------------------------------------------------------
                            (932)     1,924     5,994
------------------------------------------------------
Deferred
  Federal                     27       (356)   (1,013)
  State                      222       (102)     (403)
------------------------------------------------------
                             249       (458)   (1,416)
------------------------------------------------------
                         $  (683)   $ 1,466   $ 4,578
                         =============================

                     ROY F. WESTON, INC. AND SUBSIDIARIES



                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

Temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

                              -----------------------
(Thousands of dollars)              1994         1993
-----------------------------------------------------
Deferred tax assets:
 Uncollectible accounts         $   673     $    788
 Other accruals                     152        1,989
 Pensions                         2,386        1,340
 Self insurance                   1,114          794
 Depreciation                       668           --
 State tax loss carryforwards       471           --
 Other                            1,056          823
-----------------------------------------------------
                                  6,520        5,734
-----------------------------------------------------
Deferred tax liabilities:
 Amortization                      (861)      (1,185)
  Retainage                      (1,018)        (489)
  Award fees                       (711)        (488)
  Other                            (237)        (147)
-----------------------------------------------------
                                 (2,827)      (2,309)
Valuation allowance                (471)          --
-----------------------------------------------------
Net deferred income taxes       $ 3,222     $  3,425
                                =====================

A valuation allowance was established in 1994 for state tax loss carryforwards since it is more likely than not that these assets will not be realized.

The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:

                             --------------------------
                               1994      1993      1992
-------------------------------------------------------
Statutory rate                 34.0%     34.0%    34.0%
State income taxes,
  net of federal taxes         (3.3)     (2.3)     3.9

Amortization of goodwill        2.8       1.3      0.5
Travel-related meals            5.9       1.0      0.4
Tax exempt interest            (5.8)     (3.2)    (0.7)
Other, net                      4.7       5.2      0.9
-------------------------------------------------------
   Effective tax rate          38.3%     36.0%    39.0%
                               ========================

NOTE 11 - MAJOR CUSTOMER INFORMATION

Gross revenues from contracts with the U.S. Government and its agencies amounted to $157,529,000, $170,324,000 and $183,713,000 for the years ended
December 31, 1994, 1993 and 1992, respectively. Included in these totals are revenues of $53,062,000, $54,207,000, and $62,662,000 from contracts with the
U. S. Environmental Protection Agency; $44,436,000, $52,272,000 and $51,443,000
from contracts with the U.S. Department of Energy; and $55,967,000, $60,585,000 and $67,280,000 from contracts with the U. S. Department of Defense.

NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes were $91,000, $3,710,000 and $4,909,000 in 1994, 1993 and 1992, respectively. The Company received refunds of previously paid income taxes aggregating $276,000 in 1994.

Cash payments for interest, net of $220,000 capitalized in 1992, were $2,500,000, $2,996,000 and $2,597,000 in 1994, 1993 and 1992, respectively.

Capital lease obligations of $233,000, $280,000 and $192,000 were incurred during 1994, 1993 and 1992, respectively, when the Company entered into leases for property and equipment and other assets.

                     ROY F. WESTON, INC. AND SUBSIDIARIES




NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates its fair value.

Investment securities:  The fair values are based on quoted market prices.

Long-term debt: The fair value of the Company's 7% Convertible Subordinated Debentures is based on the quoted market price. The fair value of other long-term debt is based on rates currently available with similar terms and maturities.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

                       -----------------------------------------------
                                  1994                            1993
                       -----------------------------------------------
                         Carrying         Fair    Carrying        Fair
(Thousands of dollars)     Amount        Value      Amount       Value
----------------------------------------------------------------------
Cash and
    cash equivalents    $   5,745    $   5,745   $  14,441   $  14,441

Investment securities:
  Current               $  12,992    $  12,992   $  11,050   $  11,050
  Noncurrent            $   4,062    $   4,062   $   4,309   $   4,686

Long-term debt:
  7% Convertible
      Subordinated
      Debentures        $  24,830    $  17,878   $  25,830   $  22,537
  Other                 $   6,610    $   5,873   $   8,641   $   8,641
----------------------------------------------------------------------

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for 1994 and 1993 is presented in the following tables:

(Thousands of dollars,           First         Second         Third         Fourth
except per share data)         Quarter        Quarter       Quarter        Quarter
----------------------------------------------------------------------------------
1994

Gross revenues               $  72,191       $ 69,860      $ 75,531       $ 72,499
Net revenues                 $  50,028       $ 50,057      $ 51,086       $ 49,133*
Income (loss) from
  operations                 $     598       $   (650)     $    232       $   (910)
Net income (loss)            $     103       $   (546)     $      9       $   (669)
Net income (loss)
    per share                $     .01       $   (.06)     $     --       $   (.07)
Series A common
  stock market price:
    High                     $   10.25       $   8.50      $   6.50       $   7.38
    Low                      $    6.50       $   5.88      $   5.13       $   5.38
==================================================================================

1993

Gross revenues                $ 82,733       $ 83,171      $ 77,376       $ 71,163
Net revenues                  $ 55,348       $ 56,139      $ 54,002       $ 49,380
Income (loss) from
  operations                  $  3,451       $  3,499      $  2,024       $ (2,726)**
Net income (loss)             $  1,669       $  1,882      $    909       $ (1,857)
Net income (loss)
  per share                   $    .18       $    .20      $    .10       $  ( .20)
Series A common
  stock market price:
    High                      $  15.25       $  14.25      $  11.50       $   9.75
    Low                       $  12.13       $  10.50      $   9.00       $   6.50
==================================================================================

* Includes approximately $1,650 representing refined estimates of contract realization on two remediation projects.

**Includes a charge of $2,000 for an adverse court decision.

The Company's Series A common stock is traded in the NASDAQ National Market System under the symbol "WSTNA." There is no established public trading market for the Company's common stock. At December 31, 1994, there were 3,261 holders of record of Series A common stock and 24 holders of common stock.

The Company has not paid any cash dividends since 1978. The Board of Directors intends to retain earnings for the foreseeable future for the expansion of the Company's business.