Form 10-K405, Exhibit 13
period 1995-12-31
WESTON ROY F INC
filed 1996-03-28
CIK 106473

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                                      1995
                                FINANCIAL REVIEW

                  15   Management's Discussion and Analysis of
                       Financial Condition and Results of Operations

                  18   Selected Financial Data

                  19   Report of Independent Accountants

                  20   Consolidated Balance Sheets

                  22   Consolidated Statements of Operations

                  23   Consolidated Statements of Cash Flows

                  24   Consolidated Statements of Stockholders' Equity

                  26   Notes to Consolidated Financial Statements

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

                                                     For the years ended December 31
                                               --------------------------------------------
                                                   1995           1994           1993
-------------------------------------------------------------------------------------------
Net revenues                                      100.0 %        100.0 %        100.0 %
-------------------------------------------------------------------------------------------
Expenses
    Direct salaries and other operating costs      84.9 %         86.2 %         84.1 %
    General and administrative expenses            13.8 %         14.2 %         13.0 %
-------------------------------------------------------------------------------------------
    Income (loss) from operations                   1.3 %         (0.4)%          2.9 %
Other income (expense)                             (0.2)%         (0.5)%         (1.0)%
-------------------------------------------------------------------------------------------
Income (loss) before income taxes                   1.1 %         (0.9)%          1.9 %
Income taxes                                        0.4 %         (0.3)%          0.7 %
-------------------------------------------------------------------------------------------
Net income (loss)                                   0.7 %         (0.6)%          1.2 %
                                               ============================================


         The Company incurs a substantial amount of direct project costs, which are passed through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 33%, 31% and 32% of gross revenues in 1995, 1994 and 1993, respectively.

RESULTS OF OPERATIONS

1995 COMPARED TO 1994

         Net revenues increased 3% to $206,273,000 from $200,304,000 in 1994.
Net revenues from remediation and consulting projects increased 36% and 4%, respectively. Partially offsetting these gains was a 19% decline in analytical services net revenues due to downward pricing pressures which have impacted the analytical services industry. Net revenues from federal program management services, which are large government projects with dedicated work forces, declined 6%, as federal agencies reduced funding on certain projects. Federal budget reductions affecting environmental regulations will likely further diminish federal program management net revenues.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         The Company had income from operations of $2,623,000 in 1995, compared to a $730,000 loss from operations in 1994. The improved operating results were primarily due to higher net revenues from remediation projects, partially offset by significantly lower margins for analytical services. During 1995, the Company adopted a plan to close one of its laboratory facilities and recorded a provision of $1,300,000, consisting principally of lease termination costs and the writedown of leasehold improvements and equipment. The Company believes efficiencies gained by concentrating its analytical laboratory services in its remaining two laboratories will reduce fixed costs; however, the outlook for the analytical services industry continues to be difficult. Operating results from consulting projects increased slightly in 1995 as a result of higher personnel utilization. Margins for consulting work improved in most areas, but declined in the Western United States. Operating results from federal program management services declined from 1994 in an amount similar to the 1995 revenue shortfall, principally due to reduced program personnel requirements and utilization.

         The smaller of the Company's two transportable thermal treatment systems has been idle since mid-1994. The system had been committed to a contract that was cancelled in late 1994. The Company recorded net revenues of approximately $1,800,000 in 1995 and $1,520,000 in 1994 in connection with the settlement of the termination claim. The Company is seeking additional projects that will use this equipment, but anticipates 1996 treatment system profitability to be lower than 1995.

         Overall spending for 1995 general and administrative expenses remained similar to that of the prior year. The Company increased its spending on quality assurance and strategic planning, while realizing cost savings from business process efficiencies. The Company is continuing to allocate significant resources to business development activities.

         Other expenses decreased 76% to $258,000 in 1995 from $1,056,000 in 1994. Other expenses were reduced by gains of $376,000 and $51,000 realized on redemption of the Company's 7% Convertible Subordinated Debentures in 1995 and 1994, respectively. Investment income increased $193,000 in 1995 due primarily to higher interest rates. Interest expense decreased $259,000 from 1994 due primarily to the repurchase of 7% Convertible Subordinated Debentures and scheduled repayments of its five-year term loan.

1994 COMPARED TO 1993

         Net revenues declined 7% to $200,304,000 from $214,869,000 in 1993.
The Company's consulting projects produced 8% lower net revenues in 1994. Net revenues in 1994 from federal program management services declined 5% due to a decrease in direct labor. Analytical laboratory services net revenues were 7% lower than those in 1993 primarily due to continuing downward pricing pressures. Net revenues from remediation projects were similar to those in 1993.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES


consulting work were generally lower, except in the Midwestern United States. Contribution from remediation projects was improved from 1993, which included a sizable loss on one project.

         Other expenses decreased 52% to $1,056,000 in 1994 from $2,179,000 in 1993. Other expenses were reduced by gains of $51,000 and $94,000 realized on redemption of the Company's 7% Convertible Subordinated Debentures in 1994 and 1993, respectively. Investment income increased $707,000 due to higher average amounts invested and higher interest rates. Interest expense decreased $546,000 from 1993 due primarily to the repurchase of 7% Convertible Subordinated Debentures and scheduled repayments of a five-year term loan.

OTHER

         As discussed in Note 9 to the Consolidated Financial Statements, the Company decreased the discount rate used for its defined benefit pension plans to 7.25% at December 31, 1995 from 8.50% at December 31, 1994. This discount rate change is expected to increase the net periodic pension cost charged to income in 1996 by approximately $500,000 as compared to the 1995 expense of $2,409,000.

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. Statement No. 123 allows the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value, or, permits continued application of existing accounting rules. The Company plans to continue to apply existing rules and will disclose the required proforma net income and earnings per share data. The adoption of Statement No. 123 will not have an impact on the Company's financial position or results of operations.

         Management believes that inflationary increases in its operating costs and expenses can generally be absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents increased $7,235,000 in 1995 to $12,980,000 from $5,745,000 at December 31, 1994. Marketable securities decreased $10,179,000 in 1995 to $2,813,000 from $12,992,000 at December 31, 1994.

         Operating activities provided cash of $12,789,000 in 1995 and $1,121,000 in 1994. The Company used a portion of its cash flow from operations to liquidate $5,436,000 and $3,648,000 of short-term and long-term debt in 1995 and 1994, respectively.

         Net cash investments in property and equipment and other assets were $9,988,000 in 1995 and $4,858,000 in 1994. Investments in 1995 included
$2,000,000 for a minority interest in a bioremediation and infrastructure engineering company, building improvements, computers and other equipment. Investments in 1994 consisted principally of computers and other equipment. The Company's capital expenditures are financed primarily through operating cash flow.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

         The Company has a five-year term loan at a 5.85% interest rate, which is repayable in quarterly installments of $500,000 plus interest through January 1, 1998. The Company is required to make annual redemptions of 10% of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000. The 1996 requirement has been satisfied through repurchases of the debentures during 1994 and 1995.

         The Company received $1,359,000 in 1995 and $1,623,000 in 1994 from shares of Series A common stock issued through its Employee Stock Purchase Plan. During 1995 and 1994, the Company repurchased 298,400 and 214,705 shares, respectively, of Series A common stock for $1,512,000 and $1,297,000, respectively. There are no current plans to issue additional stock other than through the Employee Stock Purchase Plan and the Stock-Based Incentive Compensation Plan.

                            SELECTED FINANCIAL DATA

                                                    For the years ended December 31
                                   ---------------------------------------------------------------------
(Thousands of dollars, except per        1995          1994          1993           1992          1991
share amounts)
--------------------------------------------------------------------------------------------------------
Gross revenues                      $ 309,858     $ 290,081     $ 314,443      $ 330,157     $ 314,992
Net revenues                        $ 206,273     $ 200,304     $ 214,869      $ 222,050     $ 211,279
Income (loss) from operations       $   2,623     $    (730)    $   6,248      $  14,275     $  11,117
Net income (loss)                   $   1,514     $  (1,103)    $   2,603      $   7,162     $   5,122
Net income (loss) per
   common share                     $     .16     $    (.12)    $     .28      $     .79     $     .58

AT DECEMBER 31
--------------------------------------------------------------------------------------------------------
Working capital                     $  67,875     $  74,352     $  73,289      $  72,659     $  58,893
Total assets                        $ 163,406     $ 156,730     $ 165,699      $ 178,956     $ 150,500
Short-term debt                     $   2,261     $   2,431     $   2,635      $   6,555     $   2,743
Long-term debt (less current
   portion)                         $  24,673     $  29,843     $  33,054      $  42,083     $  35,471
Stockholders' equity                $  82,901     $  80,892     $  81,719      $  76,785     $  67,286

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Roy F. Weston, Inc.

         We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 7, 1996

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                                                                                          December 31
                                                                             ------------------------------------
(Thousands of dollars)                                                                 1995                1994

ASSETS
-----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS

   Cash and cash equivalents                                                      $  12,980            $  5,745
   Marketable securities                                                              2,813              12,992
   Accounts receivable, trade, net of allowance for doubtful accounts                78,374              68,947
   Unbilled costs and estimated earnings on contracts in process                     17,935              20,586
   Prepaid and refundable income taxes                                                1,369               1,581
   Deferred income taxes                                                              3,145               1,395
   Other                                                                              2,602               3,626

-----------------------------------------------------------------------------------------------------------------
        Total current assets                                                        119,218             114,872
-----------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

   Land                                                                                 215                 215
   Buildings and improvements                                                        11,308              10,832
   Furniture and equipment                                                           58,348              54,617
   Leasehold improvements                                                             7,580               7,579
   Construction in progress                                                           1,842                 253

-----------------------------------------------------------------------------------------------------------------

        Total property and equipment                                                 79,293              73,496
   Less accumulated depreciation and amortization                                    58,777              52,494
-----------------------------------------------------------------------------------------------------------------
   Property and equipment, net                                                       20,516              21,002
-----------------------------------------------------------------------------------------------------------------

OTHER ASSETS

   Goodwill, net of accumulated amortization of $1,203 in 1995 and $1,055 in 1994     4,751               4,899
   Deferred income taxes                                                              1,491               1,827
   Other                                                                             17,430              14,130

-----------------------------------------------------------------------------------------------------------------
        Total other assets                                                           23,672              20,856
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $ 163,406            $156,730
                                                                             ====================================


See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                                                                                                         December 31
                                                                                                ----------------------------
(Thousands of dollars)                                                                              1995           1994

LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

   Current maturities of long-term debt                                                         $  2,261       $  2,431
   Accounts payable and accrued expenses                                                          12,444         11,502
   Billings on contracts in process in excess of costs and estimated earnings                     15,346          8,960
   Employee compensation, benefits and payroll taxes                                              11,348          9,841
   Income taxes payable                                                                              208            120
   Other                                                                                           9,736          7,666

----------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                                                                 51,343         40,520
----------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                    24,673         29,843
----------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                                  4,489          5,475
----------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES
----------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

   Common stock, $.10 par value, 10,500,000 shares authorized;  3,193,059 shares
        issued in 1995; 3,211,213 shares issued in 1994                                              319            321
   Series A common stock, $.10 par value, 20,500,000 shares authorized;
        8,028,082 shares issued in 1995; 7,668,325 shares issued in 1994                             803            767
   Unrealized gain (loss) on investments                                                             514            (90)
   Additional paid-in capital                                                                     54,143         52,774
   Retained earnings                                                                              30,929         29,415
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  86,708         83,187

   Less treasury stock at cost, 1,081,275 common shares in 1995 and 1994; 513,105 Series A
        common shares in 1995 and 214,705 Series A common shares in 1994                           3,807          2,295
----------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                                                82,901         80,892
----------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                      $163,406       $156,730
                                                                                                ============================

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                            CONSOLIDATED STATEMENTS
                                 OF OPERATIONS

                                                                                  For the years ended December 31
                                                                           ----------------------------------------------
(Thousands of dollars, except per share amounts)                                     1995           1994           1993
-------------------------------------------------------------------------------------------------------------------------
Gross revenues                                                               $    309,858    $   290,081    $   314,443
Direct project costs                                                              103,585         89,777         99,574
-------------------------------------------------------------------------------------------------------------------------
   Net revenues                                                                   206,273        200,304        214,869
-------------------------------------------------------------------------------------------------------------------------
Expenses
   Direct salaries and other operating costs                                      175,177        172,587        180,600
   General and administrative  expenses                                            28,473         28,447         28,021
-------------------------------------------------------------------------------------------------------------------------
                                                                                  203,650        201,034        208,621
-------------------------------------------------------------------------------------------------------------------------
       Income (loss) from operations                                                2,623           (730)         6,248
-------------------------------------------------------------------------------------------------------------------------
Other income (expense)
   Investment income                                                                1,613          1,420            713
   Interest expense                                                                (2,282)        (2,541)        (3,087)
   Other                                                                              411             65            195
-------------------------------------------------------------------------------------------------------------------------
                                                                                     (258)        (1,056)        (2,179)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                                   2,365         (1,786)         4,069
Provision (benefit) for income taxes                                                  851           (683)         1,466
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                         $      1,514    $    (1,103)   $     2,603
                                                                           ==============================================

   Net income (loss) per share                                               $        .16    $      (.12)   $       .28
                                                                           ==============================================

   Weighted average shares outstanding                                          9,522,562      9,494,196      9,393,350
                                                                           ==============================================


See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS

                                                                                           For the years ended December 31
                                                                                 -----------------------------------------------
(Thousands of dollars)                                                                      1995            1994          1993
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                                   $   1,514       $  (1,103)    $   2,603
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
        Depreciation and amortization                                                      9,468          10,055        11,258
        Provision for losses on accounts receivable                                          201             570           960
        Provision for closure of facility                                                  1,300              --            --
        Other                                                                                515           1,264         2,146
   Change in assets and liabilities:
        Accounts receivable, trade                                                        (9,628)         (2,082)       15,754
        Unbilled costs and estimated earnings on contracts in process                      2,651            (485)       11,255
        Other current assets                                                               1,024            (160)         (622)
        Accounts payable and accrued expenses                                                942            (879)       (2,900)
        Billings on contracts in process in excess of costs and estimated earnings         6,386          (3,387)       (1,445)
        Employee compensation, benefits and payroll taxes                                  1,507            (944)         (932)
        Income taxes                                                                         300            (747)       (1,784)
        Deferred income taxes                                                             (1,725)            203          (460)
        Other current liabilities                                                            151          (2,829)       (1,452)
        Other assets and liabilities                                                      (1,817)          1,645          (145)
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                         12,789           1,121        34,236
--------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of investments                                                      18,520          33,344        12,160
   Payments for purchase of investments                                                   (8,497)        (34,981)      (16,615)
   Purchase of property and equipment                                                     (7,248)         (4,432)       (4,769)
   Investments in other assets                                                            (2,740)           (426)         (579)
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used for) investing activities                                  35          (6,495)       (9,803)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Net repayments under line-of-credit                                                        --              --        (3,000)
   Principal payments under long-term debt                                                (5,436)         (3,648)      (10,229)
   Proceeds from issuance of Series A common stock                                         1,359           1,623         2,352
   Purchase of Series A common treasury stock                                             (1,512)         (1,297)           --
--------------------------------------------------------------------------------------------------------------------------------
        Net cash used for financing activities                                            (5,589)         (3,322)      (10,877)
--------------------------------------------------------------------------------------------------------------------------------
        Net increase (decrease) in cash and cash equivalents                               7,235          (8,696)       13,556
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS

   Beginning of year                                                                       5,745          14,441           885
--------------------------------------------------------------------------------------------------------------------------------
   End of year                                                                         $  12,980       $   5,745     $  14,441
                                                                                 ===============================================

See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                           CONSOLIDATED STATEMENTS OF
                              STOCKHOLDERS' EQUITY




                                                                                      Series A
                                                     Common Stock                   Common Stock         Unrealized Gain
                                             -------------------------         ----------------------         (Loss)
(Thousands of dollars and shares)                Shares         Amount         Shares          Amount     on Investments
-------------------------------------------------------------------------------------------------------------------------
At January 1, 1993                                3,215          $ 322          7,047           $ 705         $   --
   Shares issued under employee
      stock purchase plan                            --             --            226              23             --
   Exercise of stock options                         --             --             40               4             --
   Other                                             (2)            (1)            24               2             --
   Net income                                        --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------

At December 31, 1993                              3,213            321          7,337             734             --
   Shares issued under employee
      stock purchase plan                            --             --            329              33             --
   Purchase of treasury stock                        --             --             --              --             --
   Other                                             (2)            --              2              --            (90)
   Net loss                                          --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------

At December 31, 1994                              3,211            321          7,668             767            (90)
   Shares issued under employee
      stock purchase plan                            --             --            342              34             --
   Purchase of treasury stock                        --             --             --              --             --
   Other                                            (18)            (2)            18               2            604
   Net income                                        --             --             --              --             --
-------------------------------------------------------------------------------------------------------------------------

At December 31, 1995                              3,193          $ 319          8,028           $ 803          $ 514
                                             ============================================================================


See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                                                        Treasury Stock
                                          ----------------------------------------
           Additional
             Paid-in       Retained         Common         Series A
             Capital       Earnings         Shares       Common Shares     Amount          Total
-----------------------------------------------------------------------------------------------------
           $  48,820      $  27,915         (1,079)            --      $    (977)      $  76,785

               1,553             --             --             --             --           1,576
                 299             --             --             --             --             303
                 472             --             (2)            --            (21)            452
                  --          2,603             --             --             --           2,603
-----------------------------------------------------------------------------------------------------

              51,144         30,518         (1,081)            --           (998)         81,719

               1,590             --             --             --             --           1,623
                  --             --             --           (215)        (1,297)         (1,297)
                  40             --             --             --             --             (50)
                  --         (1,103)            --             --             --          (1,103)
-----------------------------------------------------------------------------------------------------

              52,774         29,415         (1,081)          (215)        (2,295)         80,892

               1,325             --             --             --             --           1,359
                  --             --             --           (298)        (1,512)         (1,512)
                  44             --             --             --             --             648
                  --          1,514             --             --             --           1,514
-----------------------------------------------------------------------------------------------------

           $  54,143      $  30,929         (1,081)          (513)     $  (3,807)      $  82,901
=====================================================================================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

         The Company provides environmental services to industry, the federal government, and state and local government units. Environmental services provided include consulting, construction and remediation, analytical laboratory services and federal program management. The Company's services are provided primarily in the United States, although it does undertake projects in foreign nations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Investments

         The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash on hand, demand deposit accounts, and investments in corporate commercial paper and U.S. Government securities. Marketable securities are stated at fair value. Realized gains and losses are computed based on specific identification.

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

Property and Equipment

         Property and equipment are carried at cost. Depreciation is provided primarily on the straight-line method over the assets' estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease period or estimated useful life on the straight-line method. Property and equipment leased under capital leases are recorded at the lower of fair market value or the present value of future lease payments. Property and equipment under these leases are amortized on a straight-line basis, generally over the assets' estimated useful lives. When property or equipment is sold or retired, the cost of the asset and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in results of operations.

Goodwill

         Goodwill arising from the excess of purchase price over the underlying fair value of net assets of acquired companies is amortized on the straight-line method over a 40-year period. The Company annually evaluates whether changes have occurred that would require revision of the remaining estimated useful life of goodwill. If such circumstances arise, the Company uses an estimate of the related operation's income contribution to determine whether the goodwill is recoverable.

Long-Lived Asset Impairment

         Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of Statement No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that

                      ROY F. WESTON, INC. AND SUBSIDIARIES


an impairment loss has occurred, the loss is recognized in the consolidated statement of operations. The adoption of Statement No. 121 was not material to the financial position or results of operations as of and for the year ended December 31, 1995.

Income Taxes

         The Company provides deferred income taxes on all temporary differences between the tax and financial reporting bases of its assets and liabilities.

Contract Revenue Recognition

         The Company's principal business is providing professional engineering and consulting services under cost-plus-fee, time and materials, and fixed-price contracts. Revenues from contracts are recorded on the percentage-of-completion method of accounting, determined by relating contract costs incurred to date to total estimated contract costs at completion. Estimated award fees on certain long-term federal contracts are included in revenues at the time the amounts can be reasonably determined. Revenues associated with U.S. Government indirect rates are adjusted when variances are determined on at least an annual basis. Provisions for estimated contract losses are recorded when identified.

Net Income (Loss) Per Share

         Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and Series A common shares outstanding during the period, including applicable common stock equivalents. The conversion of subordinated debentures has not been assumed because the result is anti-dilutive.

NOTE 3 - INVESTMENTS

         Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, the Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

Investments in debt and equity securities at December 31 consisted of the following:


                                       -------------------------------
(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Fair Value:
   Current                                  $   2,813      $  12,992
   Noncurrent                                   5,282          4,062
----------------------------------------------------------------------
                                                8,095         17,054

Gross unrealized holding gains                   (782)           (78)
Gross unrealized holding losses                     3            214
----------------------------------------------------------------------
Cost basis of investments                   $   7,316      $  17,190
                                       ===============================

Investment activity for the years ended December 31 was as follows:

(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Proceeds from sale of investments           $  18,520      $  33,344
----------------------------------------------------------------------
Gross realized gains                        $      --      $     166
----------------------------------------------------------------------
Gross realized losses                       $      --      $      --
----------------------------------------------------------------------
Change in unrealized holding gain (loss)    $     915      $    (136)
Deferred income taxes                            (311)            46
----------------------------------------------------------------------
Net change in unrealized
   holding gain (loss)                      $     604      $     (90)
                                       ===============================


         Realized gains and losses are determined on a specific identification basis and included in investment income in the accompanying consolidated statements of operations.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 4 - ACCOUNTS RECEIVABLE AND UNBILLED COSTS
AND ESTIMATED EARNINGS

Trade accounts receivable at December 31 consisted of the following:

                                       -------------------------------
(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Industrial clients                          $  28,086      $  22,717
State and municipal governments                17,683         11,866
U.S. Government agencies                       33,004         34,374
Retentions                                      1,401          1,689
----------------------------------------------------------------------
                                               80,174         70,646
Less allowance for
   doubtful accounts                            1,800          1,699
----------------------------------------------------------------------
                                            $  78,374      $  68,947
                                       ===============================

Unbilled costs and estimated earnings consisted of the following:

----------------------------------------------------------------------
Industrial clients                          $   3,485      $   2,197
State and municipal governments                 2,593          2,446
U.S. Government agencies                       10,774         13,621
Retentions                                      1,083          2,322
----------------------------------------------------------------------
                                            $  17,935      $  20,586
                                       ===============================


         The Company does not believe there is any undue credit risk in connection with its accounts receivable.

         Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts, completion of federal government indirect rate audits, final approval of design plans for engineering services and completion of construction on certain projects. Billed and unbilled retentions of $2,484,000 at December 31, 1995 include $443,000, which is expected to be collected during 1997 and thereafter.


NOTE 5 - LINE-OF-CREDIT AGREEMENT

         The Company has a $45,000,000 unsecured credit facility with a group of banks to provide cash borrowings and letters of credit that expires in 1997. Under the terms of the agreement, cash borrowings, which may not exceed $25,000,000, bear interest at the prime rate or, at the Company's option, other variable rates. The Company is subject to a 1/4% annual charge on the unused portion of the facility. The agreement requires the Company to maintain covenants including liquidity, debt to equity, interest coverage, minimum net worth and fixed charge coverage. At December 31, 1995, the unused portion of the unsecured credit facility was $40,098,000.

NOTE 6 - LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

                                       -------------------------------
(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
7% Convertible Subordinated
   Debentures due
   April 15, 2002                           $  21,830      $  24,830
Bank term loan, payable in
   quarterly installments of $500,000
   plus interest at 5.85% through
   January 1, 1998                              4,500          6,500
Capitalized lease obligations                     604            834
Other                                              --            110
----------------------------------------------------------------------
   Total debt                                  26,934         32,274
   Less current maturities                      2,261          2,431
----------------------------------------------------------------------
                                            $  24,673      $  29,843
                                       ===============================

         The 7% Convertible Subordinated Debentures (the Debentures) were issued in 1987. The Debentures are due April 15, 2002 and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option to redeem the Debentures at a redemption price of 100%.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


         The Company is required to redeem annually 10% of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1995 and 1994, the Company repurchased $3,000,000 and $1,000,000 principal amount of Debentures, respectively, thus satisfying the 1995 and 1996 redemption requirements. The gains on redemption of $376,000 and $51,000 in 1995 and 1994, respectively, have been included in other income in the consolidated statements of operations. The Debentures are unsecured and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

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

         The fair value of the Debentures based on quoted market price at December 31, 1995 and 1994 was $17,547,000 and $17,878,000, respectively.

         The bank term loan requires the Company to maintain covenants including liquidity, debt to equity, interest coverage and minimum net worth. The fair value of the bank term loan, based on rates currently available with similar terms and maturities, at December 31, 1995 and 1994 was $4,277,000 and $5,763,000, respectively.

         Maturities of long-term debt are as follows:

Years ending December 31 (Thousands of dollars)
----------------------------------------------------------------------
   1996                                                    $   2,261
   1997                                                        5,151
   1998                                                        3,762
   1999                                                        3,188
   2000                                                        3,152
   Thereafter                                                  9,420
----------------------------------------------------------------------
                                                           $  26,934
                                                        ==============

NOTE 7 - LEASES

Capital Leases

         The Company leases office equipment under capital leases expiring in various years through 2000. The following is a schedule of future annual minimum lease payments under capital leases:

Years ending December 31 (Thousands of dollars)
----------------------------------------------------------------------
   1996                                                    $     311
   1997                                                          188
   1998                                                          135
   1999                                                           51
   2000                                                           13
----------------------------------------------------------------------
Total minimum lease payments                                     698
Less amount representing interest                                 94
----------------------------------------------------------------------
Present value of net minimum lease payments                $     604
                                                        ==============

         The net book value of assets leased under capital leases aggregated $841,000 and $1,246,000 at December 31, 1995 and 1994, respectively.

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

         Minimum annual lease commitments under non-cancelable leases principally for office facilities are as follows:

Years ending December 31 (Thousands of dollars)
----------------------------------------------------------------------
   1996                                                    $   8,413
   1997                                                        5,919
   1998                                                        4,191
   1999                                                        3,553
   2000                                                        2,435
   Thereafter                                                 17,420
----------------------------------------------------------------------
                                                           $  41,931
                                                        ==============

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

         The following is a summary of rental expense for the years ended December 31:

                                       ---------------------------------------------
(Thousands of dollars)                           1995           1994          1993
------------------------------------------------------------------------------------
Gross rental expense                        $  18,468      $  17,588     $  16,610
Reimbursed as direct
   project expenses                            (8,214)        (6,987)       (5,981)
------------------------------------------------------------------------------------
   Net rental expense                       $  10,254      $  10,601     $  10,629
                                       =============================================


NOTE 8 - COMMON STOCK

         The Company's common stock and Series A common stock are equivalent except that each share of common stock has one vote per share and each share of Series A common stock has one-tenth of one vote per share. Subject to certain restrictions, shares of common stock are convertible on a one-for-one basis into Series A common stock.

         The Company has a Stock-Based Incentive Compensation Plan (Option
Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not exceeding 10 years. A total of 1,075,000 shares of Series A common stock have been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of common stock, Series A common stock or any combination thereof.

         Option activity under the Option Plan is summarized as follows:

                                           -------------------------------
                                               Number      Option Price
                                            of Shares         per Share
--------------------------------------------------------------------------
Outstanding at January 1, 1993                404,420    $ 7.75-$ 10.50
   Granted                                    190,000           $ 14.50
   Exercised                                  (39,100)          $  7.75
   Cancelled                                  (15,400)   $ 7.75-$ 14.50
--------------------------------------------------------------------------
Outstanding at December 31, 1993              539,920    $ 7.75-$ 14.50
   Granted                                    147,400           $  6.63
   Exercised                                        -                 -
   Cancelled                                  (79,300)   $ 6.63-$ 14.50
--------------------------------------------------------------------------
Outstanding at December 31, 1994              608,020    $ 6.63-$ 14.50
   Granted                                     96,000    $ 4.44-$  5.19
   Exercised                                        -                 -
   Cancelled                                  (73,300)   $ 5.19-$ 14.50
--------------------------------------------------------------------------
Outstanding at December 31, 1995              630,720    $ 4.44-$ 14.50
                                           ===============================
Exercisable at December 31, 1995              317,920    $ 6.63-$ 14.50
--------------------------------------------------------------------------

         In addition, a restricted stock award of 20,000 shares was made to an officer during 1992. At December 31, 1995 there were 329,980 shares available for further grants under the Option Plan.

         The Company also has an Employee Stock Purchase Plan (Purchase Plan), which provides for the purchase of Series A common stock by eligible employees. The Purchase Plan is designed to qualify as a noncompensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 2,025,000 shares of Series A common stock have been reserved for issuance under the Purchase Plan. The price per share of Series A common stock is equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semi-annual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1995, 1994, and 1993, respectively, 341,603, 329,500 and 226,017 shares were issued under the Purchase Plan at prices ranging from $3.93 per share to $8.93 per share.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


NOTE 9 - EMPLOYEE BENEFIT PLANS

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

         The following table sets forth the Retirement Plan's funded status and amounts recognized in the Company's financial statements at December 31:

(Thousands of dollars)                            1995          1994
----------------------------------------------------------------------
Actuarial present value of
   accumulated plan benefits:
Accumulated benefit obligation,
   including vested benefits of $24,567
   in 1995 and $15,285 in 1994              $ (25,965)     $ (17,246)
----------------------------------------------------------------------
Projected benefit obligation                  (31,053)       (20,664)
Plan assets at fair value                      20,955         16,076
----------------------------------------------------------------------
Projected benefit obligation in
   excess of plan assets                      (10,098)        (4,588)
Unrecognized net obligation at
   transition being recognized
   over 21 years                                  389            422
Unrecognized net loss from
   past experience different
   from that assumed                            4,828             63
Unrecognized prior service cost                  (107)          (122)
Additional liability                              (22)             -
----------------------------------------------------------------------
   Accrued pension cost                     $  (5,010)     $  (4,225)
                                       ===============================

         Net pension cost for the years ended December 31 includes the following components:


                                       ---------------------------------------------
(Thousands of dollars)                           1995           1994          1993
------------------------------------------------------------------------------------
Service cost                                $   1,754      $   2,405     $   2,173
Interest cost on projected
   obligation                                   1,918          1,633         1,305
Actual return on plan assets                   (4,041)           559        (1,535)
Net amortization and deferral                   2,441         (1,676)          519
------------------------------------------------------------------------------------
   Net pension cost                         $   2,072      $   2,921     $   2,462
                                       =============================================


         The projected benefit obligation was determined using an assumed rate of compensation increase of 5% at December 31, 1995 and December 31, 1994 and weighted average discount rates of 7.25% at December 31, 1995 and 8.50% at December 31, 1994. The change in the weighted average discount rate had the effect of increasing the projected benefit obligation by $6,712,000 at December 31, 1995. The expected long-term rate of return on assets was 9.25% at December 31, 1995 and December 31, 1994.

         The Company has an Employees' Savings Plan which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). The Company has agreed to contribute to the Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $2,453,000, $2,581,000 and $2,527,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

         The Company has three nonqualified supplementary retirement plans. The Pension Restoration Plan provides additional retirement benefits to those executives whose compensation exceeds that includable under the Retirement Plan. The Company's Executive Supplemental Benefit Plan provides certain executive officers supplemental retirement benefits upon their retirement from the Company or preretirement death benefits. The amount of these benefits is based upon years of participation in the plan multiplied by an annual retirement benefit amount, which is

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

determined by the Company. The Company's Supplemental Split Dollar Life Insurance Plan provides certain other officers and key employees with a lump sum retirement benefit, upon retirement from the Company, of $5,000 plus an additional $5,000 for each year of participation in excess of 10 years, or a preretirement death benefit of $200,000. The Company has purchased life insurance contracts on the lives of the participants. The Company owns the contracts and is the beneficiary of contracts on the lives of the Executive Supplemental Benefit Plan participants. The amount of coverage is designed to provide sufficient proceeds to recover the costs of the plan. The cash value of the life insurance contracts, included in other assets in the accompanying consolidated balance sheets, was $4,345,000 and $3,589,000 at December 31, 1995 and 1994, respectively. Premiums for the years ended December 31, 1995, 1994 and 1993 for these plans were $682,000, $674,000 and $684,000, respectively.

         The following table sets forth the supplemental plans' funded status and amounts recognized in the Company's financial statements at December 31:

                                       -------------------------------
(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Actuarial present value of
   accumulated plan benefits:
Accumulated benefit obligation,
   including vested benefits of
   $1,248 in 1995 and $1,084 in 1994        $  (2,310)     $  (2,183)
----------------------------------------------------------------------
Projected benefit obligation                   (2,505)        (2,183)
Plan assets at fair value                          --             --
Projected benefit obligation in
   excess of plan assets                       (2,505)        (2,183)
Unrecognized net obligation at
   transition being recognized
   over 15 years                                  109            127
Unrecognized net loss from
   past experience different from
   that assumed                                 1,093            960
Additional liability                           (1,034)        (1,087)
----------------------------------------------------------------------
   Accrued supplemental
   pension liability                        $  (2,337)     $  (2,183)
                                       ===============================

Net supplemental pension cost for the years ended December 31 includes the following components:

                                       ---------------------------------------------
(Thousands of dollars)                           1995           1994          1993
------------------------------------------------------------------------------------
Service cost                                $      77      $      85     $     105
Interest cost on projected
   obligation                                     179            163           140
Return on plan assets                              --             --            --
Amortization                                       81            102            85
------------------------------------------------------------------------------------
Net supplemental
   pension cost                             $     337      $     350     $     330
                                       =============================================


         The projected benefit obligation was determined using weighted average discount rates of 7.25% at December 31, 1995 and 8.50% at December 31, 1994. The change in the weighted average discount rate had the effect of increasing the projected benefit obligation by $300,000 at December 31, 1995.

         The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1995, 1994 and 1993 for these plans were $3,978,000, $3,998,000 and $4,579,000, respectively.

         The Company provides health care benefits to retirees based on the cost of such benefits in the year of retirement. The benefits are funded on a cash basis. Effective January 1, 1993, the Company implemented Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" to account for these medical benefits.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


         The net periodic cost for postretirement health care benefits for the years ended December 31 includes the following components:

(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Service cost                                $      51      $     152
Interest cost                                      74            122
Amortization of transition obligation              74             74
Amortization of unrecognized net gain             (93)            --
----------------------------------------------------------------------
                                            $     106      $     348
                                         =============================

The amounts recognized in the Company's balance sheets at December 31, were as follows:

(Thousands of dollars)                           1995           1994
----------------------------------------------------------------------
Accumulated postretirement
benefit obligation:
    Retirees                                $    (725)     $    (893)
    Fully eligible active plan participants        (8)            (5)
    Other active plan participants               (328)          (784)
----------------------------------------------------------------------
                                               (1,061)        (1,682)

Unrecognized net gain                            (828)          (211)
Unrecognized net obligation                     1,258          1,332
----------------------------------------------------------------------
Accrued postretirement benefit liability    $    (631)     $    (561)
                                         =============================

         The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.25% at December 31, 1995 and 8.50% at December 31, 1994. A cost increase of 12% for covered health care benefits was assumed for 1995. The rate was assumed to decrease ratably to 5.5% after 8 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the aggregate of service cost and interest cost by approximately 1% and the accumulated postretirement benefit obligation by approximately 5%.

NOTE 10 - CONTINGENCIES

         As collateral for performance on contracts, the Company is contingently liable at December 31, 1995 in the amount of $4,902,000, under standby letters of credit.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

         While the insurance carried by the Company may not be sufficient to cover all claims that may arise, and while insurance carriers may not continue to make coverage available to the Company, management believes it has provided an adequate level of insurance coverage.

         During 1993, a trial court issued summary judgment against the Company and awarded damages of $3,200,000 in connection with litigation of a contract dispute. In response to this adverse decision, the Company recorded a charge of $2,000,000 in the year ended December 31, 1993 to increase its provision for the ultimate outcome, pending resolution of its appeal. In 1994 the Appeals Court denied the Company's appeal of the trial court decision. Subsequent payment of the damage award had no impact on the Company's results of operations.

         Performance of a 1993 remediation contract was subject to several delays and in 1994 was partially terminated for convenience by the client. The Company submitted a claim for its costs incurred as a result of the delays and termination. The Company recorded net revenues aggregating approximately $1,520,000 in the year ended December 31, 1994 as an estimate of the amount to be received in settlement of its claim and an additional $1,800,000 in the year ended December 31, 1995 when negotiation of the claim was completed.

         The Company is subject to certain claims and lawsuits in connection with work performed in the ordinary course of its business. In the opinion of management, such claims and lawsuits will not have a material effect on the financial position or results of operations of the Company.

NOTE 11 - INCOME TAXES

         The components of the provision (benefit) for income taxes are as follows:

                                       ---------------------------------------------
(Thousands of dollars)                           1995           1994          1993
------------------------------------------------------------------------------------
Current
  Federal                                   $   2,371      $    (799)    $   1,965
  State                                           204           (133)          (41)
------------------------------------------------------------------------------------
                                                2,575           (932)        1,924
------------------------------------------------------------------------------------
Deferred
  Federal                                      (1,533)            27          (356)
  State                                          (191)           222          (102)
------------------------------------------------------------------------------------
                                               (1,724)           249          (458)
------------------------------------------------------------------------------------
                                            $     851      $    (683)    $   1,466
                                       =============================================


         Temporary differences which give rise to deferred tax assets and liabilities at December 31 are as follows:

                                                       -----------------------------
(Thousands of dollars)                                          1995          1994
------------------------------------------------------------------------------------
Deferred tax assets:
   Uncollectible accounts                                  $     719     $     673
   Other accruals                                                922           152
   Pensions                                                    1,686         2,386
   Self insurance                                              1,726         1,456
   Depreciation                                                  914           668
   Facility closure                                              579            --
   State tax loss carryforwards                                  467           471
   Other                                                         616           714
------------------------------------------------------------------------------------
                                                           $   7,629     $   6,520
------------------------------------------------------------------------------------
Deferred tax liabilities:
   Amortization                                            $    (921)    $    (861)
   Retainage                                                    (842)       (1,018)
   Award fees                                                   (140)         (711)
   Other                                                        (425)         (237)
------------------------------------------------------------------------------------
                                                              (2,328)       (2,827)
Valuation allowance                                             (665)         (471)
------------------------------------------------------------------------------------
Net deferred income taxes                                  $   4,636     $   3,222
                                                       =============================

                      ROY F. WESTON, INC. AND SUBSIDIARIES


         A valuation allowance has been established for deferred tax assets relating to state income tax benefits since it is more likely than not that these assets will not be realized.

         The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:

                                            -------------------------------------------
                                                 1995           1994          1993
---------------------------------------------------------------------------------------
Statutory rate                                   34.0 %         34.0 %        34.0 %
State income taxes,
   net of federal taxes                           0.4           (3.3)         (2.3)
Amortization of goodwill                          2.1            2.8           1.3
Travel-related meals                              4.9            5.9           1.0
Tax exempt interest                                --           (5.8)         (3.2)
Other, net                                       (5.4)           4.7           5.2
--------------------------------------------------------------------------------------
Effective tax rate                               36.0 %         38.3 %        36.0 %
                                            ==========================================


NOTE 12 - MAJOR CUSTOMER INFORMATION

         Gross revenues from contracts with the U.S. Government and its agencies amounted to $176,909,000, $157,529,000 and $170,324,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Included in these totals are revenues of $60,287,000, $53,062,000 and $54,207,000 from contracts with the U. S. Environmental Protection Agency; $34,978,000, $44,436,000 and $52,272,000 from contracts with the U.S. Department of Energy; and $75,452,000, $55,967,000 and $60,585,000 from contracts with the U. S. Department of Defense.

NOTE 13 - SUPPLEMENTAL CASH FLOW INFORMATION

         Cash payments for income taxes were $3,402,000, $91,000 and $3,710,000 in the years ended December 31, 1995, 1994 and 1993, respectively. The Company received refunds of previously paid income taxes aggregating $1,106,000 and $276,000 in the years ended December 31, 1995 and 1994, respectively.

         Cash payments for interest were $2,187,000, $2,500,000 and $2,996,000 in the years ended December 31, 1995, 1994 and 1993, respectively.

         Capital lease obligations of $96,000, $233,000 and $280,000 were incurred during the years ended December 31, 1995, 1994 and 1993, respectively, when the Company entered into leases for office equipment.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information for 1995 and 1994 is presented in the following tables:

(Thousands of dollars,                          First         Second         Third          Fourth
except per share data)                        Quarter        Quarter       Quarter         Quarter
----------------------------------------------------------------------------------------------------
1995
Gross revenues                              $  75,601      $  76,403     $  79,737       $  78,117
Net revenues                                $  52,724*     $  52,631     $  52,618*      $  48,300
Income (loss)
   from operations                          $   1,120      $   1,338     $   1,352       $  (1,187)**
Net income (loss)                           $     572      $     962     $     748       $    (768)
Net income (loss)
   per share                                $     .06      $     .10     $     .08       $    (.08)
----------------------------------------------------------------------------------------------------
1994
Gross revenues                              $  72,191      $  69,860     $  75,531       $  72,499
Net revenues                                $  50,028      $  50,057     $  51,086       $  49,133***
Income (loss)
   from operations                          $     598      $    (650)    $     232       $    (910)
Net income (loss)                           $     103      $    (546)    $       9       $    (669)
Net income (loss)
   per share                                $     .01      $    (.06)    $       -       $    (.07)
----------------------------------------------------------------------------------------------------


* Includes approximately $600 and $1,200 in the first and third quarters, respectively, representing completion of a remediation contract negotiation.

** Includes a $1,300 provision for the closing of a laboratory facility, consisting principally of lease termination costs and the writedown of leasehold improvements and equipment.

*** Includes approximately $1,650 representing refined estimates of contract realization on two remediation projects.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                            STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
40 Wall Street
New York, New York  10005

CERTIFIED PUBLIC ACCOUNTANTS
Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103

ANNUAL MEETING
The annual meeting of stockholders will be held on Monday, May 20, 1996, 11:00 a.m., at WESTON headquarters:
         Roy F. Weston, Inc.
         1 Weston Way
         West Chester, Pennsylvania  19380-1499

COMPANY INFORMATION
News media representatives and others seeking general business information about the Company may contact:
         Corporate Communications Director
         Roy F. Weston, Inc.
         1 Weston Way
         West Chester, Pennsylvania 19380-1499
         Telephone: (610) 701-3442

FINANCIAL INFORMATION
Analysts, investors and others seeking information about WESTON's financial performance or copies of financial reports, including the SEC Form 10-K, may contact the Company. As a cost-saving measure, the Company no longer sends quarterly reports. If you wish to receive quarterly information, please contact the Company. Requests should be directed to:
         Steven V. Abramson
         Corporate Secretary
         Roy F. Weston, Inc.
         1 Weston Way
         West Chester, Pennsylvania  19380-1499
         Telephone: (610) 701-5115

COMPANY STOCK

         The Company's Series A common stock is traded in the NASDAQ National Market System under the symbol "WSTNA." There is no established public trading market for the Company's common stock. The following table sets forth the range of high and low per share closing prices for the Series A common stock as reported by NASDAQ:

                 ---------------------------------------
                          High                   Low
--------------------------------------------------------
1994

First Quarter        $   10.25              $   6.50
Second Quarter       $    8.50              $   5.88
Third Quarter        $    6.50              $   5.13
Fourth Quarter       $    7.38              $   5.38
--------------------------------------------------------

1995

First Quarter        $    6.00              $   4.38
Second Quarter       $    5.56              $   4.38
Third Quarter        $    5.88              $   4.38
Fourth Quarter       $    6.25              $   5.13
--------------------------------------------------------


         At December 31, 1995, there were 2,659 holders of record of Series A common stock and 21 holders of common stock. The Company has not paid any cash dividends since 1978. The Board of Directors intends to retain earnings for the foreseeable future for the expansion of the Company's business.


[RECYCLE LOGO]

(C) 1996 Roy F. Weston, Inc.


                                      38