Form 10-K, Exhibit 13
period 1996-12-31
WESTON ROY F INC
filed 1997-03-31
CIK 106473

                                                                          Ex. 13

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

                                            For the years ended December 31
                                              1996       1995        1994
----------------------------------------------------------------------------
Net Revenues                                 100.0%      100.0%      100.0%
----------------------------------------------------------------------------
Expenses
   Direct salaries and other
      operating costs                         87.9%       84.9%       86.2%
   General and administrative expenses        15.2%       13.8%       14.2%
   Restructuring charges                       8.2%         --           --
   Impairment of long-lived assets             1.8%         --           --
----------------------------------------------------------------------------
Income (loss) from operations               (13.1)%        1.3%        (0.4)%
Other income (expense)                         0.2%      (0.2)%        (0.5)%
----------------------------------------------------------------------------
Income (loss) before income taxes           (12.9)%        1.1%        (0.9)%
Income taxes                                 (3.5)%        0.4%        (0.3)%
----------------------------------------------------------------------------
Net income (loss)                            (9.4)%        0.7%        (0.6)%
                                           =================================

The Company incurs a substantial amount of direct project costs, which are passed through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 33%, 33% and 31% of gross revenues in 1996, 1995 and 1994, respectively.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

Net revenues decreased 14% to $176,530,000 from $206,273,000 in 1995. Consulting net revenues, which declined 14% and were lower in all areas of the country except for a modest increase in the southcentral region, were impacted by a diminished level of available business. The 28% decline in remediation net revenues was due to a reduced level of work for the Company's transportable thermal treatment systems, due, in part, to funding delays and the recognition of $1,800,000 in 1995 representing completion of a remediation project contract negotiation. Net revenues from analytical services declined 12% as reduced sample volumes more than offset a modest improvement in pricing. Net revenues from federal program management services, which are large government projects with dedicated work forces, declined 6%. The Company's participation in one large dedicated contract was not renewed at the end of 1996, which will further reduce federal program management net revenues in 1997.

The Company had a loss from operations of $23,181,000 in 1996 compared to income from operations of $2,623,000 in 1995. The 1996 loss includes restructuring charges of $14,421,000 consisting principally of asset writedowns and other expenses associated with a plan to withdraw from the analytical laboratory business, costs to close or reduce the size of certain office facilities and severance costs associated with reducing the Company's work force. Further, the Company recorded a charge of $3,146,000 to recognize the impairment in value of its transportable thermal treatment systems and a minority interest investment in a bioremediation company. The Company expects to complete the sale of its analytical laboratory business, which provided approximately 11% of its 1996 net revenues, in 1997.

ROY F. WESTON, INC. AND SUBSIDIARIES

Consulting margins were significantly lower in 1996 as staff and cost reductions could not fully offset the revenue decline. Consulting personnel utilization was 7% lower than in 1995. Lower net revenues also were the main factor in a large decline in consulting and remediation project margins. While analytical laboratory services margins improved somewhat in 1996, they remained negative. Federal program management results decreased only slightly from 1995.

General and administrative expenses declined $1,532,000, or 5%, in 1996, although increasing to 15.2% of net revenues from 13.8% in 1995. Expenditures in 1996 included $944,000 relating to severance benefits for two of the Company's senior officers. The Company expects to realize administrative cost efficiencies in 1997, particularly through controlling business development expenditures.

The Company had an effective income tax benefit rate of 27% in 1996 compared to an effective income tax rate of 36% in 1995. This change in rates, which had the impact of increasing the Company's 1996 net loss by $2,063,000, or $.22 per share, was a result of the writedown of certain intangible assets that provided no tax benefit and an increase in the Company's valuation reserve relating to deferred state income tax benefits.

The Company had other income of $381,000 in 1996 compared to other expenses of $258,000 in 1995. The Company realized gains of $273,000 and $376,000 on redemptions of $3,715,000 and $3,000,000 of its 7% Convertible Subordinated Debentures in 1996 and 1995, respectively. Investment income increased $352,000 in 1996 due primarily to gains recognized on the sale of certain mutual fund investments. Interest expense decreased $331,000 from 1995 due primarily to the repurchase of 7% Convertible Subordinated Debentures and scheduled repayments of a five-year term loan.

1995 COMPARED TO 1994

Net revenues increased 3% to $206,273,000 from $200,304,000 in 1994. Net revenues from remediation and consulting projects increased 36% and 4%, respectively. Partially offsetting these gains was a 19% decline in analytical services net revenues due to downward pricing pressures, which impacted the analytical services industry. Net revenues from federal program management services declined 6%, as federal agencies reduced funding on certain projects.

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

The smaller of the Company's two transportable thermal treatment systems has been idle since mid-1994. The system had been committed to a contract that was canceled in late 1994. The Company recorded net revenues of approximately $1,800,000 in 1995 and $1,520,000 in 1994 in connection with the settlement of the termination claim.

Overall spending for 1995 general and administrative expenses remained similar to that of the previous year. The Company increased its spending on quality assurance and strategic planning, while realizing cost savings from business process efficiencies.

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

OTHER

The Company had backlog under contract at December 31, 1996 of $101,300,000 compared to $109,700,000 at December 31, 1995, a decline of 8%. Approximately 10% of the backlog at December 31, 1996 was related to the analytical laboratory business, which the Company expects to sell in 1997. In addition to backlog, the Company can generate additional revenues from open order contracts and activities related to emergency responses, which are not included in contract backlog until approved and funded. Contracts are subject to cancellation by the customer, changes in the scope of work and delays in project startup. The maintenance of adequate contract backlog is dependent on continued generation of new contract bookings. In the year ended December 31, 1996 new contract bookings were $182,300,000, an 11% decline from new contract bookings in the year ended December 31, 1995.

Management believes that inflationary increases in its operating costs and expenses can generally be absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $3,102,000 in 1996 to $9,878,000 from $12,980,000 at December 31, 1995. Marketable securities increased $4,803,000 in 1996 to $7,616,000 from $2,813,000 at December 31, 1995.

Operating activities provided cash of $9,629,000 in 1996 and $12,789,000 in 1995. The Company used a portion of its cash flow from operations to liquidate $6,187,000 and $5,436,000 of short-term and long-term debt in 1996 and 1995, respectively.

Net cash investments in property and equipment and other assets were $3,440,000 in 1996 and $9,988,000 in 1995. Investments in 1996 consisted primarily of computers and other equipment. Investments in 1995 included $2,000,000 for a minority interest in a bioremediation company, building improvements, computers and other equipment. The Company plans to invest $5,000,000 to $10,000,000 of capital in 1997. The Company's capital expenditures are financed primarily through operating cash flow.

The Company has a five-year term loan at a 5.85% interest rate, which had a principal amout of $2,500,000 at December 31, 1996 and is repayable in quarterly installments of $500,000 plus interest through January 1, 1998. The Company is required to make annual redemptions of 10% of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000. The 1997 requirement has been satisfied through repurchases of debentures during 1995 and 1996. The Company's uncollateralized credit facility of $45,000,000 expires in March 1997. The Company expects to have a new uncollateralized credit facility in the range of $15,000,000 to $25,000,000 to provide cash borrowings and letters of credit through March 1998.

ROY F. WESTON, INC. AND SUBSIDIARIES

The Company received $971,000 in 1996 and $1,359,000 in 1995 from shares of Series A common stock issued through its Employee Stock Purchase Plan. During 1996 and 1995, the Company repurchased 256,700 and 298,400 shares, respectively, of Series A common stock for $1,199,000 and $1,512,000, respectively. There are no current plans to issue additional stock other than through the Employee Stock Purchase Plan and the Stock- Based Incentive Compensation Plan.

FORWARD LOOKING STATEMENTS

From time to time, the Company may publish forward looking statements relating to such matters as anticipated financial performance, business prospects, technological developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking statements. In order to comply with the terms of the safe harbor, the Company notes that a number of factors could cause the Company's actual results and experience to differ materially from anticipated results or other expectations expressed in the Company's forward looking statements. Risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following:

-    The highly competitive marketplace for the Company's services.

- Changes in and levels of enforcement of federal, state and local environmental legislation and regulations.

- The Company's ability to obtain new contracts from existing as well as new clients.

- The Company's ability to execute new projects and those currently in backlog within reasonable cost estimates.


SELECTED FINANCIAL DATA

                                                         For the years ended December 31
(Thousands of dollars, except per            1996          1995           1994           1993        1992
   share amounts)
-------------------------------------------------------------------------------------------------------------
Gross revenues                           $ 263,388       $309,858      $ 290,081       $314,443      $330,157
Net revenues                             $ 176,530       $206,273      $ 200,304       $214,869      $222,050
Income (loss) from operations            $ (23,181)*     $  2,623      $    (730)      $  6,248      $ 14,275

Net income (loss)                        $ (16,655)      $  1,514      $  (1,103)      $  2,603      $  7,162
Net income (loss) per
   common share                          $   (1.74)      $    .16      $    (.12)      $    .28      $    .79

* Includes restructuring and impairment charges aggregating $17,567.

AT DECEMBER 31
-------------------------------------------------------------------------------------------------------------
Working capital                          $ 58,956      $ 67,875      $ 74,352      $ 73,289      $ 72,659
Total assets                             $141,472      $163,406      $156,730      $165,699      $178,956
Short-term debt                          $  2,159      $  2,261      $  2,431      $  2,635      $  6,555
Long-term debt (less current
   portion)                              $ 18,922      $ 24,673      $ 29,843      $ 33,054      $ 42,083
Stockholders' equity                     $ 66,090      $ 82,901      $ 80,892      $ 81,719      $ 76,785
-------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Stockholders
Roy F. Weston, Inc.

We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 5, 1997

ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                            December 31
(Thousands of dollars)                                                                  1996           1995
ASSETS
-------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                                                           $  9,878      $ 12,980
   Marketable securities                                                                  7,616         2,813
   Accounts receivable, trade, net of allowance for doubtful accounts                    65,480        78,374
   Unbilled costs and estimated earnings on contracts in process                         18,151        17,935
   Prepaid and refundable income taxes                                                    2,719         1,369
   Deferred income taxes                                                                  5,584         3,145
   Other                                                                                  2,438         2,602
-------------------------------------------------------------------------------------------------------------
       Total current assets                                                             111,866       119,218
-------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

   Land                                                                                     215           215
   Buildings and improvements                                                            11,350        11,308
   Furniture and equipment                                                               55,763        58,348
   Leasehold improvements                                                                 8,929         7,580
   Construction in progress                                                                  17         1,842
-------------------------------------------------------------------------------------------------------------
       Total property and equipment                                                      76,274        79,293
   Less accumulated depreciation and amortization                                        64,884        58,777
-------------------------------------------------------------------------------------------------------------
   Property and equipment, net                                                           11,390        20,516
-------------------------------------------------------------------------------------------------------------

OTHER ASSETS

   Goodwill, net of accumulated amortization of $4,014 in 1996 and $1,203 in 1995         1,940         4,751
   Deferred income taxes                                                                  3,168         1,491
   Other                                                                                 13,108        17,430
-------------------------------------------------------------------------------------------------------------
       Total other assets                                                                18,216        23,672
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           $141,472      $163,406
                                                                                       ======================

See notes to consolidated financial statements.

                                                                                           December 31
(Thousands of dollars)                                                                 1996          1995

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
   Current maturities of long-term debt                                               $  2,159      $  2,261
   Accounts payable and accrued expenses                                                11,869        12,444
   Billings on contracts in process in excess of costs and estimated earnings           12,233        15,346
   Employee compensation, benefits and payroll taxes                                    13,326        11,348
   Income taxes payable                                                                    220           208
   Other                                                                                13,103         9,736
------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                        52,910        51,343
------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                          18,922        24,673
------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                        3,550         4,489
------------------------------------------------------------------------------------------------------------
CONTINGENCIES
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------
   Common stock, $.10 par value, 10,500,000 shares authorized;  3,192,909 shares
       issued in 1996; 3,193,059 shares issued in 1995                                     319           319
   Series A common stock, $.10 par value, 20,500,000 shares authorized;
       8,319,352 shares issued in 1996; 8,028,082 shares issued in 1995                    832           803
   Unrealized gain on investments                                                          541           514
   Additional paid-in capital                                                           55,130        54,143
   Retained earnings                                                                    14,274        30,929
------------------------------------------------------------------------------------------------------------
                                                                                        71,096        86,708

   Less treasury stock at cost, 1,081,275 common shares in 1996 and 1995;
       769,805 Series A common shares in 1996 and 513,105 Series A common
       shares in 1995                                                                    5,006         3,807
------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                       66,090        82,901
------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $141,472      $163,406
                                                                                      ======================

ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               For the years ended December 31
(Thousands of dollars, except per share amounts)            1996              1995             1994
-----------------------------------------------------------------------------------------------------
Gross revenues                                        $   263,388       $   309,858       $   290,081
Direct project costs                                       86,858           103,585            89,777
-----------------------------------------------------------------------------------------------------
   Net revenues                                           176,530           206,273           200,304
-----------------------------------------------------------------------------------------------------
Expenses
   Direct salaries and other operating costs              155,203           175,177           172,587
   General and administrative expenses                     26,941            28,473            28,447
   Restructuring charges                                   14,421                --
   Impairment of long-lived assets                          3,146                --                --
-----------------------------------------------------------------------------------------------------
                                                          199,711           203,650           201,034
-----------------------------------------------------------------------------------------------------
       Income (loss) from operations                      (23,181)            2,623              (730)
-----------------------------------------------------------------------------------------------------
Other income (expense)
   Investment income                                        1,965             1,613             1,420
   Interest expense                                        (1,951)           (2,282)           (2,541)
   Other                                                      367               411                65
-----------------------------------------------------------------------------------------------------
                                                              381              (258)           (1,056)
-----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                         (22,800)            2,365            (1,786)
Provision (benefit) for income taxes                       (6,145)              851              (683)
-----------------------------------------------------------------------------------------------------
   Net income (loss)                                  $   (16,655)      $     1,514       $    (1,103)
                                                      ===========       ===========       ===========
   Net income (loss) per share                        $     (1.74)      $       .16       $      (.12)
                                                      ===========       ===========       ===========
   Weighted average shares outstanding                  9,562,961         9,522,562         9,494,196
                                                      ===========       ===========       ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          For the years ended December 31
(Thousands of dollars)                                                                   1996           1995          1994
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                                   $(16,655)      $  1,514       $ (1,103)
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
       Depreciation and amortization                                                      7,833          9,468         10,055
       Provision for losses on accounts receivable                                          291            201            570
       Restructuring charges                                                             14,421          1,300             --
       Impairment of long-lived assets                                                    3,146             --             --
       Other                                                                             (1,040)           515          1,264
   Change in assets and liabilities:
       Accounts receivable, trade                                                        12,803         (9,628)        (2,082)
       Unbilled costs and estimated earnings on contracts in process                       (216)         2,651           (485)
       Other current assets                                                                 164          1,024           (160)
       Accounts payable and accrued expenses                                                (36)           942           (879)
       Billings on contracts in process in excess of costs and estimated earnings        (3,113)         6,386         (3,387)
       Employee compensation, benefits and payroll taxes                                  1,488          1,507           (944)
       Income taxes                                                                      (1,338)           300           (747)
       Deferred income taxes                                                             (4,130)        (1,725)           203
       Other current liabilities                                                         (2,166)           151         (2,829)
       Other assets and liabilities                                                      (1,823)        (1,817)         1,645
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                           9,629         12,789          1,121
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of investments                                                     21,663         18,520         33,344
   Payments for purchase of investments                                                 (24,539)        (8,497)       (34,981)
   Purchase of property and equipment                                                    (3,052)        (7,248)        (4,432)
   Investments in other assets                                                             (388)        (2,740)          (426)
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used for) investing activities                               (6,316)            35         (6,495)
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Principal payments under long-term debt                                               (6,187)        (5,436)        (3,648)
   Proceeds from issuance of Series A common stock                                          971          1,359          1,623
   Purchase of Series A common treasury stock                                            (1,199)        (1,512)        (1,297)
-----------------------------------------------------------------------------------------------------------------------------
      Net cash used for financing activities                                             (6,415)        (5,589)        (3,322)
-----------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash and cash equivalents                               (3,102)         7,235         (8,696)
-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS

   Beginning of year                                                                     12,980          5,745         14,441
-----------------------------------------------------------------------------------------------------------------------------
   End of year                                                                         $  9,878       $ 12,980       $  5,745
                                                                                       ======================================

See notes to consolidated financial statements.

ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY

                                                                                  Series A                 Unrealized Gain
                                                 Common Stock                   Common Stock                   (Loss) on
(Thousands of dollars and shares)         Shares            Amount       Shares              Amount            Investment
---------------------------------------------------------------------------------------------------------------------------
At January 1, 1994                         3,213            $ 321         7,337              $ 734              $    --
   Shares issued under employee
       stock purchase plan                   --               --            329                 33                   --
   Purchase of treasury stock                --               --            --                 --                    --
   Other                                      (2)             --              2                --                    (90)
   Net loss                                  --               --            --                 --                    --
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                       3,211              321         7,668                767                   (90)
   Shares issued under employee
       stock purchase plan                   --               --            342                 34                   --
   Purchase of treasury stock                --               --            --                 --                    --
   Other                                     (18)              (2)           18                  2                   604
   Net income                                --               --            --                 --                    --
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                       3,193              319         8,028                803                   514
   Shares issued under employee
       stock purchase plan                   --               --            291                 29                   --
   Purchase of treasury stock                --               --            --                 --                    --
   Other                                     --               --            --                 --                     27
   Net loss                                  --               --            --                 --                    --
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1996                       3,193            $ 319         8,319              $ 832                 $ 541
                                           ================================================================================

See notes to consolidated financial statements.

(Thousands of dollars and shares)                                                   Treasury Stock
                                            Additional
                                              Paid-in      Retained      Common        Series A
                                              Capital      Earnings      Shares      Common Shares        Amount        Total
-----------------------------------------------------------------------------------------------------------------------------
At January 1, 1994                         $  51,144      $ 30,518       (1,081)         --           $     (998)    $ 81,719
   Shares issued under employee
       stock purchase plan                     1,590           --           --           --                  --         1,623
   Purchase of treasury stock                    --            --           --          (215)             (1,297)      (1,297)
   Other                                         40            --           --           --                  --           (50)
   Net loss                                      --         (1,103)         --           --                  --        (1,103)
-----------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                          52,774        29,415       (1,081)        (215)             (2,295)      80,892
   Shares issued under employee
       stock purchase plan                     1,325           --           --           --                  --         1,359
   Purchase of treasury stock                    --            --           --          (298)             (1,512)      (1,512)
   Other                                          44           --           --           --                  --           648
   Net income                                    --          1,514          --           --                  --         1,514
-----------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                          54,143        30,929       (1,081)        (513)             (3,807)      82,901
   Shares issued under employee
       stock purchase plan                       942           --           --           --                  --           971
   Purchase of treasury stock                    --            --           --          (257)             (1,199)      (1,199)
   Other                                          45           --           --           --                  --            72
   Net loss                                      --        (16,655)         --           --                  --       (16,655)
-----------------------------------------------------------------------------------------------------------------------------
At December 31, 1996                       $  55,130      $ 14,274       (1,081)        (770)         $   (5,006)    $ 66,090
                                           ==================================================================================

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

The Company provides environmental services to industry, the federal government and public works and local government markets. Environmental services provided include consulting, construction and remediation, federal program management and analytical laboratory services. The Company's services are provided primarily in the United States, although services in foreign nations are performed.

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

Marketable equity and debt securities available for current operations include investments in corporate commercial paper and U.S. Government debt securities, and are classified as current assets in the accompanying consolidated balance sheets. Investments held by the Company's wholly-owned captive insurance subsidiary include equity and bond mutual funds, and are classified as noncurrent assets in the accompanying consolidated balance sheets.

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

GOODWILL

Goodwill arising from the excess of purchase price over the underlying fair value of net assets of acquired subsidiaries is amortized on the straight-line method over a 40-year period. The Company annually evaluates whether changes have occurred that would require revision of the remaining estimated useful life of goodwill. If such circumstances arise, the Company uses an estimate of the applicable business' financial contribution to determine whether the goodwill is recoverable.

LONG-LIVED ASSET IMPAIRMENT

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of Statement No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred, the loss is recognized in the consolidated statement of operations.

INCOME TAXES

The Company provides deferred income taxes on all temporary differences between the income tax and financial reporting bases of its assets and liabilities.

CONTRACT REVENUE RECOGNITION

The Company's principal business is providing professional engineering and consulting services under cost-plus- fee, time and materials, and fixed-price contracts. Revenues from contracts are recorded on the percentage-of- completion method of accounting, determined by relating contract costs incurred to date to total estimated contract costs at completion. Estimated award fees on certain long-term federal contracts are included in revenues at the time the amounts can be reasonably determined. Revenues associated with U.S. Government indirect rates are adjusted when variances are determined on at least an annual basis. Provisions for estimated contract losses are recorded when identified.

STOCK-BASED COMPENSATION

The Company has elected not to adopt the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but continues to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation programs, including its Stock-Based Incentive Compensation Plan and Employee Stock Purchase Plan. Under Opinion No. 25, no compensation expense is recognized for grants of stock options if the exercise price is not less than market value at the date of grant and employee stock purchase plans that qualify under
Section 423 of the Internal Revenue Code are considered noncompensatory. Pro forma disclosures required under Statement No. 123 are included in Note 9 to the consolidated financial statements.

NET INCOME (LOSS) PER SHARE

Net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and Series A common shares outstanding during the period, including applicable common stock equivalents. The conversion of subordinated debentures has not been assumed because the result is anti-dilutive.

NOTE 3 - RESTRUCTURING AND IMPAIRMENT CHARGES

During the third quarter of 1996, the Company adopted plans to withdraw from the analytical laboratory business, close or reduce the size of certain office facilities, and reduce the size of its work force. The Company recorded restructuring charges aggregating $14,421,000, consisting principally of writedown of assets, severance costs for terminated employees, costs of idle facilities and estimated loss on disposal of the analytical laboratory business. At December 31, 1996, the Company had accruals aggregating $5,426,000, included as other current liabilities in the accompanying consolidated balance sheet, for costs to be incurred in future periods as a result of the restructuring.

In early 1997, the Company entered into a definitive agreement for the sale of its analytical laboratory business. The agreement is subject to the satisfaction of a number of conditions. Closing of the transaction is anticipated by the end of the second quarter of 1997.

In addition, the Company recorded an impairment charge of $3,146,000 in the third quarter of 1996 in accordance with Statement of Financial Accounting Standards No. 121. The impairment charge reduced the carrying value of the Company's thermal incineration assets and a minority interest in a bioremediation company to their estimated fair values.

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVESTMENTS

The Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

Investments in debt and equity securities at December 31 consisted of the following:

(Thousands of dollars)                1996           1995
-----------------------------------------------------------
Fair Value:
   Current                          $  7,616       $  2,813
   Noncurrent                          3,775          5,282
-----------------------------------------------------------
                                      11,391          8,095

Gross unrealized holding gains          (847)          (782)
Gross unrealized holding losses           27              3
-----------------------------------------------------------
Cost basis of investments           $ 10,571       $  7,316
                                    =======================

Investment activity for the years ended December 31 was as follows:

(Thousands of dollars)          1996           1995           1994
--------------------------------------------------------------------
Proceeds from sale
   of investments             $ 21,663       $ 18,520       $ 33,344
--------------------------------------------------------------------
Gross realized gains          $    294       $     --       $    166
--------------------------------------------------------------------
Gross realized losses         $    (15)      $     --       $     --
--------------------------------------------------------------------
Change in unrealized
    holding gain (loss)       $     41       $    915       $   (136)
Deferred income taxes              (14)          (311)            46
--------------------------------------------------------------------
Net change in unrealized
   holding gain (loss)        $     27       $    604       $    (90)
                              ======================================

Realized gains and losses are determined on a specific identification basis and are included in investment income in the accompanying consolidated statements of operations.

NOTE 5 - ACCOUNTS RECEIVABLE AND UNBILLED COSTS AND ESTIMATED EARNINGS

Trade accounts receivable at December 31 consisted of the following:

(Thousands of dollars)                 1996         1995
---------------------------------------------------------
Industrial clients                   $19,880      $28,086
State and municipal governments       15,020       17,683
U.S. Government agencies              31,380       33,004
Retentions                               710        1,401
---------------------------------------------------------
                                      66,990       80,174
Less allowance for
   doubtful accounts                   1,510        1,800
---------------------------------------------------------
                                     $65,480      $78,374
                                     ====================

Unbilled costs and estimated earnings consisted of the following:

-------------------------------------------------------------
Industrial clients                       $ 3,459      $ 3,485
State and municipal governments            5,215        2,593
U.S. Government agencies                   7,852       10,774
Retentions                                 1,625        1,083
-------------------------------------------------------------
                                         $18,151      $17,935
                                         ====================

The Company does not believe there is any undue credit risk in connection with its accounts receivable.

Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts, completion of federal government indirect rate audits, final approval of design plans for engineering services, and completion of construction on certain projects. Billed and unbilled retentions of $2,335,000 at December 31, 1996 include $794,000, which is expected to be collected during 1998 and thereafter.

NOTE 6 - LINE OF CREDIT AGREEMENT

At December 31, 1996, the Company had a $45,000,000 uncollateralized credit facility with a group of banks to provide cash borrowings and letters of credit. The Company expects to have a new uncollateralized credit facility in the range of $15,000,000 to $25,000,000 available through March 1998.

Under the terms of the existing agreement, as amended, cash borrowings, which may not exceed $5,000,000, bear interest at the prime rate or, at the Company's option, other variable rates. The Company is subject to a 1/4% annual charge on the unused portion of the facility. The agreement requires the Company to maintain covenants including liquidity, debt to equity, interest coverage, minimum net worth and fixed charge coverage. At December 31, 1996, the Company was not in compliance with certain covenants under the line of credit agreement. A waiver of compliance has been obtained from the lenders.

The Company had no outstanding cash borrowings under the line of credit at December 31, 1996 and the unused portion of the uncollateralized credit facility was $37,131,000.

NOTE 7 - LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

(Thousands of dollars)                        1996       1995
---------------------------------------------------------------
7% Convertible Subordinated
   Debentures due
   April 15, 2002                          $18,115      $21,830
Bank term loan, payable in
   quarterly installments of $500,000
   plus interest at 5.85% through
   January 1, 1998                           2,500        4,500
Capitalized lease obligations                  466          604
---------------------------------------------------------------
   Total debt                               21,081       26,934
   Less current maturities                   2,159        2,261
---------------------------------------------------------------
                                           $18,922      $24,673
                                           ====================

The 7% Convertible Subordinated Debentures (the Debentures) are due April 15, 2002, and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option to redeem the Debentures at a redemption price of 100%.

The Company is required to redeem annually 10% of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1996 and 1995, the Company repurchased $3,715,000 and $3,000,000 principal amount of Debentures, respectively, thus satisfying the 1996 and 1997 redemption requirements. The gains on redemption of $273,000 and $376,000 in 1996 and 1995, respectively, have been included in other income in the consolidated statements of operations. The Debentures are uncollateralized and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

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

The fair value of the Debentures based on quoted market price at December 31, 1996 and 1995 was $15,534,000 and $17,547,000, respectively.

The bank term loan requires the Company to maintain covenants including liquidity, debt to equity, interest coverage and minimum net worth. The Company was not in compliance with the covenants at December 31, 1996, but received a waiver of compliance from the lender. The fair value of the bank term loan, based on rates currently available with similar terms and maturities, at December 31, 1996 and 1995 was $2,324,000 and $4,277,000, respectively.

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of long-term debt are as follows:

Years Ending December 31 (Thousands of dollars)
-------------------------------------------------------
   1997                                         $ 2,159
   1998                                           3,038
   1999                                           3,226
   2000                                           3,206
   2001                                           3,172
   Thereafter                                     6,280
-------------------------------------------------------
                                                $21,081
                                                =======

NOTE 8 - LEASES

The Company leases certain office facilities and equipment under operating leases. These leases generally provide for renewal options and the office leases include escalation clauses based on increases in real estate taxes and operating expenses. For certain office facilities, the Company obtains reimbursements for rental expense under long-term U.S. Government projects.

Minimum annual lease commitments under noncancelable leases principally for office facilities are as follows:

Years ending December 31 (Thousands of dollars)
-----------------------------------------------------------
   1997                                            $  6,302
   1998                                               4,840
   1999                                               4,778
   2000                                               3,485
   2001                                               2,468
   Thereafter                                        16,699
-----------------------------------------------------------
                                                   $ 38,572
                                                   ========

The following is a summary of rental expense for the years ended December 31:

(Thousands of dollars)        1996           1995           1994
-----------------------------------------------------------------
Gross rental expense       $ 18,331       $ 18,468       $ 17,588
Reimbursed as direct
   project expenses          (6,585)        (8,214)        (6,987)
-----------------------------------------------------------------
   Net rental expense      $ 11,746       $ 10,254       $ 10,601
                           ======================================

NOTE 9 - COMMON STOCK

The Company's common stock and Series A common stock are equivalent except that each share of common stock has one vote per share and each share of Series A common stock has one-tenth of one vote per share. Subject to certain restrictions, shares of common stock are convertible on a one-for-one basis into Series A common stock.

The Company has a Stock-Based Incentive Compensation Plan (Option Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not exceeding 10 years. A total of 1,075,000 shares of Series A common stock has been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Options granted under the Option Plan have all had a life of 10 years and vest at the rate of 20% on each of the first five anniversary dates of the grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of common stock, Series A common stock or any combination thereof.

Option activity under the Option Plan is summarized as follows:

                                                                 Option Price        Weighted Average
                                             Number of Shares      per Share         Price per Share
-----------------------------------------------------------------------------------------------------
Outstanding at January 1, 1994                    539,920       $ 7.75 - $  14.50        $10.51
  Granted                                         147,400       $ 6.63                   $ 6.63
  Exercised                                           --                       --            --
  Canceled                                        (79,300)      $ 6.63 - $  14.50        $10.98
-----------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                  608,020       $ 6.63 - $  14.50        $ 9.51

  Granted                                          96,000       $ 4.44 - $   5.19        $ 5.13
  Exercised                                           --                       --            --
  Canceled                                        (73,300)      $ 5.19 - $  14.50        $ 8.76
-----------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                  630,720       $ 4.44 - $  14.50        $ 8.93

 Granted                                          159,600       $ 4.00 - $   4.75        $ 4.61
 Exercised                                            --                       --            --
 Canceled                                        (134,420)      $ 4.75 - $  14.50        $ 8.85
-----------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                  655,900       $ 4.00 - $  14.50        $ 7.89
Exercisable at December 31, 1994                  241,360       $ 7.75 - $  14.50        $ 8.94
Exercisable at December 31, 1995                  317,920       $ 6.63 - $  14.50        $ 9.21
Exercisable at December 31, 1996                  346,580       $ 4.44 - $  14.50        $ 9.05
-----------------------------------------------------------------------------------------------------

In addition, a restricted stock award of 20,000 shares was made to an officer during 1992. At December 31, 1996, there were 304,800 shares available for further grants under the Option Plan. The weighted average remaining contractual life of options outstanding at December 31, 1996 was 6.4 years.

The Company also has an Employee Stock Purchase Plan (Purchase Plan), which provides for the purchase of Series A common stock by eligible employees. The Purchase Plan is designed to qualify as a noncompensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 2,425,000 shares of Series A common stock have been reserved for issuance under the Purchase Plan. The price per share of Series A common stock is equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semi-annual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1996, 1995 and 1994, respectively, 291,120, 341,603 and 329,500 shares were issued under the Purchase Plan at prices ranging from $2.87 per share to $5.21 per share. Statement of Financial Accounting Standards No. 123, which the Company has elected not to adopt, would require the determination of compensation cost for awards under the Option Plan and issuances under the Purchase Plan based on their fair value. If the 1995 and 1996 awards and issuances had been accounted for in accordance with Statement No. 123, the Company's pro forma net income (loss) and net income
(loss) per share for the years ended December 31 would approximate the amounts below:

(Thousands of dollars,
except per share amounts)              1996          1995
----------------------------------------------------------
Net income (loss)                    $(16,834)      $1,369

Net income (loss)
    per common share                 $  (1.76)      $  .14
----------------------------------------------------------

The impacts of applying Statement No. 123 in the pro forma disclosure are not indicative of future amounts. Statement No. 123 does not apply to awards and issuances prior to 1995, and additional awards and issuances in future years are anticipated.

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - EMPLOYEE BENEFIT PLANS

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

The following table sets forth the Retirement Plan's funded status and amounts recognized in the Company's financial statements at December 31:

(Thousands of dollars)                           1996              1995
----------------------------------------------------------------------------
Actuarial present value of
   accumulated plan benefits:
Accumulated benefit obligation,
   including vested benefits of $27,970
   in 1996 and $24,567 in 1995               $(28,998)              $(25,965)
----------------------------------------------------------------------------
Projected benefit obligation                  (33,942)               (31,053)
Plan assets at fair value                      26,209                 20,955
----------------------------------------------------------------------------
Projected benefit obligation in
   excess of plan assets                       (7,733)               (10,098)
Unrecognized net obligation at
   transition being recognized
   over 21 years                                  357                    389
Unrecognized net loss from
   past experience different
   from that assumed                            2,513                  4,828
Unrecognized prior service cost                   (93)                  (107)
Additional liability                               --                    (22)
----------------------------------------------------------------------------
   Accrued pension cost                      $ (4,956)              $ (5,010)
                                             ===============================

Net pension cost for the years ended December 31 includes the following components:

(Thousands of dollars)                1996          1995          1994
----------------------------------------------------------------------
Service cost                       $ 2,352       $ 1,754       $ 2,405
Interest cost on projected
   obligation                        2,421         1,918         1,633
Actual return on plan assets        (2,798)       (4,041)          559
Net amortization and deferral        1,165         2,441        (1,676)
----------------------------------------------------------------------
   Net pension cost                $ 3,140       $ 2,072       $ 2,921
                                   ===================================

The projected benefit obligation was determined using an assumed rate of compensation increase of 5% at December 31, 1996 and December 31, 1995 and weighted average discount rates of 7.50% at December 31, 1996 and 7.25% at December 31, 1995. The change in the weighted average discount rate had the effect of decreasing the projected benefit obligation by $1,683,000 at December 31, 1996. The expected long-term rate of return on assets was 9.25% at December 31, 1996 and December 31, 1995.

The Company has an Employees' Savings Plan which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). Employees are eligible to participate in the Savings Plan at the beginning of the quarter after completion of one year of service. The Company has agreed to contribute to the Savings Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $2,335,000, $2,453,000 and $2,581,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company has two nonqualified supplementary retirement plans. The Pension Restoration Plan provides additional retirement benefits to those executives whose compensation exceeds that includable under the Retirement Plan. The Company's Executive Supplemental Benefit Plan provides certain executive officers supplemental retirement benefits upon their retirement from the Company or preretirement death benefits. The amount of these benefits is based upon years of participation in the plan multiplied by an annual retirement benefit amount, which is determined by the

Company. The Company's Supplemental Split Dollar Life Insurance Plan provides certain other officers and key employees with a lump sum retirement benefit, upon retirement from the Company, of $5,000 plus an additional $5,000 for each year of participation in excess of 10 years, or a preretirement death benefit of $200,000. The Company has purchased life insurance contracts on the lives of the participants. The Company owns the contracts and is the beneficiary of contracts on the lives of the Executive Supplemental Benefit Plan participants. The amount of coverage is designed to provide sufficient proceeds to recover the costs of the plan. The cash value of the life insurance contracts, included in other assets in the accompanying consolidated balance sheets, was $5,013,000 and $4,345,000 at December 31, 1996 and 1995, respectively. Premiums for the years ended December 31, 1996, 1995 and 1994 for these plans were $646,000, $682,000 and $674,000, respectively.

The following table sets forth the supplemental plans' funded status and amounts recognized in the Company's financial statements at December 31:


(Thousands of dollars)                      1996                1995
----------------------------------------------------------------------
Actuarial present value of
   accumulated plan benefits:
Accumulated benefit obligation,
   including vested benefits of
   $1,661 in 1996 and $1,248 in 1995      $(2,740)             $(2,310)
----------------------------------------------------------------------
Projected benefit obligation               (2,932)              (2,505)
Plan assets at fair value                      --                   --
Projected benefit obligation in
   excess of plan assets                   (2,932)              (2,505)
Unrecognized net obligation at
   transition being recognized
   over 15 years                               91                  109
Unrecognized net loss from
   past experience different from
   that assumed                             1,123                1,093
Additional liability                       (1,081)              (1,034)
----------------------------------------------------------------------
    Accrued supplemental
   pension liability                      $(2,799)             $(2,337)
                                          ============================

Net supplemental pension cost for the years ended December 31 includes the following components:

(Thousands of dollars)          1996      1995      1994
--------------------------------------------------------
Service cost                    $105      $ 77      $ 85
Interest cost on projected
   obligation                    200       179       163
Return on plan assets             --        --        --
Amortization                     117        81       102
--------------------------------------------------------
Net supplemental
   pension cost                 $422      $337      $350
                                ========================

The projected benefit obligation was determined using weighted average discount rates of 7.50% at December 31, 1996 and 7.25% at December 31, 1995. The change in the weighted average discount rate had the effect of decreasing the projected benefit obligation by $79,000 at December 31, 1996.

The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1996, 1995 and 1994 for these plans were $3,363,000, $3,978,000 and $3,998,000, respectively.

The Company provides health care benefits to retirees based on the cost of such benefits in the year of retirement. The benefits are funded on a cash basis.

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net periodic cost for postretirement health care benefits for the years ended December 31 includes the following components:

(Thousands of dollars)            1996      1995        1994
------------------------------------------------------------
Service cost                     $  24      $ 51        $152
Interest cost                       54        74         122
Amortization of transition
    obligation                      74        74          74
Amortization of unrecognized
    net gain                      (106)      (93)         --
------------------------------------------------------------
                                 $  46      $106        $348
                                 ===========================

The amounts recognized in the Company's balance sheets at December 31, were as follows:

(Thousands of dollars)                                1996         1995
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                        $  (645)      $  (725)
    Active plan participants                           (131)         (336)
                                                       (776)       (1,061)

Unrecognized net gain                                (1,048)         (828)
Unrecognized net obligation                           1,184         1,258
-------------------------------------------------------------------------
   Accrued postretirement benefit liability         $  (640)      $  (631)
                                                    =====================

The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.50% at December 31, 1996 and 7.25% at December 31, 1995. A cost increase of 11% for covered health care benefits was assumed for 1996. The rate was assumed to decrease ratably to 5.5% after 7 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would decrease the aggregate of service cost and interest cost by approximately 27% and the accumulated postretirement benefit obligation by approximately 7%.

NOTE 11 - CONTINGENCIES

As collateral for performance on contracts, the Company is contingently liable at December 31, 1996 in the amount of $7,869,000, under standby letters of credit.

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

Performance of a 1993 remediation contract was subject to several delays and in 1994 the contract was partially terminated for convenience by the client. The Company submitted a claim for its costs incurred as a result of the delays and termination. The Company recorded net revenues aggregating approximately $1,520,000 in the year ended December 31, 1994 as an estimate of the amount to be received in settlement of its claim and an additional $1,800,000 in the year ended December 31, 1995 when negotiation of the claim was completed.

The Company is subject to certain claims and lawsuits in connection with work performed in the ordinary course of its business. In the opinion of management, such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE  12 - INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

(Thousands of dollars)            1996           1995         1994
------------------------------------------------------------------
Current
  Federal                       $(2,061)       $ 2,371       $(799)
  State                              46            204        (133)
------------------------------------------------------------------
                                 (2,015)         2,575        (932)
------------------------------------------------------------------
Deferred
  Federal                        (4,729)        (1,533)         27
  State                             599           (191)        222
------------------------------------------------------------------
                                 (4,130)        (1,724)        249
------------------------------------------------------------------
                                $(6,145)       $   851       $(683)
                                ==================================

Temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

(Thousands of dollars)                 1996           1995
----------------------------------------------------------
Deferred tax assets:
   Uncollectible accounts            $   603       $   719
   Other accruals                        665           922
   Pensions                            1,957         1,686
   Self insurance                      2,008         1,726
   Depreciation                        3,042           914
   Facility closure                    2,841           579
   State tax loss carryforwards        1,193           467
   Other                                 539           616
----------------------------------------------------------
                                     $12,848       $ 7,629
----------------------------------------------------------
Deferred tax liabilities:
   Amortization                      $  (726)      $  (921)
   Retainage                            (435)         (842)
   Award fees                           (140)         (140)
   Other                                (263)         (425)
----------------------------------------------------------
                                      (1,564)       (2,328)
Valuation allowance                   (2,532)         (665)
----------------------------------------------------------
Net deferred income taxes            $ 8,752       $ 4,636
                                     =====================

A valuation allowance has been established for deferred tax assets relating to state income tax benefits since it is more likely than not that these assets will not be realized.

ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:

                                1996      1995         1994
-----------------------------------------------------------
Statutory rate                  34.0%     34.0%        34.0%
State income taxes,
    net of federal taxes        (1.9)      0.4          3.3
Amortization of goodwill        (4.2)      2.1         (2.8)
Travel-related meals            (0.5)      4.9         (5.9)
Tax exempt interest               --        --          5.8
Other, net                      (0.4)     (5.4)         3.9
-----------------------------------------------------------
Effective tax rate              27.0%     36.0%        38.3%
                                ===========================

NOTE 13 - MAJOR CUSTOMER INFORMATION

Gross revenues from contracts with the U.S. Government and its agencies amounted to $145,207,000, $176,909,000 and $157,529,000 for the years ended December 31,
1996, 1995 and 1994, respectively. Included in these totals are revenues of $55,488,000, $75,452,000 and $55,967,000 from contracts with the U.S. Department of Defense; $46,285,000, $60,287,000 and $53,062,000 from contracts with the
U.S. Environmental Protection Agency; and $35,230,000, $34,978,000 and $44,436,000 from contracts with the U.S. Department of Energy.

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes were $101,000, $3,402,000 and $91,000 in the years ended December 31, 1996, 1995 and 1994, respectively. The Company received refunds of previously paid income taxes aggregating $759,000 and $1,106,000 in the years ended December 31, 1996 and 1995, respectively.

Cash payments for interest were $1,859,000, $2,187,000 and $2,500,000 in the years ended December 31, 1996, 1995 and 1994, respectively.

Capital lease obligations of $334,000, $96,000 and $233,000 were incurred during the years ended December 31, 1996, 1995 and 1994, respectively, when the Company entered into leases for office equipment.

NOTE 15 -  RELATED PARTY TRANSACTIONS

The Company uses the services of a travel agency that is owned by one of its directors. Under an agreement entered into in early 1996, the Company pays the travel agency a monthly fee and receives rebates from the travel agency of the commissions that are earned from providers of transportation and other travel-related services. Net payments to the travel agency included in general and administrative expenses in the accompanying consolidated statement of operations in 1996 aggregated $286,000.

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial information for 1996 and 1995 is presented in the following table:

                                                           First             Second              Third              Fourth
(Thousands of dollars, except per share data)            Quarter            Quarter            Quarter             Quarter
--------------------------------------------------------------------------------------------------------------------------
1996

Gross revenues                                           $67,586            $66,186           $ 63,482             $66,134
Net revenues                                             $47,089            $46,250           $ 42,276             $40,915
Income (loss) from operations                            $   (19)           $  (973)          $(22,780)*           $   591
Net income (loss)                                        $    17            $  (670)          $(16,603)            $   601
Net income (loss) per share                              $    --            $  (.07)          $  (1.73)            $   .06
--------------------------------------------------------------------------------------------------------------------------
1995

Gross revenues                                           $75,601            $76,403           $ 79,737             $78,117
Net revenues                                             $52,724**          $52,631           $ 52,618**           $48,300
Income (loss) from operations                            $ 1,120            $ 1,338           $  1,352             $(1,187)***
Net income (loss)                                        $   572            $   962           $    748             $  (768)
Net income (loss) per share                              $   .06            $   .10           $    .08             $  (.08)
--------------------------------------------------------------------------------------------------------------------------

 * Includes a restructuring charge of $14,421 consisting principally of a writedown of assets and other expenses associated with a plan to withdraw from the analytical laboratory business, costs to close or reduce the size of certain office facilities, and severance cost for work force reductions and an impairment charge of $3,146 to recognize impairment in value of thermal incineration assets and a minority interest in a bioremediation company.

 ** Includes approximately $600 and $1,200 in the first and third quarters, respectively, representing completion of a remediation contract negotiation.

 *** Includes a $1,300 provision for the closing of a laboratory facility, consisting principally of lease termination costs and the writedown of leasehold improvements and equipment.

ROY F. WESTON, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS

JOSEPH BORDOGNA, PH.D. (1, 3, 5)        JAMES E. KSANSNAK (2, 4)                 THOMAS M. SWOYER, JR.
Chairman of the Board                   Executive Vice President and             Roy F. Weston, Inc.
Roy F. Weston, Inc. and                 Chief Financial Officer
Acting Deputy Director                  ARAMARK Corporation
National Science Foundation                                                      A. FREDERICK THOMPSON, PH.D., P.E.(1)
                                        WILLIAM J. MARRAZZO (1, 5)
HENRY L. DIAMOND, ESQ. (3)              President and                            ROY F. WESTON, P.E., DEE
Partner                                 Chief Executive Officer                  Chairman Emeritus
Beveridge & Diamond, P.C.               Roy F. Weston, Inc.                      Roy F. Weston, Inc.

WAYNE F. HOSKING, ESQ.                  MARVIN O. SCHLANGER (2, 3, 4)            Committees:
Roy F. Weston, Inc.                     Executive Vice President and             1 Member, Executive Committee
                                        Chief Operating Officer                  2 Member, Audit Committee
ROBERT G. JAHN, PH.D. (2, 4)            ARCO Chemical Company                    3 Member, Compensation Committee
Professor of Aerospace Sciences                                                  4 Member, Nominating Committee
and Dean Emeritus                       KATHERINE W. SWOYER (1, 2, 4)            5 Ex officio member of all Committees
School of Engineering and Applied       President
Science, Princeton University           International Corporate Travel
                                        Services, Inc.

SENIOR MANAGEMENT



PETER J. MARKS                          JOHN BROOKS                              Robert B. Biggs, Ph.D., P.G.
Executive Vice President and            Vice President and Manager               Vice President and Manager
Chief Operating Officer                 Emerging Business Sector                 National Technical Resources
                                                                                 Division
PATRICK G. MCCANN                       JOHN D. DIFILIPPO, P.E.
Executive Vice President                Vice President and Manager               JOHN W. THORSEN, P.E.
Strategic Development                   Government Sector                        Vice President and Manager
                                                                                 Project Management Division
M. CHRISTINE MURPHY, CPA                STEPHEN G. LEWIS
Executive Vice President                Vice President and Manager               ARNOLD P. BORISH, ESQ.
Chief Financial Officer and             Strategic Environmental Services Sector  Vice President, General Counsel and
Manager, Quality Assurance/                                                         Corporate Secretary
Finance Division                        KURT S. STIMPSON
                                        Vice President and Manager               BRUCE E. FLAMM, CPA
W. DENNIS MORAN                         Industrial Sector                        Vice President and Treasurer
Vice President, Roy F. Weston, Inc.
and President, Weston International     VISHWA K. VARMA                          WILLIAM G. MECAUGHEY, CPA
                                        Vice President and Manager               Vice President and Controller
                                        Federal Sector

OFFICE LOCATIONS

CORPORATE HEADQUARTERS
Roy F. Weston, Inc.
1 Weston Way
West Chester, PA 19380-1499
Phone: (610) 701-3000
Fax: (610) 701-3186
Website: http://www.rfweston.com

FULL-SERVICE OFFICES
ALABAMA, Auburn
CALIFORNIA, Concord, Sherman Oaks
COLORADO, Denver
CONNECTICUT, Rocky Hill
GEORGIA, Norcross
ILLINOIS, Chicago, Vernon Hills
MARYLAND, Rockville
MASSACHUSETTS, Boston
MICHIGAN, Okemos
NEW HAMPSHIRE, Manchester
NEW JERSEY, Edison
NEW MEXICO, Albuquerque
NEW YORK, Carle Place, New York City, Valhalla
NORTH CAROLINA, Morrisville
OHIO, Cincinnati
OREGON, Portland
PENNSYLVANIA, Philadelphia, West Chester
TENNESSEE, Oak Ridge
TEXAS, Austin, Fort Worth, Houston, San Antonio
WASHINGTON, Richland, Seattle WEST
VIRGINIA, Charleston

PROJECT OFFICES WORLDWIDE



(C) 1997 Roy F. Weston, Inc.
PRINITED ON RECYCED PAPER
96D-0135

Roy F. Weston, Inc.

STOCKHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
and Trust Company
40 Wall Street
New York, New York  10005

CERTIFIED PUBLIC ACCOUNTANTS
Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103-2962

ANNUAL MEETING
The annual meeting of stockholders will be held on Monday, May 19, 1997, 11:00 a.m., at WESTON headquarters:
      Roy F. Weston, Inc.
      1 Weston Way
      West Chester, Pennsylvania 19380-1499

COMPANY INFORMATION
News media representatives and others seeking general business information about the Company may contact:
      Corporate Communications
      Roy F. Weston, Inc.
      1 Weston Way
      West Chester, Pennsylvania  19380-1499
      Telephone: (610) 701-3182

FINANCIAL INFORMATION
Analysts, investors and others seeking information about WESTON's financial performance or copies of financial reports, including the SEC Form 10-K, may contact the Company. As a cost-saving measure, the Company no longer sends quarterly reports. If you wish to receive quarterly information, please contact the Company.
Requests should be directed to:
      Bruce E. Flamm
      Vice President and Treasurer
      Roy F. Weston, Inc.
      1 Weston Way
      West Chester, Pennsylvania  19380-1499
      Telephone: (610) 701-4535

COMPANY STOCK
The Company's Series A common stock is traded in the NASDAQ National Market System under the symbol "WSTNA." There is no established public trading market for the Company's common stock. The following table sets forth the range of high and low per share closing prices for the Series A common stock as reported by
NASDAQ:

                                           High       Low
----------------------------------------------------------
1995

First Quarter                           $  6.00      $4.38
Second Quarter                          $  5.51      $4.38
Third Quarter                           $  5.88      $4.38
Fourth Quarter                          $  6.25      $5.13

----------------------------------------------------------
1996

First Quarter                           $  5.38      $4.31
Second Quarter                          $  5.38      $4.50
Third Quarter                           $  4.75      $4.13
Fourth Quarter                          $  4.38      $3.38
----------------------------------------------------------

At December 31, 1996, there were 2,637 holders of record of Series A common stock and 30 holders of common stock. The Company has not paid any cash dividends since 1978. The Board of Directors intends to retain earnings for the foreseeable future for the expansion of the Company's business.