Form 10-K405, Exhibit 13
period 1997-12-31
WESTON ROY F INC
filed 1998-03-31
CIK 106473

                  ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following table sets forth for the years indicated the percentage of net revenues represented by certain elements of the Company's consolidated statements of operations. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.




                                                    For the years ended
                                                        December 31
                                                ----------------------------
                                                 1997       1996        1995
----------------------------------------------------------------------------
   Net revenues                                 100.0 %    100.0 %     100.0 %
----------------------------------------------------------------------------
   Expenses
     Direct salaries and other operating costs   94.5 %     87.9 %      84.9 %
     General and administrative expenses         17.8 %     15.2 %      13.8 %
     Pension curtailment gain                    (2.7)%       --          --
     Restructuring charges (credits)             (1.2)%      8.2 %        --
   Impairment of long-lived assets                0.9 %      1.8 %        --
----------------------------------------------------------------------------
   Income (loss) from operations                 (9.3)%    (13.1)%       1.3 %
   Other income (expense)                         0.3 %      0.2 %      (0.2)%
----------------------------------------------------------------------------
   Income (loss) before income taxes             (9.0)%    (12.9)%       1.1 %
   Income taxes                                  (1.0)%     (3.5)%       0.4 %
----------------------------------------------------------------------------
   Net income (loss)                             (8.0)%     (9.4)%       0.7 %
                                                ============================



The Company incurs a substantial amount of direct project costs, which are passed through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 40%, 33% and 33% of gross revenues in 1997, 1996 and 1995, respectively. The increase in 1997 is due to greater subcontracting of laboratory analysis beginning in May 1997 as a result of divestiture of the Company's analytical laboratories.

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

Net revenues decreased 19% to $142,359,000 from $176,530,000 in 1996.
Consulting net revenues continued to be impacted by reduced levels of available business. Non-dedicated-site federal government projects and industrial projects accounted for 52% and 33%, respectively, of the decline in net revenues. Net revenues from analytical services declined $13,100,000 as the Company completed the sale of its analytical laboratory assets in May 1997. Construction and remediation net revenues were lower in 1997 due primarily to the lack of an active thermal incineration project.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The Company had losses from operations of $13,216,000 in 1997 and $23,181,000 in 1996. The 1997 loss was reduced by a gain of $3,899,000 from curtailment of the Company's defined benefit pension plan and by restructuring credits of $1,668,000 resulting from the sales of the net assets of two subsidiaries. Included in the 1997 loss were charges of $1,245,000 for the writedown of financial and project software costs; approximately $3,400,000 related to reductions in the Company's workforce, changes in senior management, and election of new directors in May 1997; and approximately $1,000,000 for excess office lease space. The 1996 loss included restructuring charges of $14,421,000 consisting principally of asset writedowns and other expenses associated with a plan to withdraw from the analytical laboratory business, costs to close or reduce the size of certain office facilities, and severance costs associated with workforce reductions. Also, 1996 included a charge of $3,146,000 to recognize the impairment in value of transportable thermal treatment systems and a minority interest in a bioremediation company.

Margins were lower in 1997 as staff and cost reductions did not fully offset revenue declines. Margins were lower for both consulting and construction and remediation activities. Operations personnel utilization was slightly higher for the full year 1997 than in 1996, reflecting improvement in the second half of the year. Margins were lower in 1997 than in 1996, reflecting the continuing impacts of significant competition, heightened by industry consolidation and the impact of cost overruns on certain construction and remediation projects.

General and administrative expenses declined $1,596,000, or 6%, in 1997, although increasing to 17.8% of net revenues from 15.2% in 1996. Expenditures in 1997 included approximately $2,500,000 for reductions to the Company's administrative workforce and changes to its Board of Directors and senior management. Expenditures in 1996 included $944,000 relating to severance benefits for two of the Company's former senior officers.

The Company had an effective income tax benefit rate of 11% in 1997 compared to an effective income tax benefit rate of 27% in 1996. This rate change was due to a 1997 income tax charge of $3,000,000 to provide for the uncertain realizability of a portion of the Company's deferred tax assets. The charge increased the Company's basic net loss per share by $.31, or 26% of its 1997 basic net loss per share.

The Company had other income of $341,000 in 1997 compared to $381,000 in 1996. The Company realized gains of $21,000 and $273,000 on redemptions of $186,000 and $3,715,000 of its 7% Convertible Subordinated Debentures in 1997 and 1996, respectively. Interest expense decreased $328,000 from 1996 due primarily to the repurchase of 7% Convertible Subordinated Debentures and scheduled repayments of a five-year term loan.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

1996 COMPARED TO 1995

Net revenues decreased 14% to $176,530,000 in 1996 from $206,273,000 in 1995.
Consulting net revenues, which declined 14%, were impacted by a diminished level of available business. A 28% decline in remediation net revenues was due to a reduced level of work for the Company's transportable thermal treatment systems due, in part, to funding delays and the recognition of $1,800,000 in 1995 representing completion of a remediation project contract negotiation. Net revenues from analytical services declined 12% as reduced sample volumes more than offset a modest improvement in pricing. Net revenues from federal program management services declined 6%.

The Company had a loss from operations of $23,181,000 in 1996 compared to income from operations of $2,623,000 in 1995. The 1996 loss included restructuring charges of $14,421,000 and an impairment charge of $3,146,000.

Consulting margins were significantly lower in 1996 as staff and cost reductions did not fully offset the revenue decline. Consulting personnel utilization was 7% lower than in 1995. Lower net revenues also were the main factor in a large decline in consulting and remediation project margins. While analytical laboratory services margins improved somewhat in 1996, they remained negative. Federal program management results decreased only slightly from 1995.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES

OTHER

The Company had contract backlog of $65,300,000 at December 31, 1997. In addition to backlog, the Company can generate additional revenues from open order contracts and activities related to emergency responses, which are excluded from contract backlog until approved and funded. Contracts are subject to cancellation by the client, changes in the scope of work, and delays in project startup. The maintenance of adequate contract backlog is dependent on continued generation of new contract bookings. In 1997, new contract bookings were $142,000,000, a 22% decline from 1996. New contract bookings have declined in each of the last four years.

The Company has determined that substantially all of its financial and project accounting and reporting system software will require significant revisions in order to continue to function after January 1, 2000. The cost of revising these systems has not been precisely determined, but is expected to range between $1,000,000 and $1,500,000. The Company plans to replace its affected systems with new software packages that will be customized to the Company's requirements. The new software, which is expected to cost approximately $2,500,000, is planned to be substantially in place by the beginning of 1999. The cost of the new system will be capitalized and amortized over five years.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement will be effective for the Company's 1998 annual financial statements. Statement No. 131 established standards for reporting information about operating segments and related disclosures about products, geographic areas and major customers. The Company has not yet determined what effect Statement No. 131 will have on its reporting. Statement No. 131 affects disclosure only and will not impact reported earnings, cash flow or financial position.

Management believes that inflationary increases in its operating costs and expenses can generally be absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $889,000 in 1997 to $10,767,000 from $9,878,000 at December 31, 1996. Marketable securities decreased $3,448,000 in 1997 to $4,168,000 from $7,616,000 at December 31, 1996.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


Operating activities provided cash of $2,275,000 in 1997 and $9,629,000 in 1996. The Company used a portion of its cash flow from operations to liquidate $2,411,000 and $6,187,000 of short-term and long-term debt in 1997 and 1996, respectively.

Net cash investments in property and equipment and other assets were $2,780,000 in 1997 and $3,440,000 in 1996. Investments in 1997 and 1996 consisted primarily of computers and other equipment. The Company plans to invest $4,000,000 to $6,000,000 of capital in 1998. The Company's capital expenditures are financed primarily through operating cash flow.

The Company is required to make annual redemptions of 10% of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000 by April 15 of each year. Repurchases of $2,229,000 need to be made to satisfy the 1998 requirement. The final payment on the Company's five-year term loan was made on January 2, 1998.

During 1997, the Company agreed to an amendment to its uncollateralized credit facility, which reduced the maximum amount of the facility, increased the amount available for cash borrowings, and imposed additional covenants, including minimum net worth and minimum cash, cash equivalents, and marketable securities. As a result of losses incurred during 1997, the Company was not in compliance with the net worth covenant. In connection with a waiver of the covenant violation, the Company agreed to an additional amendment to the facility, which reduced the maximum amount to $8,786,000 and the amount available for cash borrowings to $3,000,000. The amendment further requires the Company to collateralize its outstanding letters of credit with cash and to collateralize any cash borrowings by a pledge of substantially all of its accounts receivable. Also, redemptions of the Company's 7% Convertible Subordinated Debentures are restricted.

The amendment has been extended through April 15, 1998. Effective February 19, 1998, the restriction on repurchase of Convertible Subordinated Debentures has been removed and the Company's access to cash borrowings under the facility has been suspended. The Company is currently negotiating to obtain a new credit facility for letters of credit and cash borrowings of at least $10,000,000. It is expected that a new facility will be in place by April 1998.

The Company received $583,000 in 1997 and $971,000 in 1996 from sales of shares of Series A common stock through its Employee Stock Purchase Plan. During 1997 and 1996, the Company repurchased 23,000 and 256,900 shares, respectively, of Series A common stock for $84,000 and $1,199,000, respectively.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FORWARD LOOKING STATEMENTS

From time to time, the Company, its management, or other Company representatives may make or publish statements that contain projections, beliefs, expectations, predictions or intentions relating to anticipated financial performance, business prospects, potential contract value, business strategy and plans, technological developments, and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for these forward looking statements. In order to comply with the terms of the safe harbor, the Company notes that a number of risk factors and uncertainties could cause the Company's actual results, experience or outcome to differ materially from projections, beliefs, expectations, predictions or intentions expressed in forward looking statements.

These risks and uncertainties, which may affect the operations, performance, development and results of the Company's business, include, but are not limited to, the following:

     -    The highly competitive marketplace for the Company's services.

     - Changes in and levels of enforcement of federal, state and local environmental legislation and regulations.

     - The Company's ability to obtain new contracts from existing as well as new clients, and the uncertain timing of awards and contracts.

     - The Company's ability to execute new projects and those currently in backlog within reasonable cost estimates, as well as other contract performance risks.

     - Funding appropriation, funding delay, and the issuance of work orders on government projects.

     - The Company's ability to achieve any planned overhead or other cost reductions while maintaining adequate work flow.

     - The Company's ability to obtain adequate financing for its current operations and future expansion.

     - The Company's ability to execute its strategic plan through successful marketing activities and continued cost containment.

     - The nature of the Company's work with hazardous materials, toxic wastes, and other pollutants, and the potential for uninsured claims or claims in excess of insurance limits.

The Company disclaims any intent or obligation to update forward looking statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


SELECTED FINANCIAL DATA

                                                            For the years ended December 31
                                            --------------------------------------------------------------
(Thousands of dollars, except per               1997         1996           1995        1994          1993
share amounts)
----------------------------------------------------------------------------------------------------------
Gross revenues                              $238,103     $263,388       $309,858    $290,081      $314,443
Net revenues                                $142,359     $176,530       $206,273    $200,304      $214,869
Income (loss) from operations               $(13,216)    $(23,181)      $  2,623    $   (730)     $  6,248
Net income (loss)                           $(11,425)    $(16,655)      $  1,514    $ (1,103)     $  2,603
Basic earnings (loss) per share             $  (1.18)    $  (1.74)      $    .16    $   (.12)     $    .28
----------------------------------------------------------------------------------------------------------

* Includes restructuring and impairment charges aggregating $17,567.

AT DECEMBER 31
----------------------------------------------------------------------------------------------------------

 Working capital                            $ 46,239     $ 58,956       $ 67,875    $ 74,352      $ 73,289
 Total assets                               $125,248     $141,472       $163,406    $156,730      $165,699
 Short-term debt                            $  2,914     $  2,159       $  2,261    $  2,431      $  2,635
 Long-term debt (less current
   portion)                                 $ 15,884     $ 18,922       $ 24,673    $ 29,843      $ 33,054
 Stockholders' equity                       $ 55,367     $ 66,090       $ 82,901    $ 80,892      $ 81,719
----------------------------------------------------------------------------------------------------------





REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Roy F. Weston, Inc.

We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES



made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Coopers & Lybrand, L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 5, 1998

                  ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                 December 31
                                                                             ------------------
(Thousands of dollars)                                                           1997      1996

ASSETS
-----------------------------------------------------------------------------------------------
CURRENT ASSETS

  Cash and cash equivalents                                                   $10,767    $9,878
  Marketable securities                                                         4,168     7,616
  Accounts receivable, trade, net of allowance for doubtful accounts           54,497    65,480
  Unbilled costs and estimated earnings on contracts in process                20,920    18,151
  Prepaid and refundable income taxes                                           1,000     2,719
  Deferred income taxes                                                         3,104     5,584
  Other                                                                         2,643     2,438
-----------------------------------------------------------------------------------------------
      Total current assets                                                     97,099   111,866
-----------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

  Land                                                                            215       215
  Buildings and improvements                                                   11,625    11,350
  Furniture and equipment                                                      38,803    55,763
  Leasehold improvements                                                        2,849     8,929
  Construction in progress                                                          8        17
-----------------------------------------------------------------------------------------------

      Total property and equipment                                             53,500    76,274
  Less accumulated depreciation and amortization                               43,248    64,884
-----------------------------------------------------------------------------------------------
  Property and equipment, net                                                  10,252    11,390
-----------------------------------------------------------------------------------------------

OTHER ASSETS

  Goodwill, net of accumulated amortization of $4,076 in 1997
      and $4,014 in 1996                                                        1,878     1,940
  Deferred income taxes                                                         5,125     3,168
  Other                                                                        10,894    13,108
-----------------------------------------------------------------------------------------------
      Total other assets                                                       17,897    18,216
-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 $125,248  $141,472
                                                                             ==================



See notes to consolidated financial statements.

                  ROY F. WESTON, INC. AND SUBSIDIARIES


                                                                                         December 31
                                                                                       ----------------
(Thousands of dollars)                                                                    1997      1996

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES

  Current maturities of long-term debt                                                 $ 2,914   $ 2,159
  Accounts payable and accrued expenses                                                 13,879    11,869
  Billings on contracts in process in excess of costs and  estimated earnings           14,275    12,233
  Employee compensation, benefits and payroll taxes                                      8,721    13,326
  Income taxes payable                                                                      59       220
  Other                                                                                 11,012    13,103
--------------------------------------------------------------------------------------------------------
      Total current liabilities                                                         50,860    52,910
--------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                          15,884    18,922
--------------------------------------------------------------------------------------------------------
OTHER LIABILITIES                                                                        3,137     3,550
--------------------------------------------------------------------------------------------------------

CONTINGENCIES
--------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

  Common stock, $.10 par value, 10,500,000 shares authorized;
      3,170,494 shares issued in 1997; 3,192,909 shares issued in 1996                     317       319
  Series A common stock, $.10 par value, 20,500,000 shares
      authorized;  8,581,821 shares issued in 1997; 8,319,352
      shares issued in 1996                                                                858       832
  Unrealized gain on investments                                                           733       541
  Additional paid-in capital                                                            55,700    55,130
  Retained earnings                                                                      2,849    14,274
--------------------------------------------------------------------------------------------------------
                                                                                        60,457    71,096


  Less treasury stock at cost, 1,081,275 common shares in 1997 and 1996; 792,805 Series A common shares in 1997 and
      769,805 Series A common shares in 1996                                             5,090     5,006
--------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                        55,367    66,090
--------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $125,248  $141,472
                                                                                      ==================

                  ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                 For the years ended December 31
                                                            -------------------------------------------
(Thousands of dollars, except per share amounts)               1997             1996             1995
-------------------------------------------------------------------------------------------------------

Gross revenues                                               $238,103     $    263,388     $    309,858
Direct project costs                                           95,744           86,858          103,585
-------------------------------------------------------------------------------------------------------
  Net revenues                                                142,359          176,530          206,273
-------------------------------------------------------------------------------------------------------
Expenses
  Direct salaries and other operating costs                   134,552          155,203          175,177
  General and administrative expenses                          25,345           26,941           28,473
  Pension curtailment gain                                     (3,899)              --               --
  Restructuring charges (credits)                              (1,668)          14,421               --
  Impairment of long-lived assets                               1,245            3,146               --
-------------------------------------------------------------------------------------------------------
                                                              155,575          199,711          203,650
-------------------------------------------------------------------------------------------------------
     Income (loss) from operations                            (13,216)         (23,181)           2,623
-------------------------------------------------------------------------------------------------------
Other income (expense)
  Investment income                                             1,844            1,965            1,613
  Interest expense                                             (1,623)          (1,951)          (2,282)
  Other                                                           120              367              411
-------------------------------------------------------------------------------------------------------
                                                                  341             381              (258)
-------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                             (12,875)         (22,800)           2,365
Provision (benefit) for income taxes                           (1,450)          (6,145)             851
-------------------------------------------------------------------------------------------------------
  Net income (loss)                                          $(11,425)     $   (16,655)    $      1,514
                                                            ===========================================
  Basic earnings (loss) per share                              $(1.18)     $     (1.74)    $        .16
                                                            ===========================================
  Weighted average shares outstanding
       -  basic                                             9,712,752        9,562,945        9,520,110
                                                            ===========================================
  Diluted earnings (loss) per share                            $(1.18)     $     (1.74)    $        .16
                                                            ===========================================
 Weighted average shares outstanding
      - diluted                                             9,712,752        9,562,945        9,522,562
                                                            ===========================================




See notes to consolidated financial statements.

                  ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 For the years ended December 31
                                                               ------------------------------------

(Thousands of dollars)                                              1997           1996        1995
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                             $(11,425)      $(16,655)     $1,514
  Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
      Depreciation and amortization                                5,396          7,833       9,468
      Provision for losses on accounts receivable                    511            291         201

      Pension curtailment gain                                    (3,899)            --          --
      Restructuring charges                                           --         14,421       1,300
      Impairment of long-lived assets                              1,245          3,146          --
      Other                                                         (174)        (1,040)        515
  Change in assets and liabilities:
      Accounts receivable, trade                                  10,472         12,803      (9,628)
      Unbilled costs and estimated earnings on contracts
        in process                                                (2,769)          (216)      2,651
      Other current assets                                           (60)           164       1,024
      Accounts payable and accrued expenses                        2,010            (36)        942

      Billings on contracts in process in excess of costs
        and estimated earnings                                     2,042         (3,113)      6,386
      Employee compensation, benefits
        and payroll taxes                                         (4,605)         1,488       1,507

      Income taxes                                                 1,558         (1,338)        300
      Deferred income taxes                                          424         (4,130)     (1,725)
      Other current liabilities                                   (1,927)        (2,166)        151
      Other assets and liabilities                                 3,476         (1,823)     (1,817)
---------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                      2,275          9,629      12,789
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Proceeds from sale of investments                               15,381         21,663      18,520
  Payments for purchase of investments                           (12,075)       (24,539)     (8,497)
  Purchase of property and equipment                              (2,670)        (3,052)     (7,248)
  Investments in other assets                                       (110)          (388)     (2,740)
---------------------------------------------------------------------------------------------------
    Net cash provided by (used for) investing activities             526         (6,316)         35
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

  Principal payments under long-term debt                         (2,411)        (6,187)     (5,436)
  Proceeds from issuance of Series A common stock                    583            971       1,359
  Purchase of Series A common treasury stock                         (84)        (1,199)     (1,512)
---------------------------------------------------------------------------------------------------
    Net cash used for financing activities                        (1,912)        (6,415)     (5,589)
---------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents             889         (3,102)      7,235
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS

  Beginning of year                                                9,878         12,980       5,745
---------------------------------------------------------------------------------------------------
  End of year                                                    $10,767         $9,878     $12,980
                                                                 ==================================


See notes to consolidated financial statements.

                  ROY F. WESTON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                                                      Series A
                                    Common Stock    Common Stock    Unrealized Gain
                                    ------------    ------------       (Loss) on
(Thousands of dollars and shares)  Shares  Amount  Shares  Amount     Investments
-----------------------------------------------------------------------------------

At January 1, 1995                  3,211    $321   7,668    $767        $(90)
  Shares issued under employee
       stock purchase plan             --      --     342      34          --
  Purchase of treasury stock           --      --      --      --          --
  Other                              (18)     (2)      18       2         604
  Net income                           --      --      --      --          --
-----------------------------------------------------------------------------
At December 31, 1995                3,193     319   8,028     803         514
  Shares issued under employee
       stock purchase plan             --      --     291      29          --
  Purchase of treasury stock           --      --      --      --          --
  Other                                --      --      --      --          27
  Net loss                             --      --      --      --          --
-----------------------------------------------------------------------------
At December 31, 1996                3,193     319   8,319     832         541
  Shares issued under employee
       stock purchase plan             --      --     240      24          --
  Purchase of treasury stock           --      --      --      --          --
  Other                              (23)     (2)      23       2         192
  Net loss                             --      --      --      --          --
-----------------------------------------------------------------------------
At December 31, 1997                3,170    $317   8,582    $858        $733
                                    =========================================





See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


                                      Treasury Stock
                            ---------------------------------
       Additional
        Paid-in    Retained  Common      Series A
        Capital    Earnings  Shares   Common Shares    Amount       Total
-------------------------------------------------------------------------
          $52,774   $29,415  (1,081)      (215)       $(2,295)   $ 80,892

            1,325        --      --         --             --       1,359
               --        --      --       (298)        (1,512)     (1,512)
               44        --      --         --             --         648
               --     1,514      --         --             --       1,514
-------------------------------------------------------------------------
           54,143    30,929  (1,081)      (513)        (3,807)     82,901

              942        --      --         --             --         971
               --        --      --       (257)        (1,199)     (1,199)
               45        --      --         --             --          72
               --   (16,655)     --         --             --     (16,655)
-------------------------------------------------------------------------
           55,130    14,274  (1,081)      (770)        (5,006)     66,090

              559        --      --         --             --         583
               --        --      --        (23)           (84)        (84)
               11        --      --         --             --         203
               --   (11,425)     --         --             --     (11,425)
-------------------------------------------------------------------------
          $55,700    $2,849  (1,081)      (793)       $(5,090)   $ 55,367
=========================================================================

                  ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Operations

The Company provides infrastructure redevelopment services to industry, the federal government, and public works and local government markets. Services provided include consulting; construction, remediation, and redevelopment; federal program management; and knowledge systems and solutions. The Company's services are provided primarily in the United States, although services in foreign nations are performed.

Note 2 - Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have
been eliminated in consolidation.   The preparation of financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES

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

LONG-LIVED ASSET IMPAIRMENT

The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of Statement No. 121 require the Company to review its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred, the loss is recognized in the consolidated statement of operations.

INCOME TAXES

The Company provides deferred income taxes on all temporary differences between the tax and financial reporting bases of its assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets to the amount that is expected to more likely than not be realized.

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

STOCK-BASED COMPENSATION

The Company has elected not to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," but continues to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation programs, including its Stock-Based Incentive Compensation Plan and Employee Stock Purchase Plan.
Under Opinion No. 25, no compensation expense is recognized for grants of stock options if the exercise price is not less than market value at the date of grant, and employee stock purchase plans that qualify under Section 423 of the Internal Revenue Code are considered noncompensatory. Proforma disclosures required under Statement No. 123 are included in Note 9 to the consolidated financial statements.

EARNINGS (LOSS) PER SHARE

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," in the fourth quarter of 1997. Basic and diluted earnings (loss) per share are presented in the accompanying statements of operations for each of the three years ended December 31, 1997, 1996 and 1995. Since the Company's convertible subordinated debentures and substantially all of its stock options are anti-dilutive, there is no change from amounts previously reported as net income (loss) per share.

                  ROY F. WESTON, INC. AND SUBSIDIARIES


Note 3 - Restructuring and Impairment Charges

During the third quarter of 1996, the Company adopted plans to withdraw from the analytical laboratory business, close or reduce the size of certain office facilities, and reduce the size of its workforce. The Company recorded restructuring charges aggregating $14,421,000, consisting principally of writedown of assets, severance costs for terminated employees, costs of idle facilities, and estimated loss on disposal of the analytical laboratory business. At December 31, 1997 and 1996, respectively, the Company had accruals aggregating $1,433,000 and $5,426,000, respectively, included as other current liabilities in the accompanying consolidated balance sheets, for costs, principally lease payments at December 31, 1997, to be incurred in future periods as a result of the restructuring.

During 1997, the Company completed the sale of net assets of its analytical laboratory business and the sale of another subsidiary. The proceeds from these transactions exceeded amounts anticipated in recording the 1996 restructuring charge. The excess is included as restructuring credits in the accompanying consolidated statement of operations for the year ended December 31, 1997.

In addition, the Company recorded impairment charges of $1,245,000 and $3,146,000 in 1997 and 1996, respectively, in accordance with Statement of Financial Accounting Standards No. 121. The impairment charges reduced the carrying value of the Company's financial and project software in 1997 and its thermal incineration assets and a minority interest in a bioremediation company in 1996 to their estimated fair values.

                  ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Investments

The Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

Investments in debt and equity securities at December 31 consisted of the following:


                                               --------------------
(Thousands of dollars)                             1997        1996
-------------------------------------------------------------------
Fair Value:
 Current                                        $ 4,168     $ 7,616
 Noncurrent                                       4,344       3,775
-------------------------------------------------------------------
                                                  8,512      11,391

Gross unrealized holding gains                   (1,130)       (847)
Gross unrealized holding losses                      19          27
-------------------------------------------------------------------
Cost basis of investments                       $ 7,401     $10,571
                                                ===================

Investment activity for the years ended December 31 was as follows:

                                                 ---------------------------------------------
(Thousands of dollars)                              1997               1996               1995
----------------------------------------------------------------------------------------------
Proceeds from sale of investments                $15,381            $21,663            $18,520
----------------------------------------------------------------------------------------------
Gross realized gains                             $   270               $294            $    --
----------------------------------------------------------------------------------------------
Gross realized losses                            $    --            $   (15)           $    --
----------------------------------------------------------------------------------------------
Change in unrealized holding gain                $   291            $    41            $   915
Deferred income taxes                                (99)               (14)              (311)
----------------------------------------------------------------------------------------------
Net change in unrealized holding gain            $   192            $    27            $   604
                                                 =============================================



Realized gains and losses are determined on a specific identification basis and included in investment income in the accompanying consolidated statements of operations.

                  ROY F. WESTON, INC. AND SUBSIDIARIES

Note 5 - Accounts Receivable and Unbilled Costs and Estimated Earnings

Trade accounts receivable at December 31 consisted of the following:


                                       -------------------------------
(Thousands of dollars)                   1997                    1996
----------------------------------------------------------------------
Industrial clients                     $15,185                 $19,880
State and municipal governments         12,304                  15,020
U.S. Government agencies                28,393                  31,380
Retentions                                 365                     710
----------------------------------------------------------------------
                                        56,247                  66,990
Less allowance for
  doubtful accounts                      1,750                   1,510
----------------------------------------------------------------------
                                       $54,497                 $65,480
                                       ===============================


Unbilled costs and estimated earnings consisted of the following:

----------------------------------------------------------------------
Industrial clients                      $5,447                  $3,459
State and municipal governments          5,260                   5,215
U.S. Government agencies                 9,695                   7,852
Retentions                                 518                   1,625
----------------------------------------------------------------------
                                       $20,920                 $18,151
                                       ===============================



The Company does not believe there is any undue credit risk in connection with realization of its accounts receivable.

Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts, completion of federal government indirect rate audits, final approval of design plans for engineering services, and completion of construction on certain projects. Billed and unbilled retentions of $883,000 at December 31, 1997 include $712,000, which is expected to be collected during 1999 and thereafter.

                  ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Line of Credit Agreement

The Company has an $8,786,000 credit facility to provide cash borrowings and letters of credit, which expires on April 15, 1998. Under the terms of the agreement, cash borrowings, which may not exceed $3,000,000, bear interest at the prime rate and are collateralized by a pledge of substantially all of the Company's accounts receivable. The Company is subject to a 3/8% annual charge on the unused portion of the facility and must maintain covenants including adjusted leverage ratio and liquidity ratio.

The Company had no outstanding cash borrowings under the credit facility at December 31, 1997 and had letters of credit outstanding, which are collateralized by cash deposits, aggregating $2,954,000. At December 31, 1997, the unused portion of the credit facility was $5,832,000. The Company is currently negotiating with lenders to extend or replace the existing credit facility.

Note 7 - Long-Term Debt

Long-term debt at December 31 consisted of the following:


                                                           ----------------
     (Thousands of dollars)                                   1997     1996
---------------------------------------------------------------------------
     7% Convertible Subordinated Debentures due
       April 15, 2002                                      $17,929  $18,115
     Bank term loan, payable in quarterly installments of
        $500,000 plus interest at 5.85% through
       January 1, 1998                                         500    2,500
     Capitalized lease obligations                             369      466
---------------------------------------------------------------------------

       Total debt                                           18,798   21,081
       Less current maturities                               2,914    2,159
---------------------------------------------------------------------------
                                                           $15,884  $18,922
                                                           ================




The 7% Convertible Subordinated Debentures (the Debentures) are due April 15, 2002 and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option to redeem the Debentures at a redemption price of 100%.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The Company is required to redeem annually 10% of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1997 and 1996, the Company repurchased $186,000 and $3,715,000 principal amount of Debentures, respectively, thus satisfying the 1997 and a portion of the 1998 redemption requirements. Debentures aggregating $2,229,000 need to be repurchased by April 15, 1998. The gains on redemption of $21,000 and $273,000 in 1997 and 1996, respectively, have been included in other income in the consolidated statements of operations. The Debentures are uncollateralized and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

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

The fair value of the Debentures based on quoted market price at December 31, 1997 and 1996 was $16,226,000 and $15,534,000, respectively.

Maturities of long-term debt are as follows:

Years Ending December 31 (Thousands of dollars)
-------------------------------------------------------------------------------

            1998                                           $   2,914
            1999                                           $   3,224
            2000                                           $   3,212
            2001                                           $   3,168
            2002                                           $   6,280
-------------------------------------------------------------------------------
                                                           $  18,798
                                                    ===========================


                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - Leases

The Company leases certain office facilities and equipment under operating leases. These leases generally provide for renewal options, and the office leases include escalation clauses based on increases in real estate taxes and operating expenses. For certain office facilities, the Company obtains reimbursements for rental expense under long-term U.S. Government projects.

Minimum annual lease commitments under noncancelable leases principally for office facilities are as follows:

Years ending December 31 (Thousands of dollars)
-------------------------------------------------------------------------
      1998                                                        $ 3,917
      1999                                                        $ 3,094
      2000                                                        $ 2,042
      2001                                                        $ 1,567
      2002                                                        $   657
      Thereafter                                                  $14,616
-------------------------------------------------------------------------
                                                                  $25,893
                                                                  =======


The following is a summary of rental expense for the years ended December 31:

                                             ---------------------------------
(Thousands of dollars)                          1997         1996         1995
------------------------------------------------------------------------------
Gross rental expense                         $15,068      $18,331      $18,468
Reimbursed as direct project expenses         (6,897)      (6,585)      (8,214)
------------------------------------------------------------------------------
  Net rental expense                          $8,171      $11,746      $10,254
                                             =================================

Note 9 - Common Stock

The Company's common stock and Series A common stock are equivalent except that each share of common stock has one vote per share and each share of Series A common stock has one-tenth of one vote per share.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The Company has a Stock-Based Incentive Compensation Plan (Option Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not exceeding 10 years. A total of 1,075,000 shares of Series A common stock have been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Options granted under the Option Plan have all had a life of 10 years and generally vest at the rate of 20% on each of the first five anniversary dates of the grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of common stock, Series A common stock, or any combination thereof.

Option activity under the Option Plan is summarized as follows:



                                ------------------------------------------------------
                                  Number of          Option Price     Weighted Average
                                     Shares             per Share      Price per Share
--------------------------------------------------------------------------------------

Outstanding at January 1, 1995      608,020         $6.63 - $14.50               $9.51
  Granted                            96,000         $4.44 - $ 5.19               $5.13
  Exercised                            --                       --                  --
  Canceled                          (73,300)        $5.19 - $14.50               $8.76
--------------------------------------------------------------------------------------
Outstanding at December 31, 1995    630,720         $4.44 - $14.50               $8.93
  Granted                           159,600         $4.00 - $ 4.75               $4.61
  Exercised                              --                     --                  --
  Canceled                         (134,420)        $4.75 - $14.50               $8.85
--------------------------------------------------------------------------------------
Outstanding at December 31, 1996    655,900         $4.00 - $14.50               $7.89
  Granted                           689,016         $2.75 - $ 4.25               $3.84
  Exercised                              --                     --                  --
  Canceled                         (492,300)        $3.75 - $14.50               $8.14
--------------------------------------------------------------------------------------
Outstanding at December 31, 1997    852,616         $2.75 - $14.50               $4.47
                                    ==================================================
Exercisable at December 31, 1995    317,920         $6.63 - $14.50               $9.21
Exercisable at December 31, 1996    346,580         $4.44 - $14.50               $9.05
Exercisable at December 31, 1997    120,600         $4.00 - $14.50               $7.13
--------------------------------------------------------------------------------------

                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1997, 108,084 shares were available for further grants under the Option Plan. The weighted average remaining contractual life of options outstanding at December 31, 1997 was 8.79 years.

Options granted during 1997 include options for 435,000 shares, which will vest if the fair market value of the Company's Series A common stock attains certain thresholds and remains at or above the prescribed market price for at least 90 days. There are five incremental thresholds, and 20% of the options will vest as each condition is met. On February 16, 1998, these options were amended to provide for full vesting 9 years from the date of grant, if not vested or terminated at an earlier date. Also included in 1997 grants are options for 22,216 shares at an exercise price of $4.25 per share. These options replaced options for 124,300 shares originally issued in 1990, 1992 and 1993 at exercise prices ranging from $7.75 to $14.50 per share.

The Company also has an Employee Stock Purchase Plan (Purchase Plan), which provides for the purchase of Series A common stock by eligible employees. The Purchase Plan is designed to qualify as a noncompensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 2,425,000 shares of Series A common stock have been reserved for issuance under the Purchase Plan. The price per share of Series A common stock is equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semi-annual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1997, 1996 and 1995, respectively, 240,054, 291,120 and 341,603 shares were issued under the Purchase Plan at prices ranging from $2.34 per share to $4.04 per share.

Statement of Financial Accounting Standards No. 123, which the Company has elected not to adopt, would require the determination of compensation cost for awards under the Option Plan and issuances under the Purchase Plan based on their fair value. If the 1995, 1996 and 1997 awards and issuances had been accounted for in accordance with Statement No. 123, the Company's proforma net income (loss) and basic earnings (loss) per share for the years ended December 31 would approximate the amounts below:

                      ROY F. WESTON, INC. AND SUBSIDIARIES

         (Thousands of dollars,            --------------------------------------------
         except per share amounts)              1997             1996            1995
---------------------------------------------------------------------------------------
         Net income (loss)                 $(11,823)          $(16,834)          $1,369

         Basic earnings (loss) per  share  $  (1.22)          $  (1.76)          $  .14
---------------------------------------------------------------------------------------




The impacts of applying Statement No. 123 in the proforma disclosure are not indicative of future amounts. Statement No. 123 does not apply to awards and issuances prior to 1995, and additional awards and issuances in future years are anticipated.

Fair values used in calculating the proforma disclosures under Statement No. 123 were determined using the Black-Scholes option pricing model. Significant assumptions used and results follow:



                                          -------------------------------------------
                                                1997          1996               1995
-------------------------------------------------------------------------------------

         Risk-free interest rates          6.28% - 6.78%      6.28% - 7.33%      7.75%
         Volatility                          59% - 96%          48% - 59%          63%
         Dividends                         None               None               None
         Fair value                        $2.19 - $3.85      $2.82 - $3.43     $4.09
--------------------------------------------------------------------------------------


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

The Company has elected to freeze benefits under the Retirement Plan effective July 1, 1997, resulting in the recognition of a curtailment gain of $3,899,000 in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the Retirement Plan's funded status and amounts recognized in the Company's financial statements at December 31:


                                                                                 ------------------------------
(Thousands of dollars)                                                                1997                  1996
----------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits:
Accumulated benefit obligation, including vested benefits
of $31,996 in 1997 and $27,970 in 1996                                           $(32,947)              $(28,998)
----------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                      (32,947)               (33,942)
Plan assets at fair value                                                          34,264                 26,209
----------------------------------------------------------------------------------------------------------------
Projected benefit obligation less than
 (in excess of) plan assets                                                          1,317                (7,733)
Unrecognized net obligation at transition being
 recognized over 21 years                                                              --                    357
Unrecognized net loss (gain) from past experience different
 from that assumed                                                                  (474)                  2,513
Unrecognized prior service cost                                                        --                    (93)
----------------------------------------------------------------------------------------------------------------
 Prepaid (accrued) pension cost                                                      $843                $(4,956)
                                                                                 ===============================


Net pension cost for the years ended December 31 includes the following components:

                                                             ---------------------------------------------------
(Thousands of dollars)                                         1997                   1996                  1995
----------------------------------------------------------------------------------------------------------------
Service cost                                                   $979                  $2,352               $1,754
Interest cost on projected obligation                         2,435                  2,421                 1,918
Actual return on plan assets                                 (5,843)                (2,798)               (4,041)
Net amortization and deferral                                 3,352                  1,165                 2,441
----------------------------------------------------------------------------------------------------------------
Net pension cost                                               $923                 $3,140                $2,072
                                                             ===================================================


The projected benefit obligation was determined using an assumed rate of compensation increase of 5% at December 31, 1997 and December 31, 1996 and weighted average discount rates of 7.25% at December 31, 1997 and 7.50% at December 31, 1996. The change in the weighted average discount rate had the effect of increasing the projected benefit obligation by $1,491,000 at December 31, 1997. The expected long-term rate of return on assets was 9.25% at December 31, 1997 and December 31, 1996.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The Company has an Employees' Savings Plan (Savings Plan) which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). Employees are eligible to participate in the Savings Plan at the beginning of the quarter after their date of hire but do not receive the supplement until the quarter after completion of one year of service. The Company has agreed to contribute to the Savings Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $1,951,000, $2,335,000 and $2,453,000 for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, effective July 1, 1997, the Company began making an additional contribution to the Plan. The additional contribution, which aggregated $879,000 in 1997, is made for the benefit of all eligible employees and is not dependent on an employee contribution.

The Company also has nonqualified supplementary retirement plans. The Pension Restoration Plan provides additional retirement benefits to those executives whose compensation exceeds that includable under the Retirement Plan. The Company's Executive Supplemental Benefit Plan provides certain executive officers with supplemental retirement benefits upon their retirement from the Company or preretirement death benefits. The amount of these benefits is based upon years of participation in the plan multiplied by an annual retirement benefit amount, which is determined by the Company. The Company's Supplemental Split Dollar Life Insurance Plan provides certain other officers and key employees with a lump sum retirement benefit, upon retirement from the Company, of $5,000 plus an additional $5,000 for each year of participation in excess of 10 years, or a preretirement death benefit of $200,000. The Company has purchased life insurance contracts on the lives of the participants. The Company owns the contracts and is the beneficiary of contracts on the lives of the Executive Supplemental Benefit Plan participants. The amount of coverage is designed to provide sufficient proceeds to recover the costs of the plan. The cash value of the life insurance contracts, included in other assets in the accompanying consolidated balance sheets, was $5,041,000 and $5,013,000 at December 31, 1997 and 1996, respectively. Premiums for the years ended December 31, 1997, 1996 and 1995 for these plans were $555,000, $646,000 and
$682,000, respectively.

The following table sets forth the supplemental plans' funded status and amounts recognized in the Company's financial statements at December 31:

                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            -------------------
(Thousands of dollars)                                                         1997        1996
-----------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan benefits:
Accumulated benefit obligation, including vested benefits
  of $2,346 in 1997 and $1,661 in 1996                                      $(3,068)    $(2,740)
-----------------------------------------------------------------------------------------------
Projected benefit obligation                                                 (3,068)     (2,932)
Plan assets at fair value                                                        --          --
-----------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                        (3,068)     (2,932)
Unrecognized net obligation at transition being recognized
  over 15 years                                                                  73          91
Unrecognized net loss from past experience different from
  that assumed                                                                  963       1,123
Additional liability                                                         (1,122)     (1,081)
-----------------------------------------------------------------------------------------------
Accrued supplemental pension liability                                      $(3,154)    $(2,799)
                                                                            ===================


Net supplemental pension cost for the years ended December 31 includes the following components:

                                                           --------------------------------------
(Thousands of dollars)                                     1997            1996              1995
-------------------------------------------------------------------------------------------------
Service cost                                               $ 76            $105              $ 77
Interest cost on projected obligation                       220             200               179
Return on plan assets                                        --              --                --
Amortization                                                 85             117                81
-------------------------------------------------------------------------------------------------
Net supplemental pension cost                              $381            $422              $337
                                                           ======================================




In addition, the Company recorded charges of $129,000 and $134,000 in 1997 and 1996, respectively, for vested benefits of former executives in accordance with Statement of Financial Accounting Standards No. 88.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The projected benefit obligation was determined using weighted average discount rates of 7.25% at December 31, 1997 and 7.50% at December 31, 1996. The change in the weighted average discount rate had the effect of increasing the projected benefit obligation by $67,000 at December 31, 1997.

The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1997, 1996 and 1995 for these plans were $3,181,000, $3,363,000 and $3,978,000, respectively.

The Company provides health care benefits to retirees based on the cost of such benefits in the year of retirement. The benefits are funded on a cash basis.

The net periodic cost for postretirement health care benefits for the years ended December 31 includes the following components:

                                                -------------------------------
(Thousands of dollars)                          1997         1996          1995
-------------------------------------------------------------------------------
Service cost                                    $ 51        $  24          $ 51
Interest cost                                     68           54            74
Amortization of transition obligation             74           74            74
Amortization of unrecognized net gain            (79)        (106)          (93)
-------------------------------------------------------------------------------
                                                $114        $  46          $106
                                                ===============================

The amounts recognized in the Company's balance sheets at December 31, were as follows:


                                              --------------------
(Thousands of dollars)                           1997         1996
------------------------------------------------------------------
Accumulated postretirement
benefit obligation:
  Retirees                                    $  (689)     $  (645)
  Active plan participants                       (311)        (131)
------------------------------------------------------------------
                                               (1,000)        (776)

Unrecognized net gain                            (800)     $(1,048)
Unrecognized net obligation                     1,110        1,184
------------------------------------------------------------------
  Accrued postretirement benefit liability    $  (690)     $  (640)
                                              ====================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated postretirement benefit obligation was determined using weighted average discount rates of 7.25% at December 31, 1997 and 7.50% at December 31, 1996. A cost increase of 10% for covered health care benefits was assumed for 1997. The rate was assumed to decrease ratably to 5.5% after 6 years and remain at that level thereafter. The effect of a one percentage point increase in the assumed health care cost trend rate for each future year would increase the aggregate of service cost and interest cost by less than 1% and the accumulated postretirement benefit obligation by approximately 4%.

Note 11 - Contingencies

As collateral for performance on contracts, the Company is contingently liable at December 31, 1997 in the amount of $2,954,000, under standby letters of credit.

A substantial portion of the Company's gross revenues is derived from work involving hazardous materials, toxic wastes, and other pollutants. Such efforts frequently entail significant risks of liability for environmental damage, personal injury, and fines and costs imposed by regulatory agencies. A substantial number of the Company's contracts require indemnification of a client for performance claims, damages or losses unless such injury or damage is solely the result of the client's negligence or willful acts. The Company has been able to insure against most liabilities it may incur in this regard.

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

Performance of a 1993 remediation contract was subject to several delays and in 1994 the contract was partially terminated for convenience by the client. The Company submitted a claim for its costs incurred as a result of the delays and termination. The Company recorded net revenues aggregating approximately $1,800,000 in the year ended December 31, 1995 when negotiation of the claim was completed.

The Company is subject to certain claims and lawsuits in connection with work performed in the ordinary course of its business. In the opinion of management, such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

Note  12 - Income Taxes

The components of the provision (benefit) for income taxes are as follows:

                             -----------------------------------
(Thousands of dollars)          1997          1996          1995
----------------------------------------------------------------
Current
  Federal                    $(1,905)      $(2,061)      $ 2,371
  State                           30            46           204
----------------------------------------------------------------
                              (1,875)       (2,015)        2,575
----------------------------------------------------------------
Deferred
  Federal                        425        (4,729)       (1,533)
  State                           --           599          (191)
----------------------------------------------------------------
                                 425        (4,130)       (1,724)
----------------------------------------------------------------
                             $(1,450)      $(6,145)      $   851
                             ===================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

                                           -------------------------
(Thousands of dollars)                        1997              1996
--------------------------------------------------------------------
Deferred tax assets:
 Uncollectible accounts                    $    --           $   603
 Net operating loss carryforwards            5,331                --
 Other accruals                                702               665
 Pensions                                    1,400             1,957
 Self insurance                              2,202             2,008
 Depreciation                                  423             3,042
 Facility closure                            2,571             2,841
 State tax loss carryforwards                2,156             1,193
 Other                                       1,773               539
--------------------------------------------------------------------
                                           $16,558           $12,848
--------------------------------------------------------------------

Deferred tax liabilities:
 Amortization                              $   (24)          $  (726)
 Retainage                                    (635)             (435)
 Award fees                                   (168)             (140)
 Other                                        (577)             (263)
--------------------------------------------------------------------
                                            (1,404)           (1,564)
Valuation allowance                         (6,925)           (2,532)
--------------------------------------------------------------------
Net deferred income taxes                  $ 8,229           $ 8,752
                                           =========================



At December 31, 1997, the Company has federal net operating loss carryforwards of approximately $15,678,000 principally expiring in 2012. The Company's net deferred tax assets include substantial amounts of net operating loss carryforwards. Failure to achieve forecasted amounts of taxable income in future periods could affect the ultimate realization of net deferred tax assets. A valuation allowance has been established for certain deferred tax assets since, based on the weight of available evidence, it is more likely than not that a portion of these assets will not be realized.

The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:


                                                   -------------------------
                                                    1997       1996     1995
----------------------------------------------------------------------------
Statutory rate                                      34.0%      34.0%    34.0%
Valuation allowance                                (23.3)        --       --
State income taxes, net of federal taxes            (0.2)      (1.9)     0.4
Amortization of goodwill                            (0.2)      (4.2)     2.1
Travel-related meals                                (0.8)      (0.5)     4.9
Other, net                                           1.8       (0.4)    (5.4)
----------------------------------------------------------------------------
Effective tax rate                                  11.3%      27.0%    36.0%
                                                   =========================

                      ROY F. WESTON, INC. AND SUBSIDIARIES


NOTE 13 - MAJOR CUSTOMER INFORMATION

Gross revenues from contracts with the U.S. Government and its agencies amounted to $129,338,000, $145,207,000 and $176,909,000 for the years ended
December 31, 1997, 1996 and 1995, respectively. Included in these totals are revenues of $50,146,000, $55,488,000 and $75,452,000 from contracts with the
U.S. Department of Defense; $47,285,000, $46,285,000 and $60,287,000 from contracts with the U.S. Environmental Protection Agency; and $25,379,000, $35,230,000 and $34,978,000 from contracts with the U.S. Department of Energy.

NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for income taxes were $192,000, $101,000 and $3,402,000 in the years ended December 31, 1997, 1996 and 1995, respectively. The Company received refunds of previously paid income taxes aggregating $3,672,000, $759,000 and $1,106,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

Cash payments for interest were $1,464,000, $1,859,000 and $2,187,000 in the years ended December 31, 1997, 1996 and 1995, respectively.

Capital lease obligations of $128,000, $334,000 and $96,000 were incurred during the years ended December 31, 1997, 1996 and 1995, respectively, when the Company entered into leases for office equipment.

NOTE 15 -  RELATED PARTY TRANSACTIONS

The Company uses the services of a travel agency that is owned by one of its directors. Under an agreement entered into in early 1996, the Company pays the travel agency a monthly fee and receives rebates from the travel agency of the commissions that are earned from providers of transportation and other travel-related services. Net payments to the travel agency included in general and administrative expense in the accompanying consolidated statements of operations in 1997 and 1996 were $280,000 and $286,000, respectively.

Also, in 1997 the Company entered into consulting contracts with several of its directors. Fees charged under these consulting contracts aggregated $349,000 in 1997.

                      ROY F. WESTON, INC. AND SUBSIDIARIES


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Quarterly Financial Data (Unaudited)

Quarterly financial information for 1997 and 1996 is presented in the following tables:




                                                  First
(Thousands of dollars, except per share data)    Quarter
---------------------------------------------------------
1997

Gross revenues                                   $61,480
Net revenues                                     $39,618
Income (loss) from operations                    $   417*
Net income (loss)                                $   396
Basic earnings (loss) per share                  $   .04
---------------------------------------------------------

1996

Gross revenues                                   $67,586
Net revenues                                     $47,089
Income (loss) from operations                    $   (19)
Net income (loss)                                $    17
Basic earnings (loss) per share                  $    --
---------------------------------------------------------

* Includes restructuring credits of $1,071 in the first quarter and $597 in the second quarter relating to proceeds from asset sales exceeding amounts anticipated in recording a 1996 restructuring charge.

**   Includes a pension curtailment gain of $3,899.

*** Includes an impairment charge of $1,245 relating to unamortized financial and project software.

+ Includes an income tax charge of $3,000 to provide for the uncertain realizability of a portion of the Company's deferred tax assets.

++ Includes a restructuring charge of $14,421 consisting principally of a writedown of assets and other expenses associated with a plan to withdraw from the analytical laboratory business, costs to close or reduce the size of certain office facilities, and severance cost for workforce reductions, and an impairment charge of $3,146 to recognize impairment in value of thermal incineration assets and a minority interest in a bioremediation company.

                      ROY F. WESTON, INC. AND SUBSIDIARIES



                                                       Second       Third          Fourth
(Thousands of dollars, except per share data)         Quarter       Quarter        Quarter
-----------------------------------------------------------------------------------------------
1997

Gross revenues                                        $55,777      $ 60,463       $60,383
Net revenues                                          $34,091      $ 36,225       $32,425
Income (loss) from operations                         $(8,100) *   $  1,460**     $(6,993) ***
Net income (loss)                                     $(5,394)     $  1,042       $(7,469) +
Basic earnings (loss) per share                       $  (.56)     $    .11       $  (.76)
------------------------------------------------------------------------------------------------

1996

Gross revenues                                        $66,186      $ 63,482       $66,134
Net revenues                                          $46,250      $ 42,276       $40,915
Income (loss) from operations                        $  (973)     $(22,780) ++   $   591
Net income (loss)                                    $  (670)     $(16,603)      $   601
Basic earnings (loss) per share                      $  (.07)     $  (1.73)      $   .06
------------------------------------------------------------------------------------------------

                      ROY F. WESTON, INC. AND SUBSIDIARIES

BOARD OF DIRECTORS

Tom Harvey (1)
Chairman of the Board, Roy F. Weston, Inc., and
Chief Executive Officer, Global Environment & Technology Foundation

Ambassador Richard L. Armitage (2)
President, Armitage Associates, L.C.

Jesse Brown
President and Chief Executive Officer, Brown and Associates

Magalen O. Bryant (2)
Private Investor

Wayne F. Hosking Jr., Esq.
Government Relations Director, Roy F. Weston, Inc.

Victor E. Millar
Chairman, The Columbus Group

Dominic J. Monetta, D.P.A. (1)
President, Resource Alternatives, Inc.

Katherine W. Swoyer (1), (2)
Vice Chair, Roy F. Weston, Inc., and
President, International Corporate Travel Services, Inc.

Thomas M. Swoyer, Jr.
Client Service Manager, Roy F. Weston, Inc.

A. Frederick Thompson, Ph.D., P.E. (2)
Program Director, Environmental Technology,
National Science Foundation

Roy F. Weston, P.E., DEE (1), (2)
Chairman Emeritus, Roy F. Weston, Inc.


Committees:
(1) Member, Executive Committee
(2) Member, Audit Committee

                      ROY F. WESTON, INC. AND SUBSIDIARIES

SENIOR MANAGEMENT

William L. Robertson
President and Chief Executive Officer

Patrick G. McCann
Chief Operating Officer

William G. Mecaughey, CPA
Vice President, Chief Financial Officer, and Treasurer

Arnold P. Borish, Esq.
Vice President, General Counsel, and Corporate Secretary

John R. Brooks
Vice President and Manager, Construction, Remediation and Redevelopment Group

John D. DiFilippo, P.E.
Vice President and Manager, Southern Division

Raymond J. Griffin
Vice President and Manager, Human Resources

Vincent A. Laino, Jr.
Vice President and Chief Information Officer

Thomas C. Lewis, CPA
Vice President and Manager, Knowledge Systems and
Solutions Group

W. Dennis Moran, P.E.
Vice President, Roy F. Weston, Inc., and President,
Weston International

Edmund B. Pettiss, Jr.
Vice President and Manager, Marketing

Alan Solow, CHP
Vice President and Manager, Federal Sector

John W. Thorsen, P.E.
Vice President and Manager, Northern Division

                      ROY F. WESTON, INC. AND SUBSIDIARIES

OFFICE LOCATIONS

CORPORATE HEADQUARTERS

Roy F. Weston, Inc.
1 Weston Way
West Chester, PA  19380-1499
Phone: (610) 701-3000
Fax: (610) 701-3186
Website: http://www.rfweston.com

OFFICE LOCATIONS

ALABAMA, Auburn
CALIFORNIA, Concord, Sherman Oaks
COLORADO, Denver
CONNECTICUT, Hartford
GEORGIA, Atlanta, Norcross
ILLINOIS, Chicago, Vernon Hills
MARYLAND, Rockville
MASSACHUSETTS, Boston
MICHIGAN, Detroit, Okemos
NEW HAMPSHIRE, Manchester
NEW JERSEY, Edison
NEW MEXICO, Albuquerque
NEW YORK, Carle Place, New York, Valhalla
NORTH CAROLINA, Raleigh
OHIO, Cincinnati
OREGON, Portland
PENNSYLVANIA, Philadelphia, WestChester
TENNESSEE, Oak Ridge
TEXAS, Austin, Houston, San Antonio
WASHINGTON, Seattle
WASHINGTON, DC

PROJECT OFFICES WORLDWIDE

                      ROY F. WESTON, INC. AND SUBSIDIARIES

COMPANY STOCK

The Company's Series A common stock is traded in the NASDAQ National Market System under the symbol "WSTNA." There is no established public trading market for the Company's common stock. The following table sets forth the range of high and low per share sales prices for the Series A common stock as reported by NASDAQ:




                              -------------------
                               High          Low
-------------------------------------------------
     1997

     First Quarter            $4.38         $3.50
     Second Quarter           $3.88         $2.13
     Third Quarter            $6.38         $2.50
     Fourth Quarter           $5.38         $3.75
-------------------------------------------------

     1996

     First Quarter            $5.50         $4.00
     Second Quarter           $5.50         $4.50
     Third Quarter            $4.88         $3.75
     Fourth Quarter           $4.38         $3.25
-------------------------------------------------



At December 31, 1997, there were 2,434 holders of record of Series A common stock and 24 holders of common stock. The Company has not paid any cash dividends since 1978. The Board of Directors intends to retain earnings for the foreseeable future for the expansion of the Company's business.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

STOCKHOLDER INFORMATION

Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, New York  10005-2392

Certified Public Accountants
Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania  19103-2962


Annual Meeting
The annual meeting of stockholders will be held on Monday, May 18, 1998, 11:00 a.m., at WESTON headquarters:

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

     William G. Mecaughey, CPA
     Chief Financial Officer and Treasurer
     Roy F. WESTON, Inc.
     1 WESTON Way
     West Chester, Pennsylvania  19380-1499
     Telephone: (610) 701-4556