Form 10-K405, Exhibit 13
period 1998-12-31
WESTON ROY F INC
filed 1999-03-30
CIK 106473

                                                                      Exhibit 13

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                    MANAGEMENT DISCUSSION AND ANALYSIS [LOGO]

The following table sets forth for the years indicated the percentage of net revenues represented by certain elements of the Company's consolidated statements of operations. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                              For the years ended December 31
                                              ----------------------------------
                                                 1998      1997       1996
--------------------------------------------------------------------------------
Net revenues                                    100.0%    100.0%     100.0%
--------------------------------------------------------------------------------
Expenses
   Direct salaries and other operating costs     86.5%     94.5%      87.9%
   General and administrative expenses           12.7%     17.8%      15.2%
   Pension curtailment gain                        --      (2.7)%       --
   Restructuring charges (credits)                 --      (1.2)%      8.2%
   Impairment of long-lived assets                 --       0.9%       1.8%
--------------------------------------------------------------------------------
Income (loss) from operations                     0.8%     (9.3)%    (13.1)%
Other income (expense)                            0.2%      0.3%       0.2%
--------------------------------------------------------------------------------
Income (loss) before income taxes                 1.0%     (9.0)%    (12.9)%
Income taxes                                      0.4%     (1.0)%     (3.5)%
--------------------------------------------------------------------------------
Net income (loss)                                 0.6%     (8.0)%     (9.4)%

The Company incurs a substantial amount of direct project costs, which are passed through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 42%, 40% and 33% of gross revenues in 1998, 1997 and 1996, respectively. The increases in 1998 and 1997 are primarily due to greater subcontracting of laboratory analysis beginning in May 1997 as a result of divestiture of the Company's analytical laboratories.

RESULTS OF OPERATIONS

1998 Compared to 1997

Net revenues decreased 1% to $140,386,000 from $142,359,000 in 1997. The Company had no net revenues from its analytical laboratory operations in 1998 as it completed the sale of these operations in May 1997. Analytical laboratory operations provided $5,624,000 of net revenues in 1997. Dedicated site federal program net revenues decreased $2,215,000 due to lower margins on one project and a 3% decrease in total direct labor. One of the Company's dedicated site federal programs, which provided $6,619,000 of the Company's 1998 net revenues, is being rebid in 1999. Net revenues for the Company's other operations increased $6,137,000 due to both higher utilization of direct labor and increased multipliers. The increased direct labor was primarily due to additional projects obtained through enhanced selling efforts.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                       MANAGEMENT DISCUSSION AND ANALYSIS

The Company had income from operations of $1,145,000 in 1998 compared to a loss from operations of $13,216,000 in 1997. The 1998 results included a $1,000,000 reduction in the Company's estimated insurance claim liability and $800,000 of net revenues for work performed on a contract in prior years, resulting from a settlement of that contract. The 1997 loss was reduced by a gain of $3,899,000 from curtailment of the Company's defined benefit pension plan and by restructuring credits of $1,668,000 resulting from the sales of the net assets of two subsidiaries. Included in the 1997 loss were charges of $1,245,000 for the writedown of financial and project software costs, approximately $3,400,000 related to reductions in the Company's workforce, changes in senior management, and election of new directors in May, 1997, and approximately $1,000,000 for excess office lease space.

Margins were significantly improved in 1998 as the Company realized the benefit of staff and cost reductions initiated in the second half of 1997. Operations personnel utilization was up nearly two full percentage points in 1998.

General and administrative expenses declined $7,545,000, or 30%, in 1998, decreasing to 12.7% of net revenues from 17.8% in 1997. Expenditures in 1997 included approximately $2,500,000 for reductions in the Company's administrative workforce and changes to its Board of Directors and senior management. The workforce reductions resulted in substantially lower administrative salaries and expenses in 1998. In addition, expenses for the Company's computer systems were much lower in 1998 due to the 1997 writedown of financial and project software costs. The Company is developing replacement systems which are currently expected to be placed in service in early 1999.

The Company had an effective income tax rate of 40% in 1998 compared to an effective income tax benefit rate of 11% in 1997. The 1997 rate included an income tax charge of $3,000,000 to provide for the uncertain realizability of a portion of the Company's deferred tax assets. The charge increased the Company's 1997 basic net loss per share by $.31, or 26% of its 1997 basic net loss per share.

The Company had other income of $285,000 in 1998 compared to $341,000 in 1997. Interest and dividend income decreased $356,000 in 1998 primarily due to significantly lower average amounts invested. This decrease was partially offset by a 1998 increase of $174,000 in gains on sales of investments. In addition, the Company realized gains of $157,000 and $21,000 on redemptions of $3,971,000 and $186,000 of its 7% Convertible Subordinated Debentures in 1998 and 1997, respectively. Interest expense decreased $252,000 from 1997 due primarily to the repurchase of 7% Convertible Subordinated Debentures and the repayment of a five-year term loan.

1997 Compared To 1996

Net revenues decreased 19% to $142,359,000 from $176,530,000 in 1996. Consulting net revenues were impacted by reduced levels of available business. Non-dedicated-site federal government projects and industrial projects accounted for 52% and 33%, respectively, of the decline in net revenues. Net revenues from analytical services declined $13,100,000 as the Company completed the sale of its analytical laboratory assets in May 1997. Construction and remediation project net revenues were lower in 1997 due primarily to the lack of an active thermal incineration project.

The Company had losses from operations of $13,216,000 in 1997 and $23,181,000 in 1996. The 1997 loss was reduced by a gain of $3,899,000 from curtailment of the Company's defined benefit pension plan and by restructuring credits of $1,668,000 resulting from the sales of the net assets of two subsidiaries. Included in the 1997 loss were charges of $1,245,000 for the writedown of financial and project software costs,

                      ROY F. WESTON, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

approximately $3,400,000 related to reductions in the Company's workforce, changes in senior management, and election of new directors in May 1997, and approximately $1,000,000 for excess office lease space. The 1996 loss included restructuring charges of $14,421,000 consisting principally of asset writedowns and other expenses associated with a plan to withdraw from the analytical laboratory business, costs to close or reduce the size of certain office facilities and severance costs associated with workforce reductions. Also, 1996 included a charge of $3,146,000 to recognize the impairment in value of transportable thermal treatment systems and a minority interest in a bioremediation company.

Margins were lower in 1997 as staff and cost reductions could not fully offset revenue declines in both consulting and construction and remediation activities. Operations personnel utilization was slightly higher for the full year 1997 than in 1996, reflecting improvement in the second half of the year. Margins were lower in 1997 than in 1996, reflecting the continuing impacts of significant competition, heightened by industry consolidation and the impact of cost overruns on certain construction and remediation projects.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased $6,774,000 in 1998 to $3,993,000 from $10,767,000 at December 31, 1997. Marketable securities decreased $2,621,000 in 1998 to $1,547,000 from $4,168,000 at December 31, 1997.

Operating activities used cash of $4,167,000 in 1998 and provided cash of $2,275,000 in 1997. The total of accounts receivable and work in process, net of advance billings, increased $9,639,000 in 1998, due primarily to increased gross revenues in the fourth quarter of 1998 and significant billing delays arising from contract modification issues on one large federal construction project. The Company expects the contract issues to be resolved in 1999, resulting in collection of the related unbilled receivables. However, in the event of an unfavorable resolution, the Company would sustain a significant loss and an impairment to its cash flow. In addition, the Company had net repayments of $2,898,000 and $2,411,000 of its short-term and long-term debt in 1998 and 1997, respectively.

Net cash investments in property and equipment and other assets were $3,180,000 in 1998 and $2,780,000 in 1997. Investments in 1998 and 1997 consisted primarily of computers and other

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                       MANAGEMENT DISCUSSION AND ANALYSIS

equipment. The Company plans to invest approximately $3,000,000 to $4,500,000 in capital expenditures in 1999. The Company's capital expenditures are generally financed through operating cash flow, but some borrowing may be required in 1999.

The Company is required to make annual redemptions of 10% of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000 by April 15 of each year. Repurchases of $1,398,000 need to be made to satisfy the 1999 requirement.

The Company has an $18,000,000 revolving credit facility with a bank to provide cash borrowings and letters of credit. The facility is collateralized by liens on substantially all of the Company's tangible and intangible assets, excluding real estate. The facility expires on June 5, 2000 with a one-year renewal option and is available for working capital and general corporate purposes, including permitted acquisitions. Cash borrowings bear interest at 1% over the prime interest rate or, at the Company's option, other variable rates. Cash borrowings for purposes other than acquisitions are limited to 125% of cash and marketable securities pledged by the Company. The agreement requires the Company to maintain minimum levels of cash and marketable securities, tangible net worth and certain financial ratios and restricts dividend payments, certain expenditures and debt outside the agreement. At December 31, 1998, the Company had $1,900,000 of outstanding cash borrowings under the facility and had outstanding letters of credit aggregating $2,592,000.

The Company received $235,000 in 1998 and $583,000 in 1997 from shares of Series A common stock issued through its Employee Stock Purchase Plan. Substantially all of the shares reserved for issuance under this plan have been distributed as of July 1, 1998 and the plan has terminated in accordance with its terms.

YEAR 2000 ISSUES

Year 2000 Readiness Disclosure

Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year and may be unable to accurately process data and transactions on and after January 1, 2000 (Y2K Issues). As a result, there are risks of miscalculations or system failures, which could cause disruptions of business operations.

The Company is in the process of implementing a readiness program with the objective of having all significant exposures under its direct control functioning properly with respect to Y2K Issues before January 1, 2000. The Company expects that its readiness program will achieve this objective and that the costs of Y2K readiness will not have a material effect on the Company's results of operations or financial condition.

The Y2K readiness program is organized into functional areas including business systems; computer hardware infrastructure; office facilities and equipment; legal and insurance matters; and communications with clients and vendors. The Company has formed a Y2K Readiness team, which is addressing the following:

      o     Inventorying Y2K Issues;

      o     Assigning priorities to identified Y2K Issues;

      o     Assessing Y2K compliance of material items;

      o     Repair or replacement of any items found to be non-compliant;

      o     Testing of repaired or replaced items;

      o Design and implementation of contingency and business continuation plans.

The Company has substantially completed its inventory of Y2K Issues and has assigned priorities

                      ROY F. WESTON, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

to the identified Issues. The assessment of compliance is more than 80% complete and the process of repair and replacement of non-compliant systems is underway and is expected to be completed by August 1999. In addition, the Company is in the process of identifying and contacting service providers, suppliers and clients whose activities are believed to be critical to business operations to determine their compliance with Y2K Issues.

The Company has begun the process of developing contingency plans intended to mitigate possible disruptions in business that may result from Y2K Issues. These plans will address special payment considerations from clients, alternate suppliers and alternate methods of processing business transactions. The contingency plans are expected to be completed by November 30, 1999.

As part of the Company's ongoing plan to reduce overhead costs, the Company is in the process of installing new business systems, which are designed to more efficiently manage the Company's operations. The new systems are expected to be fully operational during 1999, and the vendor of these systems has warranted that they are Y2K compliant. The cost of implementation of the new business systems is expected to be $4,250,000 to $5,250,000 of which approximately $2,200,000 was expended as of December 31, 1998.

In addition to the cost of implementation of the new business systems, the Company currently estimates that the cost of identifying, evaluating and correcting Y2K Issues will be $500,000 to $1,000,000. Expenditures as of December 31, 1998 were approximately $100,000. The costs of replacing systems, including hardware and software packages, will be capitalized and amortized over their useful lives, while all other costs will be expensed as incurred.

The Company's Y2K readiness program is an ongoing process and the estimates of costs and completion dates, as well as the Company's expectations, described above are subject to uncertainties. For example, the total costs which the Company will incur in connection with Y2K Issues will be influenced by the Company's ability to successfully complete its Y2K readiness program, including identification of issues, the nature and amount of programming required to fix affected programs, the related labor and/or consulting costs for such remediation and the ability of third parties with whom the Company has business relationships to successfully address their own Y2K Issues. The failure of the Company to successfully identify and fix all Y2K Issues in critical operations, or the failure of critical customers or critical systems vendors to continue operations due to their Y2K Issues, could have a material adverse effect on the Company's results of operations and financial condition.

OTHER

The Company had net contract backlog of $61,000,000 and $65,300,000 on December 31, 1998 and 1997, respectively. In addition to backlog, the Company can generate additional revenues from open order contracts and activities related to emergency responses, which are excluded from contract backlog until approved and funded. Contracts are subject to cancellation by the client, changes in the scope of work, and delays in project startup. The maintenance of adequate contract backlog is dependent on continued generation of new contract bookings. In 1998, new contract bookings were $145,000,000, a 2% increase from 1997. New contract bookings had declined in each of the previous four years.

Management believes that inflationary increases in its operating costs and expenses can generally be

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                       MANAGEMENT DISCUSSION AND ANALYSIS

absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.

FORWARD LOOKING STATEMENTS

From time to time, the Company, its management or other company representatives may make or publish statements that contain projections, beliefs, expectations, predictions or intentions relating to anticipated financial performance, business prospects, potential contract value, business strategy and plans, technological developments and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for these forward looking statements. In order to comply with the terms of the safe harbor, the Company notes that a number of risk factors and uncertainties could cause the Company's actual results, experience or outcome to differ materially from projections, beliefs, expectations, predictions or intentions expressed in forward looking statements. These risks and uncertainties, which may affect the operations, performance, development and results of the Company's business, include, but are not limited to, the following (as well as those identified elsewhere in this report):

      o     The highly competitive marketplace in which the Company operates.

      o Changes in and levels of enforcement of federal, state, and local environmental legislation and regulations.

      o The Company's ability to obtain new contracts from existing as well as new clients, and the uncertain timing of awards and contracts.

      o The Company's ability to execute new projects and those in backlog within reasonable cost estimates, as well as other contract performance risks.

      o Funding appropriation, funding delay, and the issuance of work orders on government projects.

      o The Company's ability to achieve any planned overhead or other cost reductions while maintaining adequate work flow.

      o The Company's ability to successfully implement its readiness program for Y2K Issues.

      o The Company's ability to obtain adequate financing for its current operations and future expansion, including adequate financing for the Company's acquisition strategy.

      o The Company's ability to execute its strategic plan through successful marketing activities and continued cost containment.

      o The nature of the Company's work with hazardous materials, toxic wastes and other pollutants, and the potential for uninsured claims or claims in excess of insurance limits, including professional liability and pollution claims.

      o The Company's ability to conclude and implement acquisitions of other businesses consistent with the Company's acquisition strategy.

      o     The Company's ability to retain key personnel.

The Company disclaims any intent or obligation to update forward looking statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                                  SELECTED FINANCIAL DATA [LOGO]

                                                                          For the years ended December 31
                                             ------------------------------------------------------------
(Thousands of dollars,                          1998        1997         1996          1995        1994
except per share amounts)
---------------------------------------------------------------------------------------------------------
Gross revenues                               $ 241,192   $ 238,103    $ 263,388     $ 309,858   $ 290,081
Net revenues                                 $ 140,386   $ 142,359    $ 176,530     $ 206,273   $ 200,304
Income (loss) from operations                $   1,145   $ (13,216)   $ (23,181)*   $   2,623   $    (730)
Net income (loss)                            $     858   $ (11,425)   $ (16,655)    $   1,514   $  (1,103)
Basic earnings (loss) per share              $     .09   $   (1.18)   $   (1.74)    $     .16   $    (.12)

* Includes restructuring and impairment charges aggregating $17,567.

At December 31
---------------------------------------------------------------------------------------------------------
Working capital                              $  44,854   $  46,239    $  58,956     $  67,875   $  74,352
Total assets                                 $ 121,356   $ 125,248    $ 141,472     $ 163,406   $ 156,730
Short-term debt                              $   3,600   $   2,914    $   2,159     $   2,261   $   2,431
Long-term debt (less current portion)        $  12,997   $  15,884    $  18,922     $  24,673   $  29,843
Stockholders' equity                         $  56,324   $  55,367    $  66,090     $  82,901   $  80,892
---------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders

Roy F. Weston, Inc.

We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 4, 1999

                      ROY F. WESTON, INC. AND SUBSIDIARIES

[LOGO] FINANCIAL STATEMENTS
       CONSOLIDATED BALANCE SHEETS

                                                                         December 31
                                                                     -------------------
(Thousands of dollars)                                                   1998       1997
ASSETS
----------------------------------------------------------------------------------------
Current Assets

Cash and cash equivalents                                            $  3,993   $ 10,767
Marketable securities                                                   1,547      4,168
Accounts receivable, trade, net of allowance for doubtful accounts     60,476     54,497
Unbilled costs and estimated earnings on contracts in process          20,540     20,920
Prepaid and refundable income taxes                                        --      1,000
Deferred income taxes                                                   2,470      3,104
Other                                                                   4,376      2,643

----------------------------------------------------------------------------------------
   Total current assets                                                93,402     97,099
----------------------------------------------------------------------------------------

Property and Equipment

Land                                                                      215        215
Buildings and improvements                                             11,500     11,625
Furniture and equipment                                                30,544     38,803
Leasehold improvements                                                  1,787      2,849
Construction in progress                                                   --          8

----------------------------------------------------------------------------------------
   Total property and equipment                                        44,046     53,500
   Less accumulated depreciation and amortization                      34,852     43,248
----------------------------------------------------------------------------------------
   Property and equipment, net                                          9,194     10,252
----------------------------------------------------------------------------------------

Other Assets

Goodwill, net of accumulated amortization of $4,138 in 1998
   and $4,076 in 1997                                                   1,816      1,878
Deferred income taxes                                                   5,528      5,125
Other                                                                  11,416     10,894
----------------------------------------------------------------------------------------
   Total other assets                                                  18,760     17,897
----------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $121,356   $125,248
                                                                     ===================

See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                           December 31
                                                                       -------------------
(Thousands of dollars)                                                     1998       1997
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------
Current Liabilities

Borrowings under line of credit                                        $  1,900   $     --
Current maturities of long-term debt                                      1,700      2,914
Accounts payable and accrued expenses                                    17,579     13,879
Billings on contracts in process in excess of costs and
   estimated earnings                                                    10,939     14,275
Employee compensation, benefits and payroll taxes                         8,445      8,721
Income taxes payable                                                        202         59
Other                                                                     7,783     11,012
------------------------------------------------------------------------------------------
   Total current liabilities                                             48,548     50,860
------------------------------------------------------------------------------------------
Long-Term Debt                                                           12,997     15,884
------------------------------------------------------------------------------------------
Other Liabilities                                                         3,487      3,137
------------------------------------------------------------------------------------------
Contingencies
------------------------------------------------------------------------------------------
Stockholders' Equity

Common stock, $.10 par value, 10,500,000 shares authorized;
   3,170,294 shares issued in 1998; 3,170,494 shares issued in 1997         317        317

Series A common stock, $.10 par value, 20,500,000 shares authorized;
   8,650,778 shares issued in 1998; 8,581,821 shares issued in 1997         865        858
Unrealized gain on investments                                              597        733
Additional paid-in capital                                               55,928     55,700
Retained earnings                                                         3,707      2,849
------------------------------------------------------------------------------------------
                                                                         61,414     60,457

Less treasury stock at cost, 1,081,275 Common shares in 1998
   and 1997; 792,805 Series A common shares in 1998 and 1997              5,090      5,090
------------------------------------------------------------------------------------------
   Total stockholders' equity                                            56,324     55,367
------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $121,356   $125,248
                                                                       ===================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         For the years ended December 31
                                                   -----------------------------------------
(Thousands of dollars, except per share amounts)          1998           1997           1996
--------------------------------------------------------------------------------------------
Gross revenues                                     $   241,192    $   238,103    $   263,388
Direct project costs                                   100,806         95,744         86,858
--------------------------------------------------------------------------------------------
Net revenues                                           140,386        142,359        176,530
--------------------------------------------------------------------------------------------
Expenses
   Direct salaries and other operating costs           121,441        134,552        155,203
   General and administrative expenses                  17,800         25,345         26,941
   Pension curtailment gain                                 --         (3,899)            --
   Restructuring charges (credits)                          --         (1,668)        14,421
   Impairment of long-lived assets                          --          1,245          3,146
--------------------------------------------------------------------------------------------
                                                       139,241        155,575        199,711
--------------------------------------------------------------------------------------------
      Income (loss) from operations                      1,145        (13,216)       (23,181)
--------------------------------------------------------------------------------------------
Other income (expense)
   Investment income                                     1,662          1,844          1,965
   Interest expense                                     (1,371)        (1,623)        (1,951)
   Other                                                    (6)           120            367
--------------------------------------------------------------------------------------------
                                                           285            341            381
--------------------------------------------------------------------------------------------

Income (loss) before income taxes                        1,430        (12,875)       (22,800)
Provision (benefit) for income taxes                       572         (1,450)        (6,145)
--------------------------------------------------------------------------------------------

Net income (loss)                                  $       858    $   (11,425)   $   (16,655)
                                                   =========================================
Basic earnings (loss) per share                    $       .09    $     (1.18)   $     (1.74)
                                                   =========================================

Weighted average shares outstanding - basic          9,914,379      9,712,752      9,562,945
                                                   =========================================
Diluted earnings (loss) per share                  $       .09    $     (1.18)   $     (1.74)
                                                   =========================================

Weighted average shares outstanding - diluted        9,936,379      9,712,752      9,562,945
                                                   =========================================

See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the years ended December 31
                                                             --------------------------------
(Thousands of dollars)                                           1998        1997        1996
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
---------------------------------------------------------------------------------------------
Net income (loss)                                            $    858    $(11,425)   $(16,655)

Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
      Depreciation and amortization                             3,770       5,396       7,833
      Provision for losses on accounts receivable                 704         511         291
      Pension curtailment gain                                     --      (3,899)         --
      Restructuring charges                                        --          --      14,421
      Impairment of long-lived assets                              --       1,245       3,146
      Other                                                      (438)       (174)     (1,040)

Change in assets and liabilities:
   Accounts receivable, trade                                  (6,683)     10,472      12,803
   Unbilled costs and estimated earnings on contracts
      in process                                                  380      (2,769)       (216)
   Other current assets                                        (1,733)        (60)        164
   Accounts payable and accrued expenses                        3,700       2,010         (36)
   Billings on contracts in process in excess of costs
       and estimated earnings                                  (3,336)      2,042      (3,113)
   Employee compensation, benefits and payroll taxes             (276)     (4,605)      1,488
   Income taxes                                                 1,143       1,558      (1,338)
   Deferred income taxes                                          301         424      (4,130)
   Other current liabilities                                   (2,793)     (1,927)     (2,166)
   Other assets and liabilities                                   236       3,476      (1,823)
---------------------------------------------------------------------------------------------
      Net cash provided by (used for) operating activities     (4,167)      2,275       9,629
---------------------------------------------------------------------------------------------
Cash Flows from Investing Activities

   Proceeds from sale of investments                            9,912      15,381      21,663
   Payments for purchase of investments                        (6,676)    (12,075)    (24,539)
   Purchase of property and equipment                          (2,036)     (2,670)     (3,052)
   Investments in other assets                                 (1,144)       (110)       (388)
---------------------------------------------------------------------------------------------
      Net cash provided by (used for) investing activities         56         526      (6,316)
---------------------------------------------------------------------------------------------
Cash Flows from Financing Activities

   Borrowings under line of credit                              1,900          --          --
   Principal payments under long-term debt                     (4,798)     (2,411)     (6,187)
   Proceeds from issuance of Series A common stock                235         583         971
   Purchase of Series A common treasury stock                      --         (84)     (1,199)
---------------------------------------------------------------------------------------------
      Net cash used for financing activities                   (2,663)     (1,912)     (6,415)
---------------------------------------------------------------------------------------------
      Net increase (decrease) in cash and cash equivalents     (6,774)        889      (3,102)
---------------------------------------------------------------------------------------------
Cash and Cash Equivalents

   Beginning of year                                           10,767       9,878      12,980
---------------------------------------------------------------------------------------------
   End of year                                               $  3,993    $ 10,767    $  9,878
                                                             ================================

See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          Series A
                                     Common Stock       Common Stock   Unrealized Gain
                                   ----------------    ---------------    (Loss on)
(Thousands of dollars and shares)  Shares    Amount    Shares   Amount   Investments
--------------------------------------------------------------------------------------
At January 1, 1996                  3,193    $  319     8,028   $  803     $  514
   Shares issued under employee
      stock purchase plan              --        --       291       29         --
   Purchase of treasury stock          --        --        --       --         --
   Other                               --        --        --       --         27
   Net loss                            --        --        --       --         --
--------------------------------------------------------------------------------------

At December 31, 1996                3,193       319     8,319      832        541
   Shares issued under employee
      stock purchase plan              --        --       240       24         --
   Purchase of treasury stock          --        --        --       --         --
   Other                              (23)       (2)       23        2        192
   Net loss                            --        --        --       --         --
--------------------------------------------------------------------------------------

At December 31, 1997                3,170       317     8,582      858        733
   Shares issued under employee
      stock purchase plan              --        --        69        7         --
   Other                               --        --        --       --       (136)
   Net income                          --        --        --       --         --
--------------------------------------------------------------------------------------
At December 31, 1998                3,170    $  317     8,651   $  865     $  597
                                    ==================================================

See notes to consolidated financial statements.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                        Treasury Stock
                             -------------------------------------
Additional
  Paid-in     Retained       Common       Series A
  Capital     Earnings       Shares     Common Shares      Amount       Total
--------------------------------------------------------------------------------
 $ 54,143     $ 30,929       (1,081)        (513)        $ (3,807)    $ 82,901

      942           --           --           --               --          971
       --           --           --         (257)          (1,199)      (1,199)
       45           --           --           --               --           72
       --      (16,655)          --           --               --      (16,655)
--------------------------------------------------------------------------------

   55,130       14,274       (1,081)        (770)          (5,006)      66,090

      559           --           --           --               --          583
       --           --           --          (23)             (84)         (84)
       11           --           --           --               --          203
       --      (11,425)          --           --               --      (11,425)
--------------------------------------------------------------------------------

   55,700        2,849       (1,081)        (793)          (5,090)      55,367

      228           --           --           --               --          235
       --           --           --           --               --         (136)
       --          858           --           --               --          858
--------------------------------------------------------------------------------
 $ 55,928     $  3,707       (1,081)        (793)        $ (5,090)    $ 56,324
================================================================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

[LOGO] FOOTNOTES

Note 1 - Nature of Operations

The Company provides services to industry, the federal government, and public works and local government markets. Services provided include infrastructure redevelopment, federal program management, and knowledge systems and solutions. The Company's services are provided primarily in the United States, although services in foreign nations are performed.

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

Long-Lived Asset Impairment

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred, the loss is recognized in the consolidated statement of operations.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

Income Taxes

The Company provides deferred income taxes on all temporary differences between the tax and financial reporting bases of its assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets to the amount that is expected to more likely than not be realized.

Contract Revenue Recognition

The Company provides professional engineering, consulting and other services under cost-plus-fee, time and materials, and fixed-price contracts. Revenues from contracts are recorded on the percentage-of-completion method of accounting, determined by relating contract costs incurred to date to total estimated contract costs at completion. Estimated award fees on certain long-term federal contracts are included in revenues at the time the amounts can be reasonably determined. Revenues associated with U.S. Government indirect rates are adjusted when variances are determined on at least an annual basis. Provisions for estimated contract losses are recorded when identified.

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

Note 3 - Restructuring and Impairment Charges

During the third quarter of 1996, the Company adopted plans to withdraw from the analytical laboratory business, close or reduce the size of certain office facilities, and reduce the size of its workforce. The Company recorded restructuring charges aggregating $14,421,000, consisting principally of writedown of assets, severance costs for terminated employees, costs of idle facilities, and estimated loss on disposal of the analytical laboratory business. At December 31, 1998 and 1997, respectively, the Company had accruals aggregating $593,000 and $1,433,000, respectively, included as other current liabilities in the accompanying consolidated balance sheets, for costs, principally lease payments, to be incurred in future periods as a result of the restructuring.

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

FOOTNOTES

Note 4 - Investments

The Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

Investments in debt and equity securities at December 31 consisted of the following:

                                                       =========================
(Thousands of dollars)                                    1998             1997
--------------------------------------------------------------------------------
Fair Value:
   Current                                             $ 1,547          $ 4,168
   Noncurrent                                            3,853            4,344
--------------------------------------------------------------------------------
                                                         5,400            8,512

Gross unrealized holding gains                            (950)          (1,130)
Gross unrealized holding losses                             45               19
--------------------------------------------------------------------------------
Cost basis of investments                              $ 4,495          $ 7,401
                                                       =========================

Investment activity for the years ended December 31 was as follows:

                                               =================================
(Thousands of dollars)                             1998        1997        1996
--------------------------------------------------------------------------------
Proceeds from sale of investments              $  9,912    $ 15,381    $ 21,663
--------------------------------------------------------------------------------
Gross realized gains                           $    461    $    270    $    294
--------------------------------------------------------------------------------
Gross realized losses                          $     --    $     --    $    (15)
--------------------------------------------------------------------------------

Change in unrealized holding gain              $   (206)   $    291    $     41

Deferred income taxes                                70         (99)        (14)
--------------------------------------------------------------------------------

Net change in unrealized holding gain          $   (136)   $    192    $     27
                                               =================================

Realized gains and losses are determined on a specific identification basis and included in investment income in the accompanying consolidated statements of operations.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

Note 5 - Accounts Receivable and Unbilled Costs and Estimated Earnings

Trade accounts receivable at December 31 consisted of the following:

                                                          ======================
(Thousands of dollars)                                       1998           1997
--------------------------------------------------------------------------------
Industrial clients                                        $16,003        $15,185
State and municipal governments                            13,913         12,304
U.S. Government agencies                                   31,674         28,393
Retentions                                                    768            365
--------------------------------------------------------------------------------
                                                           62,358         56,247
Less allowance for doubtful accounts                        1,882          1,750
--------------------------------------------------------------------------------
                                                          $60,476        $54,497
                                                          ======================

Unbilled costs and estimated earnings consisted of the following:

                                                          ======================
(Thousands of dollars)                                       1998           1997
--------------------------------------------------------------------------------
Industrial clients                                        $ 2,564        $ 5,447
State and municipal governments                             6,751          5,260
U.S. Government agencies                                   10,952          9,695
Retentions                                                    273            518
--------------------------------------------------------------------------------
                                                          $20,540        $20,920
                                                          ======================

The Company does not believe there is any undue credit risk in connection with realization of its accounts receivable.

Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts, completion of federal government indirect rate audits, final approval of design plans for engineering services, and completion of construction on certain projects. Billed and unbilled retentions of $1,041,000 at December 31, 1998 include $534,000 which is expected to be collected during 2000 and thereafter.

Note 6 - Line of Credit Agreement

The Company has an $18,000,000 revolving credit facility with a bank to provide cash borrowings and letters of credit that expires on June 5, 2000. The facility is collateralized by liens on substantially all of the Company's tangible and intangible assets, excluding real estate. The facility is for a two-year period with a one-year renewal option and is available for working capital and other general corporate purposes, including permitted acquisitions.

Under the terms of the agreement, cash borrowings bear interest at 1% over the prime interest rate or, at

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

the Company's option, other variable rates. Cash borrowings for purposes other than acquisitions are limited to 125% of cash and marketable securities pledged by the Company. The Company is subject to a 3/8% annual charge on the unused portion of the facility. The agreement requires the Company to maintain minimum levels of cash and marketable securities, tangible net worth and certain financial ratios and restricts dividend payments, certain expenditures and debt outside the agreement.

The Company had $1,900,000 of outstanding cash borrowings under the facility at December 31, 1998 and had outstanding letters of credit aggregating $2,592,000.

Note 7 - Long-Term Debt

Long-term debt at December 31 consisted of the following:

                                                               =================
(Thousands of dollars)                                            1998      1997
--------------------------------------------------------------------------------
7% Convertible Subordinated Debentures due April 15, 2002      $13,958   $17,929

Bank term loan, payable in quarterly installments of
    $500,000 plus interest at 5.85% through January 1, 1998         --       500

Capitalized lease obligations                                      739       369
--------------------------------------------------------------------------------
      Total debt                                                14,697    18,798
      Less current maturities                                    1,700     2,914
--------------------------------------------------------------------------------
                                                               $12,997   $15,884
                                                               =================

The 7% Convertible Subordinated Debentures (the Debentures) are due April 15, 2002 and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option to redeem the Debentures at a redemption price of 100%.

The Company is required to redeem annually 10% of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1998, 1997 and 1996, the Company repurchased $3,971,000, $186,000 and $3,715,000 principal amount of Debentures, respectively, thus satisfying redemption requirements through 1998 and a portion of the 1999 redemption requirement. Debentures aggregating $1,398,000 need to be repurchased by April 15, 1999. The gains on redemption of $157,000, $21,000 and $273,000 in 1998, 1997 and 1996,
respectively, have been included in other income in the consolidated statements of operations. The Debentures are uncollateralized and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

The Debenture Indenture limits the amount of dividends the Company may declare and limits the funds the Company and its subsidiaries may use to

                      ROY F. WESTON, INC. AND SUBSIDIARIES

purchase, redeem or retire the Company's capital stock. The Indenture also provides that the Company must maintain a minimum tangible net worth or offer to purchase 10% of the principal amount of the Debentures issued at their principal amount plus accrued interest.

The fair value of the Debentures based on quoted market price at December 31, 1998 and 1997 was $12,946,000 and $16,226,000, respectively.

Maturities of long-term debt are as follows:

Years Ending December 31 (Thousands of dollars)

      1999                                                            $    1,700
      2000                                                                 3,436
      2001                                                                 3,250
      2002                                                                 6,300
      2003                                                                    11
--------------------------------------------------------------------------------
                                                                      $   14,697
                                                                      ==========

Note 8 - Leases

The Company leases certain office facilities and equipment under operating leases. These leases generally provide for renewal options, and the office leases include escalation clauses based on increases in real estate taxes and operating expenses. For certain office facilities, the Company obtains reimbursements for rental expense under long-term U.S. Government projects.

Minimum annual lease commitments under noncancelable leases principally for office facilities are as follows:

Years ending December 31 (Thousands of dollars)

      1999                                                            $    3,369
      2000                                                                 2,675
      2001                                                                 2,019
      2002                                                                 1,418
      2003                                                                 1,614
      Thereafter                                                          13,637
--------------------------------------------------------------------------------
                                                                      $   24,732
                                                                      ==========

The following is a summary of rental expense for the years ended December 31:

                                         =======================================
(Thousands of dollars)                       1998           1997           1996
--------------------------------------------------------------------------------
Gross rental expense                     $ 12,210       $ 15,068       $ 18,331
Reimbursed as
   direct project expenses                 (7,497)        (6,897)        (6,585)
--------------------------------------------------------------------------------
Net rental expense                       $  4,713       $  8,171       $ 11,746
                                         =======================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

Note 9 - Common Stock

The Company's Common stock and Series A common stock are equivalent except that each share of Common stock has one vote per share and each share of Series A common stock has one-tenth of one vote per share.

The Company has a Stock-Based Incentive Compensation Plan (Option Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not exceeding 10 years. A total of 1,075,000 shares of Series A common stock have been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Options granted under the Option Plan have all had a life of 10 years and generally vest at the rate of 20% on each of the first 5 anniversary dates of the grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of Common stock, Series A common stock, or any combination thereof.

Option activity under the Option Plan is summarized as follows:

                                      ======================================================
                                                          Option Price      Weighted Average
                                      Number of Shares      per Share       Price per Share
--------------------------------------------------------------------------------------------
Outstanding at January 1, 1996            630,720         $4.44 - $14.50        $ 8.93
 Granted                                  159,600         $4.00 - $ 4.75        $ 4.61
 Exercised                                     --               --                  --
 Canceled                                (134,420)        $4.75 - $14.50        $ 8.85
--------------------------------------------------------------------------------------------
Outstanding at December 31, 1996          655,900         $4.00 - $14.50        $ 7.89
 Granted                                  689,016         $2.75 - $ 4.25        $ 3.84
 Exercised                                     --               --                  --
 Canceled                                (492,300)        $3.75 - $14.50        $ 8.14
--------------------------------------------------------------------------------------------
Outstanding at December 31, 1997          852,616         $2.75 - $14.50        $ 4.47
 Granted                                       --               --                  --
 Exercised                                     --               --                  --
 Canceled                                 (83,467)        $3.75 - $14.50        $ 6.12
--------------------------------------------------------------------------------------------
Outstanding at December 31, 1998          769,149         $2.75 - $14.50        $ 4.29
                                      ======================================================
 Exercisable at December 31, 1996         346,580         $4.44 - $14.50        $ 9.05
 Exercisable at December 31, 1997         120,600         $4.00 - $14.50        $ 7.13
 Exercisable at December 31, 1998         149,710         $3.75 - $14.50        $ 5.70

At December 31, 1998 there were 191,551 shares of Series A common stock available for further grants under the Option Plan. The weighted average remaining contractual life of options outstanding at December 31, 1998 was 7.95 years.

Options granted during 1997 include options for 435,000 shares which will vest if the fair market value of the Company's Series A common stock attains certain thresholds, and remains at or above the prescribed market value for at least 90 days.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

There are five incremental thresholds, and 20% of the options will vest as each condition is met. These options will fully vest 9 years from the date of grant, if not vested or terminated at an earlier date. Also included in 1997 grants are options for 22,216 shares at an exercise price of $4.25 per share. These options replaced options for 124,300 shares originally issued in 1990, 1992, and 1993 at exercise prices ranging from $7.75 to $14.50 per share.

The Company also has an Employee Stock Purchase Plan (Purchase Plan), which provides for the purchase of Series A common stock by eligible employees. The Purchase Plan is designed to qualify as a noncompensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 2,425,000 shares of Series A common stock have been reserved for issuance under the Purchase Plan. The price per share of Series A common stock is equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semi-annual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1998, 1997, and 1996, respectively, 68,737, 240,054 and 291,120 shares were issued under the Purchase Plan at prices ranging from $2.34 per share to $3.83 per share. Substantially all of the shares reserved for issuance under the Purchase Plan have been distributed as of July 1, 1998, and the Purchase Plan has terminated in accordance with its terms.

Statement of Financial Accounting Standards No. 123, which the Company has elected not to adopt, would require the determination of compensation cost for awards under the Option Plan and issuances under the Purchase Plan based on their fair value. If the 1996, 1997 and 1998 awards and issuances had been accounted for in accordance with Statement No. 123, the Company's proforma net income (loss) and basic earnings (loss) per share for the years ended December 31 would approximate the amounts below:

                                       =========================================
(Thousands of dollars,
except per share amounts)                    1998         1997             1996
--------------------------------------------------------------------------------
Net income (loss)                      $      557   $  (11,823)      $  (16,834)

Basic earnings
   (loss) per  share                   $      .06   $    (1.22)      $    (1.76)
================================================================================

The impacts of applying Statement No. 123 in the proforma disclosure are not indicative of future amounts. Statement No. 123 does not apply to awards and issuances prior to 1995, and additional awards and issuances in future years are anticipated.

Fair values used in calculating the proforma disclosures under Statement No. 123 were determined using the Black-Scholes option pricing model. There were no option grants in 1998. Significant assumptions used and results follow:

================================================================================
                                              1997                     1996
--------------------------------------------------------------------------------
Risk-free interest rates                  6.28% - 6.78%            6.28% - 7.33%
Volatility                                    59% - 96%                48% - 59%
Dividends                                          None                     None
Fair value                                $2.19 - $3.85            $2.82 - $3.43
================================================================================

Note 10 - Employee Benefit Plans

The Company has a defined benefit pension plan (Retirement Income Plan) which covered substantially all of its employees until July 1, 1997. Effective that date, benefits under the Retirement Income Plan were frozen resulting in the recognition of a curtailment gain of $3,899,000. In addition, the Company has nonqualified supplementary retirement plans (Supplemental Plans) that provide additional benefits to certain executives. The Company also provides certain postretirement medical benefits.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                  ==============================================
                                                  Retirement      Supplemental    Postretirement
                                                  Income Plan         Plans           Medical
------------------------------------------------------------------------------------------------
(Thousands of dollars)
Change in benefit obligation
   Benefit obligation at January 1, 1997            $ 33,942        $  2,932        $    776
      Service cost                                       979              76              51
      Interest cost                                    2,435             220              68
      Plan amendments                                 (4,391)           (110)             --
      Special termination benefits                        --             119              --
      Benefits paid                                     (524)           (197)            (64)
      Actuarial (gain) or loss                           505              28             169
------------------------------------------------------------------------------------------------
   Benefit obligation at December 31, 1997          $ 32,946        $  3,068        $  1,000
      Service cost                                        --              40              68
      Interest cost                                    2,360             212              77
      Plan amendments                                     --              --              --
      Special termination benefits                        --              58              --
      Benefits paid                                   (1,133)           (204)           (161)
      Actuarial (gain) or loss                         2,734             (29)            213
      Participant contributions                           --              --               8
------------------------------------------------------------------------------------------------
Benefit obligation at December 31, 1998             $ 36,907        $  3,145        $  1,205
                                                  ==============================================

Change in plan assets
   Fair value of plan assets at January 1, 1997     $ 26,209        $     --        $     --
      Actual return on plan assets                     5,843              --              --
      Employer contributions                           2,823             197              64
      Benefits paid                                     (524)           (197)            (64)
      Expenses                                           (88)             --              --
------------------------------------------------------------------------------------------------
   Fair value of plan assets at December 31, 1997   $ 34,263              --              --
------------------------------------------------------------------------------------------------
      Actual return on plan assets                     6,774              --              --
      Employer contributions                             796             204             153
      Participant contributions                           --              --               8
      Benefits paid                                   (1,133)           (204)           (161)
      Expenses                                          (147)             --              --
------------------------------------------------------------------------------------------------
  Fair value of plan assets at December 31, 1998    $ 40,553              --              --
                                                  ==============================================


Reconciliation of funded status:
At December 31, 1997
      Funded status                                 $  1,317        $ (3,068)       $ (1,000)
      Unrecognized actuarial (gain) loss                (474)            939            (800)
      Unrecognized transition (asset) obligation          --              73           1,110
      Unrecognized prior service cost                     --              24              --

Net amount recognized                               $    843        $ (2,032)       $   (690)
------------------------------------------------------------------------------------------------
At December 31, 1998
      Funded status                                 $  3,646        $ (3,145)       $ (1,205)
      Unrecognized actuarial (gain) loss              (1,558)            869            (528)
      Unrecognized transition (asset) obligation          --              55           1,036
      Unrecognized prior service cost                     --              19              --
------------------------------------------------------------------------------------------------

Net amount recognized                               $  2,088        $ (2,202)       $   (697)
                                                  ==============================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

The components of net periodic benefit cost for the years ended December 31 are as follows:

                                                  ==============================
(Thousands of dollars)                               1998       1997       1996
--------------------------------------------------------------------------------
Retirement income plan:
    Service cost                                  $    --    $   979    $ 2,352
    Interest cost                                   2,360      2,435      2,421
    Expected return on plan assets                 (2,809)    (2,500)    (1,960)
    Amortization of prior service cost                 --         (7)       (15)
    Amortization of transitional obligation            --         16         32
    Recognized actuarial loss                          --         --        310
--------------------------------------------------------------------------------
Net periodic benefit cost (credit)                $  (449)   $   923    $ 3,140
                                                  ==============================
Supplemental plans
    Service cost                                  $    40    $    76    $   105
    Interest cost                                     211        220        200
    Amortization of prior service cost                  5         13         21
    Amortization of transitional obligation            18         18         18
    Recognized actuarial loss                          41         54         78
--------------------------------------------------------------------------------
Net periodic benefit cost                         $   315    $   381    $   422
                                                  ==============================
Postretirement medical:
    Service cost                                  $    68    $    51         24
    Interest cost                                      77         68         54
    Amortization of transition obligation              74         74         74
    Recognized actuarial gain                         (59)       (79)      (106)
--------------------------------------------------------------------------------
Net periodic benefit cost                         $   160    $   114    $    46
                                                  ==============================

In addition, the Company recorded charges under the Supplemental Plans of $58,000, $129,000 and $134,000 in 1998, 1997 and 1996, respectively, for vested benefits of former executives.

Significant assumptions used in the benefit plans at December 31 were:

                                                             ===================
                                                                1998       1997
Retirement income plan:

     Weighted average discount rate                             6.90%      7.25%
     Expected long-term rate of return on plan assets           9.25%      9.25%
     Rate of compensation increase                              5.00%      5.00%

Supplemental plans:
     Weighted average discount rate                             6.90%      7.25%

Postretirement medical:
     Weighted average discount rate                             6.90%      7.25%
     Initial health care cost trend rate                        9.00%     10.00%
     Ultimate health care cost trend rate                       5.50%      5.50%
     Grading period                                          5 years    6 years
                                                             ===================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

Assumed health care cost trend rates can have a significant effect on amounts reported for the postretirement medical plan. A 1% change in the assumed health care cost trend rates would increase the aggregate of service cost and interest cost for 1998 by $8,000 and the accumulated postretirement benefit obligation at December 31, 1998 by $78,000.

The Company also has a Retirement Savings Plan (Savings Plan) which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). Employees are eligible to participate in the Savings Plan at the beginning of the quarter after their hire but do not receive the supplement until the quarter after completion of one year of service. The Company has agreed to contribute to the Savings Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $1,653,000, $1,951,000 and $2,335,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, effective July 1, 1997, the Company began making an additional contribution to the Plan. The additional contribution, which aggregated $1,508,000 in 1998 and $879,000 in 1997, is made for the benefit of all eligible employees and is not dependent on an employee contribution.

The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1998, 1997 and 1996 for these plans were $2,771,000, $3,181,000 and $3,363,000, respectively.

Note 11 - Contingencies

As collateral for performance on contracts, the Company is contingently liable at December 31, 1998 in the amount of $2,592,000, under standby letters of credit. A substantial portion of the Company's gross revenues is derived from work involving hazardous materials, toxic wastes and other pollutants. Such efforts frequently entail significant risks of liability for environmental damage, personal injury, and fines and costs imposed by regulatory agencies. A substantial number of the Company's contracts require indemnification of a client for performance claims, damages or losses unless such injury or damage is solely the result of the client's negligence or willful acts. The Company has been able to insure against most liabilities it may incur in this regard.

The Company has obtained coverage with commercial carriers to insure against pollution liability claims. Although this insurance covers many of the Company's environmental exposures, there are instances where project-specific pollution insurance policies are necessary. The Company will continue to evaluate exposures associated with each project to determine if additional coverage is necessary. The Company is partially self-insured through its subsidiary, Cardinal Indemnity Company of North America, a captive insurance company. Cardinal provides professional liability and pollution coverage for deductible amounts of the commercial insurance coverage.

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

                      ROY F. WESTON, INC. AND SUBSIDIARIES

Note 12 - Income Taxes

The components of the provision (benefit) for income taxes are as follows:

                                          =====================================
(Thousands of dollars)                       1998           1997           1996
-------------------------------------------------------------------------------
Current
  Federal                                 $   149        $(1,905)       $(2,061)
  State                                       122             30             46
-------------------------------------------------------------------------------
                                              271         (1,875)        (2,015)
-------------------------------------------------------------------------------
Deferred
  Federal                                     301            425         (4,729)
  State                                        --             --            599
-------------------------------------------------------------------------------
                                              301            425         (4,130)
-------------------------------------------------------------------------------
                                          $   572        $(1,450)       $(6,145)
                                          =====================================

Temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

                                                       ========================
(Thousands of dollars)                                     1998            1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Uncollectible accounts                              $    110        $     --
   Net operating loss carryforwards                       6,626           5,331
   Pensions                                               1,419           1,400
   Self insurance                                         1,647           2,202
   Other accruals                                         1,299             702
   Depreciation                                              --             423
   Facility closure                                       1,450           2,571
   State tax loss carryforwards                           2,942           2,156
   Other                                                  1,925           1,773
--------------------------------------------------------------------------------
                                                       $ 17,418        $ 16,558
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Amortization                                        $     --        $    (24)
   Retainage                                               (174)           (635)
   Award fees                                              (312)           (168)
   Other                                                 (1,192)           (577)
--------------------------------------------------------------------------------
                                                         (1,678)         (1,404)

Valuation allowance                                      (7,742)         (6,925)
--------------------------------------------------------------------------------
Net deferred income taxes                              $  7,998        $  8,229
                                                       ========================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

At December 31, 1998, the Company has federal net operating loss carryforwards of approximately $19,488,000, principally expiring in 2012. The Company's net deferred tax assets include substantial amounts of net operating loss carryforwards. Failure to achieve forecasted amounts of taxable income in future periods could affect the ultimate realization of net deferred tax assets. A valuation allowance has been established for certain deferred tax assets since, based on the weight of available evidence, it is more likely than not that a portion of these assets will not be realized.

The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:

                                                    ===========================
                                                    1998       1997       1996
--------------------------------------------------------------------------------
Statutory rate                                      34.0%      34.0%      34.0%
Valuation allowance                                  2.5      (23.3)        --
State income taxes, net of federal taxes             5.7       (0.2)      (1.9)
Amortization of goodwill                             1.5       (0.2)      (4.2)
Travel-related meals                                 5.7       (0.8)      (0.5)
Officers life insurance                             (5.8)      (0.1)       0.1
Other, net                                          (3.6)       1.9       (0.5)
--------------------------------------------------------------------------------
Effective tax rate                                  40.0%      11.3%      27.0%
                                                    ===========================

Note 13 - Major Customer Information

The Company's largest customer is the U.S. Government and its agencies which provided the following gross revenues for the years ended December 31:

                                            ====================================
(Thousands of dollars)                          1998          1997          1996
--------------------------------------------------------------------------------
Department of Defense                       $ 60,892      $ 50,146      $ 55,488
Environmental Protection Agency               50,842        47,285        46,285
Department of Energy                          20,229        25,379        35,230
Other                                          4,600         6,528         8,204
--------------------------------------------------------------------------------
Total U.S. Government                       $136,563      $129,338      $145,207
                                            ====================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

Note 14 - Supplemental Cash Flow Information

Cash payments for income taxes were $51,000, $192,000 and $101,000 in the years ended December 31, 1998, 1997 and 1996, respectively. The Company received refunds of previously paid income taxes aggregating $1,136,000, $3,672,000 and $759,000 in the years ended December 31, 1998, 1997 and 1996, respectively.

Cash payments for interest were $1,218,000, $1,464,000 and $1,859,000 in the years ended December 31, 1998, 1997 and 1996, respectively.

Capital lease obligations of $697,000, $128,000 and $334,000 were incurred during the years ended December 31, 1998, 1997 and 1996, respectively, when the Company entered into leases for office equipment.

Note 15 -  Related Party Transactions

The Company used the services of a travel agency that was owned by one of its directors. Under an agreement entered into in early 1996, the Company paid the travel agency a monthly fee and received rebates from the travel agency of the commissions earned from providers of transportation and other travel-related services. Net expenses for the travel agency included in general and administrative expenses in the accompanying consolidated statements of operations in 1998, 1997 and 1996 were $285,000, $280,000 and $286,000, respectively.

In June 1998 the above arrangement was terminated, and the Company's travel requirements are handled internally using contracted labor. The director has been retained as a consultant to the travel department and in 1998 was paid $75,000 in this capacity.

Also, in 1997 the Company entered into consulting contracts with several of its directors. Fees charged under these consulting contracts aggregated $349,000 in 1997.

Note 16 - Comprehensive Income

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The statement, which became effective January 1, 1998, establishes rules for the reporting of comprehensive income and its components in financial statements. Comprehensive income consists of net income, adjusted for other increases and decreases affecting stockholders' equity that, under generally accepted accounting principles, are excluded from the determination of net income.

Comprehensive income (loss) for the years ended December 31 follows:

                                                       ================================
Thousands of dollars                                       1998        1997        1996
---------------------------------------------------------------------------------------
Net income (loss)                                      $    858    $(11,425)   $(16,655)

Change in unrealized gain on investments, net of tax       (136)        192          27
---------------------------------------------------------------------------------------
Comprehensive income (loss)                            $    722    $(11,233)   $(16,628)
                                                       ================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

FOOTNOTES

Note 17 - Segments

The Financial Accounting Standards Board has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years ending after December 15, 1998. Under Statement No. 131, the Company has defined its reportable segments as Infrastructure Redevelopment, Federal Programs, and Knowledge Systems and Solutions. Federal Programs is segregated primarily because its services are delivered to clients at dedicated site Federal government locations, while Knowledge Systems and Solutions is segregated due to differences in its products and services from the Company's other businesses.

The following information for the year ended December 31, 1998 is required by Statement No. 131. Information for prior periods is not presented as it is impractical to develop such information as the Company undertook a significant reorganization in 1997.

                                   ================================================================================
(Thousands of dollars)             Infrastructure      Federal        Knowledge        Corporate      Consolidated
                                    Redevelopment     Programs      Systems and
                                                                     Solutions
-------------------------------------------------------------------------------------------------------------------
Net revenues                          $110,937        $ 24,806        $  3,690         $    953         $140,386

Segment profit (loss)                 $ 11,426        $  3,524        $   (792)        $(12,728)        $  1,430

Total assets                          $ 74,810        $ 11,283        $  1,021         $ 34,242         $121,356

Depreciation and amortization         $  1,880        $    107        $    134         $  1,649         $  3,770

Interest expense                      $  1,195        $    200        $     13         $    (37)        $  1,371

Capital expenditures                  $    421        $     36        $    139         $  2,584         $  3,180
                                   ================================================================================

                      ROY F. WESTON, INC. AND SUBSIDIARIES

Note 18 - Quarterly Financial Data (Unaudited)

Quarterly financial information for 1998 and 1997 is presented in the following tables:

                                                    ==========================================================
                                                      First          Second            Third         Fourth
(Thousands of dollars, except per share data)        Quarter         Quarter          Quarter        Quarter
--------------------------------------------------------------------------------------------------------------
1998
Gross revenues                                      $ 54,677        $ 58,780         $ 62,416       $ 65,319
Net revenues                                        $ 32,751        $ 34,936*        $ 36,552       $ 36,147
Income (loss) from operations                       $    348        $    168         $    155       $    474**
Net income (loss)                                   $    207        $    152         $    104       $    395
Basic earnings (loss) per share                     $    .02        $    .02         $    .01       $    .04
--------------------------------------------------------------------------------------------------------------
1997
Gross revenues                                      $ 61,480        $ 55,777         $ 60,463       $ 60,383
Net revenues                                        $ 39,618        $ 34,091         $ 36,225       $ 32,425
Income (loss) from operations                       $    417***     $ (8,100)***     $  1,460+      $ (6,993)++
Net income (loss)                                   $    396        $ (5,394)        $  1,042       $ (7,469)+++
Basic earnings (loss) per share                     $    .04        $   (.56)        $    .11       $   (.76)
                                                    ==========================================================

* Includes $800 for work performed in an earlier period resulting from a contract settlement.

**    Includes a reduction in estimated insurance claim liabilities of $1,000.

*** Includes restructuring credits of $1,071 in the first quarter and $597 in the second quarter relating to proceeds from asset sales exceeding amounts anticipated in recording a 1996 restructuring charge.

+     Includes a pension curtailment gain of $3,899.

++ Includes an impairment charge of $1,245 relating to unamortized financial and project software.

+++ Includes an income tax charge of $3,000 to provide for the uncertain realizability of a portion of the Company's deferred tax assets.

                      ROY F. WESTON, INC. AND SUBSIDIARIES

[LOGO] OFFICE LOCATIONS

Corporate Headquarters

Roy F. Weston, Inc.
1400 Weston Way, P.O. Box 2653  o  West Chester, PA  19380
Phone: (610) 701-3000 o Fax: (610) 701-3186  o  Website: http://www.rfweston.com

[Map of office locations]

Full-Service Office Locations

  Alabama: Auburn
  California: Concord, Sherman Oaks
  Colorado: Denver
  Connecticut: Hartford
  Georgia: Atlanta, Norcross
  Illinois: Chicago, Vernon Hills
  Maryland: Rockville
  Massachusetts: Boston
  Michigan: Detroit, Okemos
  New Hampshire: Manchester
  New Jersey: Edison
  New Mexico: Albuquerque
  New York: Carle Place, New York
  North Carolina: Raleigh
  Ohio: Miamisburg
  Oregon: Portland
* Pennsylvania: Philadelphia, West Chester
  Tennessee: Oak Ridge
  Texas: Austin, Houston, San Antonio
  Washington: Seattle
  Washington, DC

International Offices

  Weston International de Mexico, S.A. de C.V.
     (WIMSA)
  Weston Poland Sp. zo.o
  Weston International Taiwan Branch Office

PROJECT OFFICES WORLDWIDE

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                          [LOGO]

                                                               SENIOR MANAGEMENT

William L. Robertson
Chairman of the Board and Chief Executive Officer

Patrick G. McCann
President and Chief Operating Officer

William G. Mecaughey, CPA
Vice President, Chief Financial Officer, and
Treasurer

Robert B. Biggs
Vice President and Manager, Quality Assurance/
Quality Control

Arnold P. Borish, Esq.
Vice President, General Counsel,
Corporate Secretary, and
Manager, Mergers and Acquisitions

John R. Brooks
Vice President and Manager,
Construction Remediation and
Redevelopment Group

John D. DiFilippo, P.E.
Vice President and Manager, Southern Division

Raymond J. Griffin
Vice President and Manager, Human Resources

John Hammond
Vice President and Manager, Eastern Division

Vincent A. Laino, Jr.
Vice President and Chief Information Officer

Thomas C. Lewis, CPA
Vice President and Manager, Knowledge Systems and Solutions Group

Frank Monahan
Vice President and Manager, Western Division

Edmund B. Pettiss, Jr.
Vice President and Manager, Marketing

Alan Solow, CHP
Vice President and Manager, Federal Group

Kurt Stimpson
Vice President and Manager, Midwest Division

John W. Thorsen, P.E.
Vice President and Manager,
Project Management Initiative

                      ROY F. WESTON, INC. AND SUBSIDIARIES

[LOGO] BOARD OF DIRECTORS

William L. Robertson(1)
Chairman of the Board and Chief Executive
Officer, Roy F. Weston, Inc.

Ambassador Richard L. Armitage(1)
President, Armitage Associates, L.C.

Jesse Brown(2)
President and Chief Executive Officer,
Brown and Associates

Thomas E. Carroll(1)
President and Chief Executive Officer,
MEDIQ Incorporated

Tom Harvey(1)
President, A-55, Inc.
Chairman, Global Environment and Technology
Foundation, Global Initiatives, Inc., and
GlobeQuest International, Inc.

Wayne F. Hosking, Jr., Esq.(1)
Government Relations Director,
Roy F. Weston, Inc.

Katherine W. Swoyer(1)
Vice Chair, Roy F. Weston, Inc.

Thomas M. Swoyer, Jr.(2)
Client Service Manager, Roy F. Weston, Inc.

A. Frederick Thompson, Ph.D., P.E.(2)
Program Director, Environmental Technologies,
National Science Foundation

Roy F. Weston, P.E., DEE (1,2)
Retired, (Chairman Emeritus), Roy F. Weston, Inc.

James H. Wolfe, CPA(2)
Retired, PricewaterhouseCoopers, LLP

----------
Committees:
      (1) Member, Executive Committee
      (2) Member, Audit Committee

                      ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                          [LOGO]

Financial Information

Analysts, investors and others seeking information about WESTON's financial performance or copies of financial reports, including SEC Forms 10-K and 10-Q, may contact the company. Requests should be directed to:

      William G. Mecaughey, CPA
      Chief Financial Officer & Treasurer
      Roy F. Weston, Inc.
      1400 Weston Way, P.O. Box 2653
      West Chester, Pennsylvania 19380
      Telephone: (610) 701-4556

Company Information

News media and others seeking general information about WESTON may contact:

      Corporate Marketing
      Roy F. Weston, Inc.
      1400 Weston Way, P.O. Box 2653
      West Chester, Pennsylvania 19380
      Telephone: (610) 701-3182

Company Stock Listing

WESTON's Series A common stock is traded in the Nasdaq National Market System under the symbol "WSTNA". There is no established public trading market for the Company's Common stock. The table displayed sets forth the range of high and low per share sales prices for the Series A common stock as reported by the Nasdaq.

As of December 31, 1998, there were 2,394 holders of record of Series A common stock and 26 holders of Common stock. WESTON has not paid any cash dividends since 1978. The Board of Directors intends to retain earnings for the foreseeable future for the expansion of WESTON's business.

                                  STOCK HISTORY
                             Series "A" Nasdaq Price

                                                High                       Low
1998
First Quarter                                  $4.25                      $2.75
Second Quarter                                 $4.38                      $3.38
Third Quarter                                  $4.31                      $2.25
Fourth Quarter                                 $3.06                      $2.25

1997
First Quarter                                  $4.38                      $3.50
Second Quarter                                 $3.88                      $2.13
Third Quarter                                  $6.38                      $2.50
Fourth Quarter                                 $5.38                      $3.75

Annual Meeting

The annual meeting of stockholders will be held on May 10, 1999, 11:00 a.m. at WESTON headquarters:

      Roy F. Weston, Inc.
      1400 Weston Way, P.O. Box 2653
      West Chester, Pennsylvania 19380

Certified Public Accountants

      PricewaterhouseCoopers, LLP
      2400 Eleven Penn Center
      Philadelphia, Pennsylvania 19103-2962

Transfer Agent and Registrar

      American Stock Transfer and Trust Company
      40 Wall Street
      New York, New York 10005-2392

Internet Address

For up-to-date information on WESTON's service capabilities, environmental issues and information, corporate developments and investor relations, click to http://www.rfweston.com.