Form 10-K, Exhibit 13
period 1999-12-31
WESTON ROY F INC
filed 2000-03-29
CIK 106473

                                                                      Exhibit 13



ROY F WESTON, INC.
1999 ANNUAL REPORT

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth for the years indicated the percentage of net revenues represented by certain elements of the Company's consolidated statements of operations. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                     FOR THE YEARS ENDED DECEMBER 31
                                                 ----------------------------------------
                                                     1999           1998           1997
                                                 ----------------------------------------
Net revenues                                        100.0 %        100.0 %        100.0 %
                                                 ----------------------------------------
Expenses
   Direct salaries and other operating costs        88.0 %         86.5 %         94.5 %
   General and administrative expenses              11.6 %         12.7 %         17.8 %
   Pension curtailment gain                              --             --         (2.7)%
   Restructuring charges (credits)                       --             --         (1.2)%
   Impairment of long-lived assets                       --             --        0.9 %
                                                 ----------------------------------------
Income (loss) from operations                       0.4 %          0.8 %           (9.3)%
Other income                                        0.6 %          0.2 %            0.3 %
                                                 ----------------------------------------
Income (loss) before income taxes                   1.0 %          1.0 %           (9.0)%
Income taxes (benefit)                              0.3 %          0.4 %           (1.0)%
                                                 ----------------------------------------
Net income (loss)                                   0.7 %          0.6 %           (8.0)%
                                                 =========================================

      The Company incurs a substantial amount of direct project costs, which are passed through to the Company's clients, resulting principally from the use of subcontractors on projects. Consequently, the Company measures its operating performance on the basis of net revenues, which are determined by deducting such direct project costs from gross revenues. Direct project costs were 44%, 42%, and 40% of gross revenues in 1999, 1998, and 1997, respectively. The increases are due, in part, to greater subcontracting of laboratory analysis beginning in May 1997 as a result of divestiture of the Company's analytical laboratories and to a higher concentration of construction and remediation projects.


RESULTS OF OPERATIONS

1999 COMPARED TO 1998

      Net revenues increased 5% to $147,766,000 from $140,386,000 in 1998. An increase of $11,940,000, or 11%, in net revenues from the Company's Infrastructure Redevelopment segment was partially offset by a decrease of $4,317,000, or 17%, in net revenues from the Company's Federal Programs segment. The increase in Infrastructure Redevelopment net revenues is primarily due to increased volume of work as a result of higher contract bookings in 1998 and 1999. The decrease in Federal Programs' net revenues was primarily due to the loss of one large contract in the middle of 1999.


The Company had income from operations of $582,000 in 1999, a 49% decrease from $1,145,000 in 1998. Income from operations in 1999 and 1998 includes $500,000 and $1,000,000, respectively, from reductions in

10 ROY F. WESTON, INC. AND SUBSIDIARIES the Company's estimated insurance claim liabilities. In addition, the 1998 results include $800,000 of net revenues from work performed on a contract in prior years, resulting from a settlement of that contract. A modest increase in margins in 1999 was partially offset by lower operations personnel utilization. Direct salaries and other operating costs increased $8,580,000, or 7%, in 1999 as the Company incurred increased business development salaries and expenses related to impaired property redevelopment and ports and waterways. Operating costs in 1999 included approximately $400,000 of salaries and expenses attributable to integrating the activities and employees of a former Naval detachment that became the Company's Vallejo, CA, office. General and administrative expenses declined $637,000, or 4%, in 1999 due primarily to tight cost control and increased computer system operating efficiencies.

         The Company had other income of $830,000 in 1999 compared to $285,000 in 1998. Interest and dividend income decreased $468,000 in 1999 due to lower average amounts invested. The decrease was offset by a $480,000 gain from the demutualization of a life insurance company in which the Company is a policyholder. Interest expense increased $254,000, or 19%, in 1999, due primarily to increased short-term borrowings under the Company's line of credit. Other income in 1999 includes a $770,000 gain from a life insurance claim. This nontaxable gain reduced the Company's effective income tax rate to 30% in 1999 from 40% in 1998.


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

      The Company had income from operations of $1,145,000 in 1998 compared to a loss from operations of $13,216,000 in 1997. The 1998 results included a $1,000,000 reduction in the Company's estimated insurance claim liability and $800,000 of net revenues for work performed on a contract in prior years. The 1997 loss was reduced by a gain of $3,899,000 from curtailment of the Company's defined benefit pension plan and by restructuring credits of $1,668,000 resulting from the sales of the net assets of two subsidiaries. Included in the 1997 loss were charges of $1,245,000 for the writedown of financial and project software costs, approximately $3,400,000 related to reductions in the Company's workforce, changes in senior management, and election of new directors in May 1997, and approximately $1,000,000 for excess office lease space.

      Margins were significantly improved in 1998 as the Company realized the benefit of staff and cost reductions initiated in the second half of 1997. Operations personnel utilization was up nearly two full percentage points in 1998.


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  11

MANAGEMENT DISCUSSION AND ANALYSIS


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

      The Company had other income of $285,000 in 1998 compared to $341,000 in 1997. Interest and dividend income decreased $624,000 in 1998 primarily due to significantly lower average amounts invested. This decrease was largely offset by a 1998 increase of $442,000 in gains on sales of investments. In addition, the Company realized gains of $157,000 and $21,000 on redemptions of $3,971,000 and $186,000 of its 7% Convertible Subordinated Debentures in 1998 and 1997, respectively. Interest expense decreased $252,000 from 1997 due primarily to the repurchase of 7% Convertible Subordinated Debentures and the repayment of a five-year term loan.

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


LIQUIDITY AND CAPITAL RESOURCES

       Cash and cash equivalents and marketable securities decreased $1,185,000 in 1999 to $4,355,000 from $5,540,000 at December 31, 1998.

       Operating activities provided cash of $993,000 in 1999 and used cash of $4,167,000 in 1998. The total of accounts receivable and work in process, net of advance billings, increased $2,673,000 in 1999. The Company has encountered significant billing and collection delays due to a dispute over contract modification issues on one large federal construction project. The Company intends to commence litigation to resolve the dispute. Although the outcome of any litigation is uncertain, the Company believes that its position is sound and that it will achieve a favorable resolution of the dispute, in which event the Company could recognize a significant gain. In the event of an unfavorable resolution, the Company could sustain a significant loss, which could be material.

       Cash provided from operating activities in 1999 includes proceeds aggregating approximately $1,400,000 from the demutualization of an insurance company in which the Company was a policyholder and from a life insurance claim.

      During 1999, the Company contributed $620,000 for 40% ownership of WESKEM, LLC, a newly formed limited liability company. The Company may be required to contribute additional cash to the limited liability company over the next three years. Capital expenditures for property and equipment and other assets were $4,571,000 in 1999 and $3,180,000 in 1998. Investments in 1999 and 1998
consisted primarily of system development expenses, computers, and other equipment. The Company plans to invest $3,000,000 to $4,000,000 of capital in 2000. The Company's capital expenditures are generally financed through operating cash flow, but some additional borrowing may be required.


12  ROY F. WESTON, INC. AND SUBSIDIARIES

      The Company is required to make annual redemptions of its 7% Convertible Subordinated Debentures in the principal amount of $3,140,000 by April 15 of each year. During 1999, the Company redeemed $1,635,000 of these debentures, satisfying the balance of the Company's 1999 requirement, and a portion of the 2000 requirement. Repurchases of $2,903,000 are required to be made to satisfy the April 15, 2000 requirement.

      The Company currently has an $18,000,000 revolving credit facility with a bank to provide cash borrowings and letters of credit. The facility is collateralized by liens on substantially all of the Company's tangible and intangible assets, excluding real estate. The facility expires on June 5, 2000 with a one-year renewal option and is available for working capital and general corporate purposes, including permitted acquisitions. Cash borrowings bear interest at 1% over the prime interest rate or, at the Company's option, other variable rates. Cash borrowings for purposes other than acquisitions are limited to $10,000,000 and amounts exceeding $8,000,000, if any, bear interest at 2% over the prime interest rate. The agreement requires the Company to maintain certain deposits, tangible net worth, and certain financial ratios and restricts dividend payments, certain expenditures, and debt outside the agreement. At December 31, 1999, the Company had $3,400,000 of outstanding cash borrowings under the facility and had outstanding letters of credit aggregating $2,141,000.

      At December 31, 1999, the Company was not in compliance with one of the financial ratio covenants required under the credit facility. A waiver of noncompliance has been obtained from the lender. The Company's working capital borrowing needs have increased due to the Company's revenue growth and to the adverse effect on the Company's cash flow created by the federal construction project contract dispute referred to above. To meet these increased borrowing needs, the Company intends to enter into a replacement credit facility with its existing lender. The Company has received a written commitment from that lender for a replacement credit facility that will reduce the total amount of the facility, but increase the amount available for working capital borrowings. The Company expects the new facility to be effective by May 2000. If the Company were unable to obtain the new facility or a comparable credit facility, the Company could experience significant cash constraints.

      During 1999, the Company borrowed the cash value of a life insurance policy aggregating $2,305,000.



OTHER

      The Company had net contract backlog of $67,500,000 and $61,000,000 at December 31, 1999 and 1998, respectively. In addition to backlog, the Company can generate additional revenues from open order contracts and activities related to emergency responses, which are excluded from contract backlog until approved and funded. Contracts are subject to cancellation by the client, changes in the scope of work, and delays in project startup. The maintenance of adequate contract backlog is dependent on continued generation of new contract bookings. In 1999, new contract bookings were $163,800,000, a 13% increase from 1998.

      Management believes that inflationary increases in its operating costs and expenses can generally be absorbed by increased rates the Company can bill for its services. To date, inflationary effects have had little impact on the Company.


                                       ROY F. WESTON, INC. AND SUBSIDIARIES   13

MANAGEMENT DISCUSSION AND ANALYSIS

      The Company expended considerable effort in readying its operations for potential Year 2000 issues, including replacing all of its business systems at a total cost of approximately $4,100,000 during 1999 and 1998. The cost of addressing other Year 2000 issues aggregated approximately $450,000. The Company did not experience any significant disruptions in its operations as a result of the change to Year 2000.


FORWARD LOOKING STATEMENTS

      From time to time, the Company, its management or other company representatives may make or publish statements that contain projections, beliefs, expectations, predictions, or intentions relating to anticipated financial performance, business prospects, potential contract value, business strategies and plans, technological developments, and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for these forward looking statements, including statements contained in this report. In order to comply with the terms of the safe harbor, the Company notes that a number of factors could cause the Company's actual results, experience, or outcome to differ materially from projections, beliefs, expectations, predictions, or intentions expressed in forward looking statements. These risks and uncertainties, which may affect the operations, performance, development, and results of the Company's business, include, but are not limited to, the following:

-     The highly competitive marketplace in which the Company operates.

- Changes in and levels of enforcement of federal, state, and local environmental legislation and regulations.

- The Company's ability to obtain new contracts from existing as well as new clients, and the uncertain timing of awards and contracts.

- The Company's ability to execute new projects and those currently in backlog within reasonable cost estimates, as well as other contract performance risks, including successful resolution of any contract disputes.

- Funding appropriation, funding delay, and the issuance of work orders on government projects.

- The Company's ability to achieve any planned overhead or other cost reductions while maintaining adequate work flow.

- The Company's ability to obtain adequate financing for its current operations and future expansion, including adequate financing to fund working capital needs and the Company's acquisition strategy.

- The Company's ability to execute its strategic plan through successful marketing activities and continued cost containment.

- The nature of the Company's work with hazardous materials, toxic wastes, and other pollutants, and the potential for uninsured claims or claims in excess of insurance limits, including professional liability and pollution claims.

- The Company's ability to conclude and implement acquisitions of other businesses consistent with the Company's acquisition strategy.

-     The Company's ability to retain key personnel.


      The Company disclaims any intent or obligation to update forward looking statements.

14  ROY F. WESTON, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA


                                                                               FOR THE YEARS ENDED DECEMBER 31
                                   ----------------------------------------------------------------------------
(Thousands of dollars,                       1999           1998            1997           1996           1995
except per share amounts)

Gross revenues                       $    263,744   $    241,192    $    238,103   $    263,388   $    309,858
Net revenues                         $    147,766   $    140,386    $    142,359   $    176,530   $    206,273
Income (loss) from operations        $        582   $      1,145    $    (13,216)  $    (23,181)* $      2,623
Net income (loss)                    $        988   $        858    $    (11,425)  $    (16,655)  $      1,514
Basic earnings (loss) per share      $        .10   $        .09    $      (1.18)  $      (1.74)  $        .16


* Includes restructuring and impairment charges aggregating $17,567.


AT DECEMBER 31
--------------------------------------------------------------------------------------------------------------
Working capital                      $     44,741   $     44,854    $     46,239   $     58,956   $     67,875
Total assets                         $    121,427   $    121,356    $    125,248   $    141,472   $    163,406
Short-term debt                      $      6,684   $      3,600    $      2,914   $      2,159   $      2,261
Long-term debt (less
  current portion)                   $      9,648   $     12,997    $     15,884   $     18,922   $     24,673
Stockholders' equity                 $     57,163   $     56,324    $     55,367   $     66,090   $     82,901
                                     =========================================================================



REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS

ROY F. WESTON, INC.


      We have audited the accompanying consolidated balance sheets of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roy F. Weston, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                         /s/ PricewaterhouseCoopers LLP
                                February 3, 2000


                                      ROY F. WESTON, INC. AND SUBSIDIARIES    15

FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS



                                                                                  December 31
                                                                          ------------------------
(Thousands of dollars)                                                       1999           1998
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                 $  4,355        $  3,993
Marketable securities                                                           --           1,547
Accounts receivable, trade, net of allowance for doubtful accounts          56,919          60,476
Unbilled costs and estimated earnings on contracts in process               27,291          20,540
Deferred income taxes                                                        2,202           2,470
Other                                                                        4,760           4,376
                                                                          ------------------------

   Total current assets                                                     95,527          93,402
                                                                          ------------------------

PROPERTY AND EQUIPMENT

Land                                                                           215             215
Buildings and improvements                                                  11,196          11,500
Furniture and equipment                                                     32,643          30,544
Leasehold improvements                                                       1,846           1,787
Construction in progress                                                       132              --
                                                                          ------------------------

   Total property and equipment                                             46,032          44,046
   Less accumulated depreciation and amortization                           36,184          34,852
                                                                          ------------------------
   Property and equipment, net                                               9,848           9,194
                                                                          ------------------------

OTHER ASSETS

Goodwill, net of accumulated amortization of $4,200 in 1999
      and $4,138 in 1998                                                     1,754           1,816
Deferred income taxes                                                        5,634           5,528
Other                                                                        8,664          11,416
                                                                          ------------------------
   Total other assets                                                       16,052          18,760
                                                                          ------------------------
TOTAL ASSETS                                                              $121,427        $121,356
                                                                          ========================


See notes to consolidated financial statements.


16  ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                                        December 31
                                                                                ----------------------------
(Thousands of dollars)                                                            1999                1998

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Borrowings under line of credit                                                 $  3,400            $  1,900
Current maturities of long-term debt                                               3,284               1,700
Accounts payable and accrued expenses                                             17,299              17,579
Billings on contracts in process in excess of costs and
      estimated earnings                                                          11,867              10,939
Employee compensation, benefits, and payroll taxes                                 8,732               8,445
Income taxes payable                                                                 288                 202
Other                                                                              5,916               7,783
                                                                                ----------------------------
      Total current liabilities                                                   50,786              48,548
                                                                                ----------------------------
LONG-TERM DEBT                                                                     9,648              12,997
                                                                                ----------------------------
OTHER LIABILITIES                                                                  3,830               3,487
                                                                                ----------------------------
CONTINGENCIES

STOCKHOLDERS' EQUITY

Common stock, $.10 par value, 10,500,000 shares authorized;
      3,170,294 shares issued in 1999 and 1998                                       317                 317

Series A common stock, $.10 par value, 20,500,000 shares authorized;
      8,650,778 shares issued in 1999 and 1998                                       865                 865
Unrealized gain on investments                                                       419                 597
Additional paid-in capital                                                        55,928              55,928
Retained earnings                                                                  4,695               3,707
                                                                                ----------------------------
                                                                                  62,224              61,414

Less  treasury stock at cost, 1,081,275 Common shares in 1999 and 1998; 783,043 Series A common shares in 1999 and
      792,805 Series A common shares in 1998                                       5,061               5,090
                                                                                ----------------------------
      Total stockholders' equity                                                  57,163              56,324
                                                                                ----------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $121,427            $121,356
                                                                                ============================

                                        ROY F. WESTON, INC. AND SUBSIDIARIES  17

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  FOR THE YEARS ENDED DECEMBER 31
                                                      -----------------------------------------------------
(Thousands of dollars, except per share amounts)           1999                1998                 1997


Gross revenues                                        $   263,744          $   241,192          $   238,103
Direct project costs                                      115,978              100,806               95,744
                                                      -----------------------------------------------------
Net revenues                                              147,766              140,386              142,359
                                                      -----------------------------------------------------
Expenses
   Direct salaries and other operating costs              130,021              121,441              134,552
   General and administrative expenses                     17,163               17,800               25,345
   Pension curtailment gain                                    --                   --               (3,899)
   Restructuring credits                                       --                   --               (1,668)
   Impairment of long-lived assets                             --                   --                1,245
                                                      -----------------------------------------------------
                                                          147,184              139,241              155,575
                                                      -----------------------------------------------------
       Income (loss) from operations                          582                1,145              (13,216)
                                                      -----------------------------------------------------
Other income (expense)
   Investment income                                        1,639                1,662                1,844
   Interest expense                                        (1,625)              (1,371)              (1,623)
   Other                                                      816                   (6)                 120
                                                      -----------------------------------------------------
                                                              830                  285                  341
                                                      -----------------------------------------------------

Income (loss) before income taxes                           1,412                1,430              (12,875)
Provision (benefit) for income taxes                          424                  572               (1,450)
                                                      -----------------------------------------------------

Net income (loss)                                     $       988          $       858          $   (11,425)
                                                      =====================================================

Basic earnings (loss) per share                       $       .10          $       .09          $     (1.18)
                                                      =====================================================

Weighted average shares outstanding - basic             9,951,404            9,914,379            9,712,752
                                                      =====================================================
Diluted earnings (loss) per share                     $       .10          $       .09          $     (1.18)
                                                      =====================================================

Weighted average shares outstanding - diluted           9,971,943            9,936,379            9,712,752
                                                      =====================================================


See notes to consolidated financial statements.


18  ROY F. WESTON, INC. AND SUBSIDIARIES

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          FOR THE YEARS ENDED DECEMBER 31
                                                                   -------------------------------------------
(Thousands of dollars)                                                1999            1998             1997
                                                                   -------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                  $   988          $    858          $(11,425)

Adjustments to reconcile net income (loss)
  to net cash provided by operating
   activities:
      Depreciation and amortization                                  3,889             3,770             5,396
      Provision for losses on accounts receivable                      407               704               511
      Pension curtailment gain                                          --                --            (3,899)
      Impairment of long-lived assets                                   --                --             1,245
      Other                                                           (697)             (438)             (174)

Change in assets and liabilities:
   Accounts receivable, trade                                        3,150            (6,683)           10,472
   Unbilled costs and estimated earnings on contracts
      in process                                                    (6,751)              380            (2,769)
   Other current assets                                               (378)           (1,733)              (60)
   Accounts payable and accrued expenses                              (280)            3,700             2,010
   Billings on contracts in process in excess of costs
       and estimated earnings                                          928            (3,336)            2,042
   Employee compensation, benefits, and payroll taxes                  287              (276)           (4,605)
   Income taxes                                                         80             1,143             1,558
   Deferred income taxes                                               254               301               424
   Other current liabilities                                        (1,163)           (2,793)           (1,927)
   Other assets and liabilities                                        279               236             3,476
                                                                   -------------------------------------------
     Net cash provided by (used for) operating activities              993            (4,167)            2,275
                                                                   -------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of investments                                 3,282             9,912            15,381
   Payments for purchase of investments                               (501)           (6,676)          (12,075)
   Investment in WESKEM, LLC                                          (620)               --                --
   Capital expenditures                                             (4,571)           (3,180)           (2,780)
                                                                   -------------------------------------------
      Net cash provided by (used for) investing activities          (2,410)               56               526
                                                                   -------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Borrowings under line of credit                                   1,500             1,900                --
   Principal payments under long-term debt                          (2,055)           (4,798)           (2,411)
   Insurance policy loan                                             2,305                --                --
   Other                                                                29               235               499
                                                                   -------------------------------------------
      Net cash provided by (used for) financing activities           1,779            (2,663)           (1,912)
                                                                   -------------------------------------------
      Net increase (decrease) in cash and cash equivalents             362            (6,774)              889
                                                                   -------------------------------------------
CASH AND CASH EQUIVALENTS

   Beginning of year                                                 3,993            10,767             9,878
                                                                   -------------------------------------------
   End of year                                                     $ 4,355          $  3,993          $ 10,767
                                                                   ===========================================

See notes to consolidated financial statements.


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  19

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                           Series A
                                              Common Stock               Common Stock
(Thousands of dollars and shares)        ----------------------       --------------------  Unrealized Gain (Loss)
                                          Shares        Amount        Shares        Amount    on Investments
                                         -------------------------------------------------------------------------

At January 1, 1997                       3,193          $ 319          8,319         $832         $ 541

   Shares issued under employee
      stock purchase plan                   --             --            240           24            --
   Treasury stock transactions              --             --             --           --            --
   Other                                   (23)            (2)            23            2           192
   Net loss                                 --             --             --           --            --
                                         -------------------------------------------------------------------------

At December 31, 1997                     3,170            317          8,582          858           733

   Shares issued under employee
      stock purchase plan                   --             --             69            7            --
   Other                                    --             --             --           --          (136)
   Net income                               --             --             --           --            --
                                         -------------------------------------------------------------------------

At December 31, 1998                     3,170            317          8,651          865           597

   Treasury stock transactions              --             --             --           --            --
   Other                                    --             --             --           --          (178)
   Net income                               --             --             --           --            --
                                         -------------------------------------------------------------------------

At December 31, 1999                     3,170          $ 317          8,651         $865         $ 419
                                         =========================================================================


See notes to consolidated financial statements.


20  ROY F. WESTON, INC. AND SUBSIDIARIES

                                                                Treasury Stock
                                                   ----------------------------------------
           Additional            Retained           Common       Series A                         Stockholders'     Comprehensive
         Paid-in Capital         Earnings           Shares     Common Shares        Amount         Equity Total         Income
---------------------------------------------------------------------------------------------------------------------------------
      $       55,130           $    14,274         (1,081)         (770)       $    (5,006)       $    66,090     $        --


                 559                    --             --            --                 --                583              --
                  --                    --             --           (23)               (84)               (84)             --
                  11                    --             --            --                 --                203             192
                  --               (11,425)            --            --                 --            (11,425)        (11,425)
---------------------------------------------------------------------------------------------------------------------------------

              55,700                 2,849         (1,081)         (793)            (5,090)            55,367     $   (11,233)
                                                                                                                  ===============

                 228                    --             --            --                 --                235     $        --
                  --                    --             --            --                 --               (136)           (136)
                  --                   858             --            --                 --                858             858
---------------------------------------------------------------------------------------------------------------------------------

              55,928                 3,707         (1,081)         (793)            (5,090)            56,324     $       722
                                                                                                                  ===============
                  --                    --             --            10                 29                 29     $        --
                  --                    --             --            --                 --               (178)           (178)
                  --                   988             --            --                 --                988             988
---------------------------------------------------------------------------------------------------------------------------------
      $       55,928           $     4,695         (1,081)         (783)       $    (5,061)       $    57,163     $       810
=================================================================================================================================


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

      The Company provides services to industry, the federal government, and state and local government markets. Services provided include infrastructure redevelopment, federal program management, and knowledge systems and solutions. The Company's services are provided primarily in the United States, although services in other countries are performed.


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

      Marketable equity and debt securities available for current operations include investments in corporate commercial paper and U.S. Government debt securities, and are classified as current assets in the accompanying consolidated balance sheets. Investments held by the Company's wholly owned captive insurance subsidiary include equity and bond mutual funds, and are classified as noncurrent assets in the accompanying consolidated balance sheets.

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


22  ROY F. WESTON, INC. AND SUBSIDIARIES

CONTRACT REVENUE RECOGNITION

      The Company provides professional engineering, consulting, and other services under cost-plus-fee, time and materials, and fixed-price contracts. Revenues from contracts are recorded on the percentage-of-completion method of accounting, determined by relating contract costs incurred to date to total estimated contract costs at completion. Estimated award fees on certain long-term federal contracts are included in revenues at the time the amounts can be reasonably determined. Revenues associated with U.S. Government indirect rates are adjusted when variances are determined on at least an annual basis. Provisions for estimated contract losses are recorded when identified.

STOCK-BASED COMPENSATION

      The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation programs, including its Stock-Based Incentive Compensation Plan and Employee Stock Purchase Plan. Under Opinion No. 25, no compensation expense is recognized for grants of stock options if the exercise price is not less than market value at the date of grant, and employee stock purchase plans that qualify under Section 423 of the Internal Revenue Code are considered noncompensatory. Proforma disclosures required under Statement of Financial Accounting Standards No. 123 are included in Note 9 to the consolidated financial statements.


NOTE 3 - RESTRUCTURING AND IMPAIRMENT CHARGES


      During 1996, the Company adopted plans to withdraw from the analytical laboratory business, close or reduce the size of certain offices, and reduce the size of its workforce. The Company recorded restructuring charges aggregating $14,421,000, consisting principally of writedown of assets, severance costs for terminated employees, costs of idle facilities, and estimated loss on disposal of the analytical laboratory business. At December 31, 1999 and 1998, respectively, the Company had accruals aggregating $67,000 and $593,000, respectively, included as other current liabilities in the accompanying consolidated balance sheets, for costs, principally lease payments to be incurred in future periods as a result of the restructuring.

      During 1997, the Company completed the sale of the net assets of its analytical laboratory business and the sale of another subsidiary. The proceeds from these transactions exceeded amounts anticipated in recording the 1996 restructuring charge. The excess is included as restructuring credits in the accompanying consolidated statement of operations for the year ended December 31, 1997.

      In addition, the Company recorded an impairment charge of $1,245,000 in 1997, in accordance with Statement of Financial Accounting Standards No. 121. The impairment charge reduced the carrying value of the Company's financial and project software to its estimated fair value.


NOTE 4 - INVESTMENTS


      The Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

      Investments in debt and equity securities at December 31 consisted of the following:

(Thousands of dollars)                                                      1999                             1998
                                                                     --------------------------------------------
Fair Value:
   Current                                                           $        --                        $   1,547
   Noncurrent                                                              2,342                            3,853
                                                                     --------------------------------------------
                                                                           2,342                            5,400
Gross unrealized holding gains                                              (635)                            (950)
Gross unrealized holding losses                                               --                               45
                                                                     --------------------------------------------
Cost basis of investments                                            $     1,707                        $   4,495
                                                                     ============================================


                                      ROY  F. WESTON, INC. AND SUBSIDIARIES  23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investment activity for the years ended December 31 was as follows:

(Thousands of dollars)                                1999                      1998                      1997
                                                --------------------------------------------------------------

Proceeds from sale of investments               $    3,282                $    9,912                $   15,381
                                                --------------------------------------------------------------
Gross realized gains                            $      400                $      461                $      270
                                                --------------------------------------------------------------
Gross realized losses                           $       --                $       --                $       --
                                                --------------------------------------------------------------
Change in unrealized holding gain               $     (270)               $     (206)               $      291
Deferred income taxes                                   92                        70                       (99)
                                                --------------------------------------------------------------
Net change in unrealized holding gain           $     (178)               $     (136)               $      192
                                                ==============================================================

      Realized gains and losses are determined on a specific identification basis and included in investment income in the accompanying consolidated statements of operations.



NOTE 5 - ACCOUNTS RECEIVABLE AND UNBILLED COSTS AND ESTIMATED EARNINGS

      Trade accounts receivable at December 31 consisted of the following:

(Thousands of dollars)                                                          1999                      1998
                                                                         -------------------------------------

Industrial clients                                                        $   18,512                $   16,003
State and municipal governments                                               13,242                    13,913
U.S. Government agencies                                                      25,670                    31,674
Retentions                                                                     1,535                       768
                                                                         -------------------------------------
                                                                              58,959                    62,358
Less allowance for doubtful accounts                                           2,040                     1,882
                                                                         -------------------------------------
                                                                         $    56,919                $   60,476
                                                                         =====================================


      Unbilled costs and estimated earnings consisted of the following:

(Thousands of dollars)                                                          1999                      1998
                                                                     ------------------------------------------

Industrial clients                                                   $         5,139                $    2,564
State and municipal governments                                                5,014                     6,751
U.S. Government agencies                                                      16,433                    10,952
Retentions                                                                       705                       273
                                                                     ------------------------------------------
                                                                     $        27,291                $    20,540
                                                                     ==========================================

      The Company does not believe there is any undue credit risk in connection with realization of its account receivable.

      Unbilled costs and estimated earnings can be invoiced upon attaining certain milestones under fixed-price contracts, completion of federal government indirect rate audits, final approval of design plans for engineering services, and completion of construction on certain projects. Billed and unbilled retentions of $2,240,000 at December 31, 1999 include $565,000, which is expected to be collected during 2001 and thereafter.


24  ROY F. WESTON, INC. AND SUBSIDIARIES

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

      Under the terms of the agreement, cash borrowings bear interest at 1% over the prime interest rate or, at the Company's option, other variable rates. Cash borrowings for working capital are limited to $10,000,000 and any such borrowings over $8,000,000 bear interest at 2% over the prime interest rate. The Company is subject to a 3/8% annual charge on the unused portion of the facility. The agreement requires the Company to maintain minimum levels of tangible net worth and certain financial ratios and restricts certain expenditures and debt outside the agreement. At December 31, 1999, the Company was not in compliance with one of the financial ratio covenants required under the credit facility.

      The Company had $3,400,000 of outstanding cash borrowings under the facility at December 31, 1999 and had outstanding letters of credit aggregating $2,141,000.



NOTE 7 - LONG-TERM DEBT


      Long-term debt at December 31 consisted of the following:

      (Thousands of dollars)                                                    1999                      1998
                                                                          ------------------------------------

7% Convertible Subordinated Debentures due April 15, 2002                 $   12,323                $   13,958
Capitalized lease obligations                                                    609                       739
                                                                          ------------------------------------
Total debt                                                                    12,932                    14,697
      Less current maturities                                                  3,284                     1,700
                                                                          ------------------------------------
                                                                          $    9,648                 $  12,997
                                                                          ====================================

      The 7% Convertible Subordinated Debentures (the Debentures) are due April 15, 2002 and are convertible into the Company's Series A common stock at a conversion price of $21.13 per share. The Company has the option to redeem the Debentures at a redemption price of 100%.

      The Company is required to redeem annually $3,140,000 of the principal amount of the Debentures, so as to retire 80% of the Debentures prior to maturity. During 1999, 1998, and 1997, the Company repurchased $1,635,000, $3,971,000, and $186,000 principal amount of Debentures, respectively, thus satisfying the redemption requirements through 1999 and a portion of the 2000 redemption requirement. Debentures aggregating $2,903,000 are required to be repurchased by April 15, 2000. The gains on redemption of $53,000, $157,000, and $21,000 in 1999, 1998, and 1997, respectively, have been included in other income in the consolidated statements of operations. The Debentures are uncollateralized and subordinated to all senior indebtedness. The costs of issuing the Debentures have been deferred and are being amortized over the life of the debt.

      The Debenture Indenture limits the amount of dividends the Company may declare and limits the funds the Company and its subsidiaries may use to purchase, redeem, or retire the Company's capital stock. The Indenture also provides that the Company must maintain a minimum tangible net worth or offer to purchase 10% of the principal amount of the Debentures issued at their principal amount plus accrued interest.

The fair value of the Debentures based on quoted market price at December 31, 1999 and 1998 was $10,724,000 and $12,946,000, respectively.


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Maturities of long-term debt are as follows:

                 Years Ending December 31 (Thousands of dollars)

                    2000                      $       3,284
                    2001                              3,244
                    2002                              6,360
                    2003                                 40
                    2004                                  4
                                              -------------
                                              $      12,932
                                              =============

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

      Minimum annual lease commitments under noncancelable leases principally for office facilities are as follows:


                 Years Ending December 31 (Thousands of dollars)
                    2000                      $       3,999
                    2001                              3,227
                    2002                              2,147
                    2003                              2,165
                    2004                              1,747
                    Thereafter                       13,655
                                              -------------
                                              $      26,940
                                              =============


      The following is a summary of rental expense for the years ended December 31:


(Thousands of dollars)                               1999                      1998                       1997

                                                ----------------------------------------------------------------
Gross rental expense                            $  15,466                   $  12,210                   $ 15,068

Reimbursed as direct project expenses             (10,210)                     (7,497)                    (6,897)
                                                ----------------------------------------------------------------
   Net rental expense                           $   5,256                   $   4,713                   $  8,171
                                                ================================================================



26  ROY F. WESTON, INC. AND SUBSIDIARIES

NOTE 9 - COMMON STOCK

      The Company's Common stock and Series A common stock are equivalent except that each share of Common stock has one vote and each share of Series A common stock has one-tenth of one vote.

      The Company has a Stock-Based Incentive Compensation Plan (Option Plan) that provides for the grant to employees of nonqualified stock options and options designed to qualify as "incentive stock options" under the Internal Revenue Code. An option gives the participant the right to purchase from the Company a specified number of shares of Series A common stock for a specified price during a specified period not exceeding 10 years. A total of 1,675,000 shares of Series A common stock have been reserved for issuance under the Option Plan pursuant to the exercise of options. All options must have an exercise price of not less than fair market value of the underlying shares on the date of grant. Options granted under the Option Plan have all had a life of 10 years and generally vest at the rate of 20% on each of the first five anniversary dates of the grant. Payment by option holders upon exercise of an option may be made in cash, or by delivering previously owned shares of Common stock, Series A common stock, or any combination thereof.

      Option activity under the Option Plan is summarized as follows:

                                                                             Option Price     Weighted Average
                                                   Number of Shares            per Share      Price per  Share
                                                   -----------------------------------------------------------
Outstanding at January 1, 1997                        655,900              $  4.00 - $14.50      $    7.89
 Granted                                              689,016              $  2.75 - $  4.25     $    3.84
 Exercised                                               --                        --                 --
 Canceled                                            (492,300)             $  3.75 - $14.50      $    8.14
                                                   -----------------------------------------------------------
Outstanding at December 31, 1997                      852,616              $  2.75 - $14.50      $    4.47
 Granted                                                 --                        --            $     --
 Exercised                                               --                        --                  --
 Canceled                                             (83,467)             $  3.75 - $14.50      $     6.12
                                                   -----------------------------------------------------------
Outstanding at December 31, 1998                      769,149              $  2.75 - $14.50      $    4.29
 Granted                                              410,000              $  2.31 - $ 2.81      $    2.44
 Exercised                                               --                        --                 --
 Canceled                                             (79,600)             $  2.44 - $14.50      $    4.37
                                                   -----------------------------------------------------------
Outstanding at December 31, 1999                    1,099,549              $  2.31 - $ 7.75      $    3.60
                                                   ===========================================================
 Exercisable at December 31, 1997                     120,600              $  4.00 - $14.50      $    7.13
 Exercisable at December 31, 1998                     149,710              $  3.75 - $14.50      $    5.70
 Exercisable at December 31, 1999                     196,540              $  2.75 - $ 7.75      $    5.28

      At December 31, 1999 there were 461,151 shares available for further grants under the Option Plan. The weighted average remaining contractual life of options outstanding at December 31, 1999 was 7.8 years.

      Options granted during 1997 include options for 435,000 shares which were to vest if the closing market price of the Company's Series A common stock attained certain thresholds, and remained at or above those thresholds for at least 90 days. Vesting for these options was changed in 1999 so that they vest at the rate of 20% per year beginning April 1, 2000. Also included in 1997 grants are options for 22,216 shares at an exercise price of $4.25 per share. These options replaced options for 124,300 shares originally issued in 1990, 1992, and 1993 at exercise prices ranging from $7.75 to $14.50 per share.

In 1999 the Company granted Stock Appreciation Rights (SARs) to certain executives. Under the terms of the SARs the executives will receive a cash award if the market price of the Series A shares exceeds $2.50 per share during the measurement period, as defined. The potential cash award under these SARs is capped, based on the exercise price

                                        ROY F. WESTON, INC. AND SUBSIDIARIES  27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of certain options held by the executives. As of December 31, 1999 no amounts were recognized in the accompanying consolidated statement of operations as the market threshold had not been met.

      The Company also had an Employee Stock Purchase Plan (Purchase Plan), which provided for the purchase of Series A common stock by eligible employees. The Purchase Plan was designed to qualify as a noncompensatory employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. A total of 2,425,000 shares of Series A common stock were reserved for issuance under the Purchase Plan. The price per share of Series A common stock was equal to 85% of the lower of the closing market price of Series A common stock on the first trading day of each semiannual purchase period, or the last trading day of such purchase period. During the years ended December 31, 1998 and 1997, respectively, 68,737 and 240,054 shares were issued under the Purchase Plan at prices ranging from $2.34 per share to $3.45 per share. Substantially all of the shares reserved for issuance under the Purchase Plan had been distributed as of July 1, 1998, and the Purchase Plan has terminated in accordance with its terms.

      In 1999, the Company adopted a Director Stock Compensation Plan. Under the terms of this plan, certain directors receive shares of Series A common stock, rather than cash for their quarterly director fees. A total of 200,000 shares of Series A common stock have been reserved for issuance under this plan.

      Statement of Financial Accounting Standards No. 123, which the Company has elected not to adopt, would require the determination of compensation cost for awards under the Option Plan and issuances under the Purchase Plan based on their fair value. If the applicable awards and issuances had been accounted for in accordance with Statement No. 123, the Company's proforma net income (loss) and basic earnings (loss) per share for the years ended December 31 would approximate the amounts below:

(Thousands of dollars, except per share amount)      1999                        1998                       1997
------------------------------------------------------------------------------------------------------------------

Net income (loss)                               $     687                   $     557                   $(11,823)

Basic earnings (loss) per share                 $     .07                   $     .06                   $  (1.22)

      The impacts of applying Statement No. 123 in the proforma disclosure are not indicative of future amounts. Statement No. 123 does not apply to awards and issuances prior to 1995, and additional awards in future years are anticipated.

      Fair values used in calculating the proforma disclosures under Statement No. 123 were determined using the Black-Scholes option pricing model. There were no option grants in 1998. Significant assumptions used and results follow:

                                                                              1999                     1997
---------------------------------------------------------------------------------------------------------------
Risk-free interest rates                                                 5.3%  - 6.1%              6.3% - 6.8%
Volatility                                                                     47%                  59% - 96%
Dividends                                                                     None                    None
Fair value                                                               $1.38 - $1.71             $2.19 - $3.85



NOTE 10 - EMPLOYEE BENEFIT PLANS

      The Company has a defined benefit pension plan (Retirement Income Plan) that covered substantially all of its employees until July 1, 1997. Effective that date, benefits under the Retirement Income Plan were frozen, resulting in the recognition of a curtailment gain of $3,899,000 in 1997. In addition, the Company has nonqualified supplementary retirement plans (Supplemental Plans) that provide additional benefits to certain executives. The Company also provides certain postretirement medical benefits.


28  ROY F. WESTON, INC. AND SUBSIDIARIES

       The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

                                                   Retirement                Supplemental        Postretirement
                                                   Income Plan                   Plans               Medical
                                                  ------------------------------------------------------------
(Thousands of dollars)
CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at January 1, 1998          $     32,946               $     3,068          $      1,000
      Service cost                                          --                        40                    68
      Interest cost                                      2,360                       212                    77
      Plan amendments                                       --                        --                    --
      Special termination benefits                          --                        58                    --
      Benefits paid                                     (1,133)                     (204)                 (161)
      Actuarial (gain) or loss                           2,734                       (29)                  213
      Participant contributions                             --                        --                     8
                                                  ------------------------------------------------------------
   Benefit obligation at December 31, 1998              36,907                     3,145                 1,205
      Service cost                                          --                        47                    62
      Interest cost                                      2,558                       218                    71
      Benefits paid                                       (748)                     (200)                 (141)
      Actuarial (gain) or loss                           4,321                       (74)                 (129)
      Participant contributions                             --                        --                    10
                                                  ------------------------------------------------------------
 Benefit obligation at December 31, 1999          $     43,038               $     3,136          $      1,078
                                                  ============================================================
CHANGE IN PLAN ASSETS
   Fair value of plan assets at January 1, 1998   $     34,263               $        --          $         --
      Actual return on plan assets                       6,774                        --                    --
      Employer contributions                               796                       204                   153
      Participant contributions                             --                        --                     8
      Benefits paid                                     (1,133)                     (204)                 (161)
      Expenses                                            (147)                       --                    --
                                                  ------------------------------------------------------------
   Fair value of plan assets at December 31, 1998       40,553                        --                    --
      Actual return on plan assets                       5,606                        --                    --
      Employer contributions                                --                       200                   131
      Participant contributions                             --                        --                    10
      Benefits paid                                       (748)                     (200)                 (141)
      Expenses                                             (75)                       --                    --
                                                  ------------------------------------------------------------
  Fair value of plan assets at December 31, 1999  $     45,336               $        --          $         --
                                                  ============================================================

RECONCILIATION OF FUNDED STATUS:
At December 31, 1998
      Funded status                               $      3,646               $    (3,145)         $     (1,205)
      Unrecognized actuarial (gain) loss                (1,558)                      869                  (528)
      Unrecognized transition obligation                    --                        55                 1,036
      Unrecognized prior service cost                       --                        19                    --
                                                  ------------------------------------------------------------
Net amount recognized                             $      2,088               $    (2,202)         $       (697)
                                                  ============================================================

At December 31, 1999
      Funded status                               $      2,298               $    (3,136)         $     (1,078)
      Unrecognized actuarial (gain) loss                   275                       748                  (600)
      Unrecognized transition obligation                    --                        37                   962
      Unrecognized prior service cost                       --                        14                    --
                                                  ------------------------------------------------------------
Net amount recognized                             $      2,573               $    (2,337)         $       (716)
                                                  ============================================================


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The components of net periodic benefit cost for the years ended December 31 are as follows:

  (Thousands of dollars)                                             1999                 1998           1997
                                                                -------------------------------------------------
  RETIREMENT INCOME PLAN:
      Service cost                                             $        --            $     --        $      979

      Interest cost                                                  2,558                2,360            2,435
      Expected return on plan assets                                (3,167)              (2,809)          (2,500)
      Amortization of prior service cost                                --                  --                (7)
      Amortization of transitional obligation                           --                  --                16
      Recognized actuarial loss                                        124                  --                --
                                                                -------------------------------------------------
   Net periodic benefit cost (credit)                          $      (485)           $    (449)      $      923
                                                               ==================================================
  SUPPLEMENTAL PLANS
      Service cost                                             $        47            $      40       $       76

      Interest cost                                                    218                  211              220
      Amortization of prior service cost                                 5                    5               13
      Amortization of transitional obligation                           18                   18               18
      Recognized actuarial loss                                         47                   41               54
                                                                -------------------------------------------------
   Net periodic benefit cost                                   $       335            $     315       $      381
                                                               ==================================================

   POSTRETIREMENT MEDICAL:
      Service cost                                             $        62            $      68       $       51
      Interest cost                                                     71                   77               68
      Amortization of transition obligation                             74                   74               74
      Recognized actuarial gain                                        (56)                 (59)             (79)
                                                                -------------------------------------------------
   Net periodic benefit cost                                   $       151            $     160       $      114
                                                               ==================================================

      Significant assumptions used in the benefit plans at December 31 were:

                                                                                1999                           1998
                                                                             -----------------------------------------
RETIREMENT INCOME PLAN:
     Weighted average discount rate                                            6.40%                           6.90%
     Expected long-term rate of return on plan assets                          9.25%                           9.25%
     Rate of compensation increase                                             5.00%                           5.00%

SUPPLEMENTAL PLANS:
     Weighted average discount rate                                            7.50%                           6.90%

POSTRETIREMENT MEDICAL:
     Weighted average discount rate                                            7.50%                           6.90%
     Initial health care cost trend rate                                       8.00%                           9.00%
     Ultimate health care cost trend rate                                      5.50%                           5.50%
     Grading period                                                            4 Years                       5 years


30  ROY F. WESTON, INC. AND SUBSIDIARIES

      Assumed health care cost trend rates can have a significant effect on amounts reported for the postretirement medical plan. A 1% change in the assumed health care cost trend rates would increase the aggregate of service cost and interest cost for 1999 by $3,000 and the accumulated postretirement medical benefit obligation at December 31, 1999 by $44,000.

      The Company also has a Retirement Savings Plan (Savings Plan) which provides that the Company will supplement an employee's contribution (which may not exceed 12% of compensation). Employees are eligible to participate in the Savings Plan at the beginning of the quarter after their hire but do not receive the supplement until the quarter after completion of one year of service. The Company has agreed to contribute to the Savings Plan an amount equal to 50% of the first 6% of an employee's contributions. Company contributions resulted in charges to earnings of $1,712,000, $1,653,000, and $1,951,000 for the years ended December 31, 1999, 1998, and 1997, respectively. In addition, effective July 1, 1997, the Company began making an additional contribution to the Plan. The additional contribution, which aggregated $1,596,000, $1,508,000, and $879,000 for the years ended December 31, 1999, 1998, and 1997, respectively, is made for the benefit of all eligible employees and is not dependent on an employee contribution.

      The Company maintains medical and dental plans for its eligible employees on a primarily self-funded basis. Claims in excess of specified individual and aggregate amounts are covered by insurance. Costs and premiums in the financial statements for the years ended December 31, 1999, 1998, and 1997 for these plans were $2,703,000, $2,771,000, and $3,181,000, respectively.



NOTE 11 - CONTINGENCIES

      As collateral for performance on contracts, the Company is contingently liable at December 31, 1999 in the amount of $2,141,000, under standby letters of credit.

      The Company has encountered significant billing and collection delays due to a dispute over contract modification issues on one large federal construction project. The Company intends to commence litigation to resolve the dispute. Although the outcome of any litigation is uncertain, the Company believes that its position is sound and that it will achieve a favorable resolution of the dispute, in which event the Company could recognize a significant gain. In the event of an unfavorable resolution, the Company could sustain a significant loss, which could be material.

      A substantial portion of the Company's gross revenues is derived from work involving hazardous materials, toxic wastes, and other pollutants. Such efforts frequently entail significant risks of liability for environmental damage, personal injury, and fines and costs imposed by regulatory agencies. A substantial number of the Company's contracts require indemnification of a client for performance claims, damages, or losses unless such injury or damage is solely the result of the client's negligence or willful acts. The Company has been able to insure against most liabilities it may incur in this regard.

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


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - INCOME TAXES

      The components of the provision (benefit) for income taxes are as follows:


  (Thousands of dollars)                                             1999                1998               1997
                                                               --------------------------------------------------
  Current
    Federal                                                     $      --           $     149           $ (1,905)
    State                                                             171                 122                 30
                                                               --------------------------------------------------
                                                                      171                 271              (1,875)
                                                               --------------------------------------------------
  Deferred
    Federal                                                           253                 301                425
    State                                                              --                  --                 --
                                                               -------------------------------------------------
                                                                      253                 301                 425
                                                               --------------------------------------------------
                                                               $      424           $     572           $ (1,450)
                                                               ==================================================

      Temporary differences that give rise to deferred tax assets and liabilities at December 31 are as follows:

  (Thousands of dollars)                                                   1999                      1998
                                                                      --------------------------------------
   Deferred tax assets:
      Uncollectible accounts                                          $        815              $        110
      Net operating loss carryforwards                                       6,952                     6,626
      Supplemental retirement plans                                          1,473                     1,419
      Self insurance                                                         1,506                     1,647
      Other accruals                                                         1,279                     1,299
      Depreciation                                                              68                        --
      Facility closure                                                         864                     1,450
      State tax loss carryforwards                                           3,324                     2,942
      Other                                                                  2,176                     1,925
                                                                      --------------------------------------
                                                                      $     18,457              $     17,418
                                                                      --------------------------------------
   Deferred tax liabilities:
      Retainage                                                       $       (157)             $       (174)
      Award fees                                                                --                      (312)
      Pensions                                                                (984)                     (791)
      Other                                                                 (1,322)                     (401)
                                                                      --------------------------------------
                                                                            (2,463)                   (1,678)
                                                                      --------------------------------------
   Valuation allowance                                                      (8,157)                   (7,742)
                                                                      --------------------------------------
   Net deferred income taxes                                          $      7,837              $      7,998
                                                                      ======================================


32    ROY F. WESTON, INC. AND SUBSIDIARIES

      At December 31, 1999, the Company has federal net operating loss carryforwards of approximately $20,447,000, principally expiring in 2012. The Company's net deferred tax assets include substantial amounts of net operating loss carryforwards. Failure to achieve forecasted amounts of taxable income in future periods could affect the ultimate realization of net deferred tax assets. A valuation allowance has been established for certain deferred tax assets since, based on the weight of available evidence, it is more likely than not that a portion of these assets will not be realized.

      The reconciliations of the effective tax rate to that based on the federal statutory rate for the years ended December 31 are as follows:

                                                                       1999                1998              1997
                                                                     --------------------------------------------
  Statutory rate                                                      34.0%               34.0%              34.0%
  Valuation allowance                                                  --                  2.5              (23.3)
  State income taxes, net of federal taxes                             7.9                 5.7               (0.2)
  Amortization of goodwill                                             1.5                 1.5               (0.2)
  Travel-related meals                                                 6.6                 5.7               (0.8)
  Officers life insurance                                            (19.8)               (5.8)              (0.1)
  Other, net                                                          (0.2)               (3.6)               1.9
                                                                     --------------------------------------------
  Effective tax rate                                                  30.0%               40.0%              11.3%
                                                                     =============================================


NOTE 13 - MAJOR CUSTOMER INFORMATION


      The Company's largest customer is the U.S. Government and its agencies, which provided the following gross revenues for the years ended December 31:


  (Thousands of dollars)                                          1999                1998                 1997
                                                              ---------------------------------------------------
  Department of Defense                                       $    70,396          $   60,892          $  50,146
  Environmental Protection Agency                                  45,826              50,842             47,285
  Department of Energy                                             27,065              20,229             25,379
  Other                                                             4,705               4,600              6,528
                                                              ---------------------------------------------------
  Total U.S. Government                                       $   147,992          $  136,563          $ 129,338
                                                              ==================================================



NOTE 14 - SUPPLEMENTAL CASH FLOW INFORMATION


      Cash payments for income taxes were $115,000, $51,000, and $192,000 in the years ended December 31, 1999, 1998, and 1997, respectively. The Company received refunds of previously paid income taxes aggregating $25,000, $1,136,000, and $3,672,000 in the years ended December 31, 1999, 1998, and 1997, respectively.

      Cash payments for interest were $1,328,000, $1,218,000, and $1,464,000 in the years ended December 31, 1999, 1998, and 1997, respectively.

      Capital lease obligations of $290,000, $697,000, and $128,000 were incurred during the years ended December 31, 1999, 1998, and 1997, respectively, when the Company entered into leases for office equipment.


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -  RELATED PARTY TRANSACTIONS

      The Company used the services of a travel agency that was owned by one of its directors. Under an agreement entered into in 1996, the Company paid the travel agency a monthly fee and received rebates from the travel agency of the commissions earned from providers of transportation and other travel-related services. Net payments to the travel agency included in general and administrative expenses in the accompanying consolidated statements of operations in 1998 and 1997 were $285,000 and $280,000, respectively.

      In June 1998 the above arrangement was terminated, and the Company's travel requirements are handled internally using contracted labor. The director has been retained as a consultant to the travel department and in 1999 and 1998 was paid $150,000 and $75,000, respectively, in this capacity.

      A relative of a director of the Company is an officer of a not for profit organization to which the Company has contributed a total of $50,000.

      Also, in 1997 the Company entered into consulting contracts with several of its directors. Fees charged under these consulting contracts aggregated $349,000 in 1997.


NOTE 16 - SEGMENTS


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

      The following information for the years ended December 31, 1999 and 1998 is required by Statement No. 131. Information for the year ended December 31, 1997 is not presented as it is impractical to develop such information as the Company undertook a significant reorganization in 1997.

Year Ending December 31, 1999          Infrastructure      Federal        Knowledge      Corporate      Consolidated
(Thousands of dollars)                  Redevelopment     Programs       Systems and
                                                                          Solutions
---------------------------------------------------------------------------------------------------------------------
Net revenues                           $    122,877     $    20,489    $     2,984     $     1,416     $     147,766

Segment profit (loss)                  $     12,278     $     3,033    $      (842)    $   (13,057)    $       1,412

Total assets                           $     84,316     $     7,011    $     1,296     $    28,804     $     121,427

Depreciation and amortization          $      1,841     $        91    $       160     $     1,797     $       3,889

Interest expense                       $      1,492     $       216    $        15     $       (98)    $       1,625

Capital expenditures                   $        980     $       156    $       201     $     3,234     $       4,571


Year Ending December 31, 1998          Infrastructure      Federal        Knowledge      Corporate      Consolidated
(Thousands of dollars)                  Redevelopment     Programs       Systems and
                                                                          Solutions
---------------------------------------------------------------------------------------------------------------------

Net revenues                           $    110,937     $    24,806    $     3,690     $       953     $     140,386

Segment profit (loss)                  $     11,426     $     3,524    $      (792)    $   (12,728)    $       1,430

Total assets                           $     74,810     $    11,283    $     1,021     $    34,242     $     121,356

Depreciation and amortization          $      1,880     $       107    $       134     $     1,649     $       3,770

Interest expense                       $      1,195     $       200    $        13     $       (37)    $       1,371

Capital expenditures                   $        421     $        36    $       139     $     2,584     $       3,180


34  ROY F. WESTON, INC. AND SUBSIDIARIES

NOTE 17 - SUBSEQUENT EVENT (UNAUDITED)


      On March 13, 2000, the Company received a waiver of its noncompliance with one of the financial ratio covenants required under its credit facility. The Company has received a written commitment for a replacement credit facility with the same lender that will reduce the total amount of the facility, but increase the amount available for working capital borrowings. The Company expects the new facility to be effective by May 2000.



NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

      Quarterly financial information for 1999 and 1998 is presented in the following tables:

                                                      First            Second            Third         Fourth
  (Thousands of dollars, except per share data)      Quarter           Quarter          Quarter        Quarter
----------------------------------------------------------------------------------------------------------------
  1999

  Gross revenues                                $     72,804       $   60,065        $   62,869     $   68,006
  Net revenues                                  $     37,815       $   36,053        $   35,938     $   37,960
  Income (loss) from operations                 $       717        $     390*        $      (80)    $     (445)
  Net income                                    $        371       $      91         $       94**   $      432***
  Basic earnings per share                      $       .04        $     .01         $      .01     $      .04


  1998
  Gross revenues                                $     54,677       $   58,780        $   62,416      $   65,319
  Net revenues                                  $     32,751       $    34,936+      $   36,552      $   36,147
  Income from operations                        $       348        $     168         $       155     $      474++
  Net income                                    $        207       $     152         $       104     $      395
  Basic earnings per share                      $       .02        $     .02         $       .01     $      .04

  * Includes a reduction in estimated insurance claim liabilities of $500.

** Includes a pretax gain of $480 resulting from the demutualization of a life insurance company in which the Company is a policyholder.

*** Includes a gain from a life insurance claim of $770.

+ Includes $800 for work performed in an earlier period resulting from a contract settlement.

++  Includes a reduction in estimated insurance claim liabilities of $1,000.


                                        ROY F. WESTON, INC. AND SUBSIDIARIES  35

SENIOR MANAGEMENT

WILLIAM L. ROBERTSON
Chief Executive

PATRICK G. MCCANN
President and Chief Operating Officer

WILLIAM G. MECAUGHEY, CPA
Vice President, Chief Financial Officer, and Treasurer

ARNOLD P. BORISH, ESQ.
Vice President, General Counsel, Corporate Secretary, and Manager, Mergers and Acquisitions

JOHN R. BROOKS
Vice President and Manager,
Construction Remediation and Redevelopment Group, and
President, Weston International

JOHN D. DIFILIPPO, P.E.
Vice President and Manager, Southern Division

RAYMOND J. GRIFFIN
Vice President and Manager, Human Resources

JOHN HAMMOND
Vice President and Manager, Eastern Division

VINCENT A. LAINO, JR.
Vice President, Chief Information Officer, and
Manager, KS2 Information Services

L. STEVEN WAGNER
Vice President and Manager, Western Division

EDMUND B. PETTISS, JR.
Vice President and Manager, Marketing

ALAN SOLOW, CHP
Vice President and Manager, Federal Group

KURT STIMPSON
Vice President and Manager, Midwest Division

JOHN W. THORSEN, P.E.
Vice President and Manager, Quality Assurance



BOARD OF DIRECTORS

KATHERINE W. SWOYER(1)
Chairman of the Board, Roy F. Weston, Inc.

AMBASSADOR RICHARD L. ARMITAGE(1)
President, Armitage Associates, L.C.

JESSE BROWN(2)
President and Chief Executive Officer,
Brown and Associates

THOMAS E. CARROLL(1)
President and Chief Executive Officer,
MEDIQ Incorporated

THOMAS HARVEY(1)
Chief Executive Officer, A-55, Inc.
Chairman, Global Environment and Technology Foundation,
Global Initiatives, Inc., and GlobeQuest International,
Inc.

WAYNE F. HOSKING, JR., ESQ.(2)
Government Relations Director,
Roy F. Weston, Inc.

WILLIAM L. ROBERTSON(1)
Chief Executive,
Roy F. Weston, Inc.

THOMAS M. SWOYER, JR.(2)
Operations Manager, San Antonio Office, Roy F. Weston, Inc.

A. FREDERICK THOMPSON, PH.D., P.E.(2)
Program Director, Environmental Technologies,
National Science Foundation

ROY F. WESTON, P.E., DEE (1),(2)
Retired, (Chairman Emeritus), Roy F. Weston, Inc.

JAMES H. WOLFE, CPA(2)
Retired, PricewaterhouseCoopers, LLP

--------------------------------
Committees:

         (1)  Member, Executive Committee
         (2) Member, Audit Committee


36  ROY F. WESTON, INC. AND SUBSIDIARIES

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

                                                              As of December 31,
                                                               1999,  there were
                                                         2,299 holders of record
                                                              of Series A common
                                           stock and 26 holders of Common stock.
                                                             WESTON has not paid
                                                              any cash dividends
                                                           since 1978. The Board
                                                         of Directors intends to
                                                         retain earnings for the
                                                          foreseeable future for
                                                                the expansion of
                                                              WESTON's business.


GENERAL INFORMATION

FINANCIAL INFORMATION
Analysts, investors, and others seeking information about WESTON's financial performance or financial reports, including SEC Forms 10-K and 10-Q, may contact the company. Requests should be directed to:

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

COMPANY INFORMATION
News media and others seeking general information about WESTON may contact:

         Corporate Marketing
         Roy F. Weston, Inc.
         1400 Weston Way, P.O. Box 2653
         West Chester, Pennsylvania 19380
         Telephone: (610) 701-3182

ANNUAL MEETING
The annual meeting of stockholders will be held on May 15, 2000, 11:00 a.m. at WESTON headquarters:

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

CERTIFIED PUBLIC ACCOUNTANTS

         PricewaterhouseCoopers, LLP
         2400 Eleven Penn Center
         Philadelphia, Pennsylvania 19103-2962

TRANSFER AGENT AND REGISTRAR

         American Stock Transfer and Trust Company
         40 Wall Street
         New York, New York 10005-2392

INTERNET ADDRESS
For up-to-date information on WESTON's service capabilities, environmental issues and information, corporate developments, and investor relations, click to http://www.rfweston.com.


STOCK
HISTORY

SERIES "A" NASDAQ PRICE

                            High                   Low
1999
First Quarter             $  3.00               $  2.00
Second Quarter            $  3.50               $  2.13
Third Quarter             $  3.06               $  2.50
Fourth Quarter            $  3.00               $  1.88

1998
First Quarter             $  4.25               $  2.75
Second Quarter            $  4.38               $  3.38
Third Quarter             $  4.31               $  2.25
Fourth Quarter            $  3.06               $  2.25